WELLS

Wells Real Estate Investment Trust II

2010 Annual Report

Leaving a legacy that matters

Our steadfast commitment to your interests permeates every decision we make.

To Our Valued Investors:



As we move into 2011, we reflect on 2010 as a very solid year for Wells REIT II. Given the uncertainty that still surrounds the overall economy, Wells REIT II remains on a strong financial footing. Its heritage of conservative investing enabled the REIT to weather these changing times and reminded us that old-fashioned prudence is a timeless strategy.

Our steadfast commitment to your interests permeates every decision we make. Whether the market was up or down, Wells REIT II delivered a quarterly dividend to investors since its inception in 2004. Even though a challenging job market continues to impact commercial office real estate, we remain encouraged. We believe our low leverage, strong occupancy levels, long average lease terms, and high-quality tenants position your REIT to face such challenges.

Highlights of 2010

Looking back, we achieved some important milestones that place your REIT in a strong position as we look toward the future and the REIT's eventual exit strategy.

On June 30, Wells REIT II stopped selling shares to new investors. The Board of Directors believed it was time to cease equity fundraising because the REIT had reached a milestone in building an outstanding portfolio, a strong balance sheet, and sufficient capacity to make future investments. Closing the REIT to new investments was a necessary step to prepare for the next phase of its life cycle, in which we will continue to focus on portfolio management and strategic enhancement.

In May, Wells REIT II received investment-grade credit ratings from two world-leading rating services — Standard & Poor's Rating Services and Moody's Investors Service. The REIT was assigned a corporate credit rating of BBB- by Standard & Poor's and a Baa3 rating by Moody's. Wells REIT II is the only public, nontraded REIT that holds investment-grade credit ratings from S&P and Moody's.

Although equity fundraising has concluded, there is still a need to access capital for future strategic property acquisitions. With these real estate opportunities in mind, in May 2010, Wells REIT II pursued and closed on a three-year unsecured revolving credit facility issued for $500 million by a lending syndicate led by JPMorgan Chase Bank, N.A.

These important milestones underscore Wells REIT II's strength, while positioning the REIT to realize its future aspirations.

We realize that Wells REIT II may represent an important part of your investment portfolio, your financial heritage, and your plans for the future. Please know that responsible stewardship of your investment is always of the utmost importance to us.

Thank you for your investment in Wells REIT II and the confidence you've placed in us.

Sincerely,

Leo F. Wells III
Chairman of the Board

E. Nelson Mills
President

Honoring timeless values and quality

A careful, disciplined approach, prudent use of debt, and a commitment to the highest standards


Wells REIT II Quarterly Distributions History
Quarterly Distribution Per Share
Annualized Distribution — $0.60 Per Share*
$0.160
$0.120
$0.080
$0.040
$0.000
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2004 2005 2006 2007 2008 2009 2010 2011
Wells REIT II has maintained a stable distribution for 26 consecutive quarters.
*As of December 31, 2010.
Distributions may be paid from sources other than cash from operations and are subject to change at the Board of Directors' discretion.

Looking back on 2010 accomplishments, Wells REIT II received validation of the merits and the wisdom of a careful investment strategy. Once again, we saw our approach work to create portfolio value.

Investment-grade ratings and substantial line of credit

May 2010 brought two important milestones for Wells REIT II. Standard & Poor's assigned Wells REIT II a corporate credit rating of BBB-, while Moody's assigned the REIT a Baa3 rating. These are investment-grade credit ratings, and our REIT is the only REIT of its kind to receive ratings of this caliber from S&P and Moody's.

On the heels of this accomplishment, Wells REIT II pursued and closed on a three-year unsecured revolving credit facility issued for $500 million by a lending syndicate led by JPMorgan Chase Bank, N.A. "Unsecured" means that the banks did not require the REIT to put up collateral to back the loan.

The achievement of an investment-grade credit rating speaks volumes, as does the willingness with which lenders worked with the REIT to put financing options in place.

High occupancy, low leverage

In 2010, Wells REIT II's occupancy was 94.4% at year-end, compared with an average national office occupancy rate of 82.4%.

This past year also saw Wells REIT II's total leverage rate drop from 18.5% to 16.6% at year-end, positioning your REIT to take advantage of future opportunities.

Great tenant relationships

Maintaining excellent tenant relations has always been one of the key components for keeping the REIT strong. Wells REIT II honors this principle on a daily basis in the hope that we will reap the benefits of this approach when it is time for our tenants to renew their leases.

The lease extension signed with Toyota Motor Credit at One San Tan Corporate Center in suburban Phoenix is an example of how our positive tenant relationships benefit the REIT even in a tenant-favored market. Our asset management team approached Toyota Motor Credit well in advance of its lease expiration in November 2011 and laid the groundwork to extend Toyota's lease until April 2017 — a deal completed in early 2011 that benefits both Toyota and Wells REIT II.

The success of the re-leasing effort demonstrated our commitment to maintain relationships and proactively work with tenants to secure long-term leases — important components of our overall strategy.

94.4%

Wells occupancy levels in comparison with the market average of 82.4%

6.5

Average years remaining on tenant lease term

69

Investment-Grade Rated Tenants

49

Tenants on the 2010 FORTUNE 500 & Global 500 list

Data as of December 31, 2010.

Portfolio Snapshot

	2009	2010*
Total Investors	135,375	141,039
Total Properties/Buildings	67/85	71/92
Total Square Footage	20.6 million	22.1 million
Total Percentage Leased†	93.2%	94.4%
Major Industries Represented	41	41
States/Countries Represented‡	24/2	24/2
Weighted-Average Credit Rating of Rated Tenants (63.8%)	BBB+	BBB+
Portfolio Leverage§	18.5%	16.6%

*Data as of December 31, 2010.
† "Total" does not include Cleveland Marriott Downtown at Key Center. Occupancy based on square footage.
‡ States include the District of Columbia; countries represented are the United States and Russia.
§ This ratio is calculated as of December 31, 2010. For purposes of this report, "leverage" is the same as the debt-to-real-estate-asset ratio used in our SEC filings and is defined as total third-party borrowings divided by the sum of gross real estate assets, plus gross intangible lease assets (liabilities), as reflected on the balance sheets included in our 10-K and 10-Q filings.

Other portfolio highlights

University Circle, Key Tower, and San Tan Corporate Center recognized with awards

Three Wells REIT II assets were recognized and presented top honors in their respective markets by the Building Owners and Managers Association (BOMA). University Circle in East Palo Alto, Calif., won the Regional Building of the Year Award from the Pacific Southwest chapter of BOMA in recognition of its excellence in building management, operational efficiency, tenant retention, emergency planning, and community impact.

Key Tower was recognized by the greater Cleveland BOMA chapter as The Outstanding Building of the Year (TOBY) for buildings of 1 million square feet or more. The 57-story, 1.3-million-square-foot iconic office tower is the tallest building in Ohio and overlooks Lake Erie.

San Tan Corporate Center in Chandler, Ariz., won a TOBY award from the Phoenix BOMA chapter for the low-rise building category. San Tan One is fully leased to Toyota Motor Credit; San Tan Two has multiple tenants and is home to Isola USA Corp.

Wells REIT II is the home to many FORTUNE and Global 500 companies

At year-end 2010, Wells REIT II was proud to count 49 FORTUNE and Global 500 companies among its valued tenants.

Energy Center I
Acquired 6/28/10

Energy Center I, Houston, Texas

Exceptional property, quality tenant, excellent location


U.S. GREEN BUILDING COUNCIL
LEED SILVER
USGBC


ENERGY STAR

In June, Wells REIT II acquired Energy Center I, located in Houston's Energy Corridor — a large U.S. submarket popular with Global 500 companies.

The 13-story, Class-A, 332,000-square-foot glass tower is only two years old and has received Leadership in Energy and Environmental Design (LEED) Silver certification and the ENERGY STAR® designation. LEED is a national benchmark for high-performance green buildings issued by the U.S. Green Building Council.

Energy Center I is fully leased to Foster Wheeler USA, the North American subsidiary of Foster Wheeler AG, a global engineering and construction contractor. The property is 100% leased through August 2018.

Other quality acquisitions

Sterling Commerce, Dublin (Columbus), Ohio

- Acquired 3/8/2010
- Headquarters for Sterling Commerce, a subsidiary of IBM that specializes in providing business and e-commerce software to global customers, including more than 80 percent of the FORTUNE 500®
- 322,000-square-foot property containing four Class-A buildings
- 9 years remaining on lease

550 King Street, Littleton (Boston), Mass.

- Acquired 4/1/2010
- Regional headquarters for IBM, a globally recognized leader in technology
- 490,000-square-foot, Class-A office complex located in the technology corridor of suburban Boston
- High-quality construction with New England red brick; renovated in 2008 to include state-of-the-art amenities
- 9 years remaining on lease

SunTrust Building, Orlando, Fla.

- Acquired 8/25/2010
- Fully leased to SunTrust — one of the South's largest banks
- 128,000-square-foot, newly renovated, Class-A office building connected to SunTrust Center, Orlando's tallest building
- 8 years remaining on lease

Chase Center, Westerville (Columbus), Ohio

- Acquired 10/21/2010
- 100% leased to banking giant JPMorgan Chase
- Part of JPMorgan Chase's long-term plan to create 1,150 new jobs in central Ohio over the next two years
- 389,000-square-foot office property
- 14 years remaining on lease



Sterling Commerce
Tenant: Sterling Commerce



550 King Street
Tenant: IBM



SunTrust Building
Tenant: SunTrust Bank



Chase Center
Tenant: JPMorgan Chase


U.S. GREEN BUILDING COUNCIL
LEED GOLD
USGBC
energy
ENERGY STAR
2500 Windy Ridge Parkway – Atlanta
World headquarters for Coca-Cola Refreshments USA

Protecting and preserving for future generations

Honoring our earth, innovating and improving our assets through environmental stewardship

The world headquarters for Coca-Cola Refreshments USA underwent a three-year transformation and is now a flagship for energy efficiency within the Wells REIT II portfolio.

From aging 25-year-old building to modern marvel

After Wells REIT II purchased 2500 Windy Ridge Parkway in September 2004 and assumed complete property management in October 2007, it became clear that modernizing the 15-story, 316,000-square-foot, Class-A office building would place it on strong footing for at least another 25 years.

Capital improvements included:

- A sophisticated, Internet-based system to manage occupant comfort and alert engineers about operational issues.
- A CO_2 monitoring system that automatically adjusts fresh air intake to control indoor air quality and save energy by not cooling unnecessarily.
- A water condensate-capturing system that provides for a 40% reduction in purchased water and requires 25% fewer water treatment chemicals to maintain the heating and cooling system.

In February 2010, 2500 Windy Ridge Parkway was awarded LEED Gold certification. The property also has increased its ENERGY STAR rating from 75 to 96.

The building's green transformation enhanced the underlying value of the asset, while creating an environment that Coca-Cola Refreshments will be proud to call home for many years to come.

Additional environmental distinctions and accolades for Wells REIT II*

- 42 ENERGY STAR-certified buildings. Over 85% of the REIT II buildings tracked by ENERGY STAR are above the national average for energy efficiency.
- 19 properties certified in the Leadership in Energy and Environmental Design (LEED) Green Building Rating System™ — a nearly two-fold increase since 2009.
- A *Leader in the Light*. For the second straight year, Wells REIT II was named a winner of the National Association of Real Estate Investment Trusts' "Leader in the Light" Award for its "superior and sustained energy-use practices."
- Wells Real Estate Funds, the advisor for Wells REIT II, recently received the 2011 ENERGY STAR Partner of the Year Award. This designation acknowledges commitment to energy efficiency across the Wells Real Estate Funds portfolio of which 70% are buildings owned by Wells REIT II.


ENERGY STAR
AWARD 2011
PARTNER OF THE YEAR

*Data as of March 1, 2011.



Leaving your mark takes vision and integrity

Responsible decisions, sound financial stewardship


Market Square
Washington, D.C.

A strategy that simply works

The Wells REIT II management team will continue to adhere to an investment strategy that focuses on premier, quality buildings and strong tenants. This philosophy served the REIT well as the acquisition market picked up in 2010 after a quiet year in 2009.

The Wells REIT II team expects 2011 to be a good year to acquire great real estate. In fact, REIT II added its finest acquisition to date in March. Market Square, on Pennsylvania Avenue in Washington, D.C., represents an outstanding trophy asset in a world-class city and real estate market. Located on one of the most recognizable avenues in the world, the 680,000-square-foot, two-building complex is situated on the largest piece of privately owned land on the Presidential Inaugural route.

A continued commitment to financial soundness

In continuing to strive to make the most prudent decisions possible for the REIT, some tougher choices also must be made. After careful consideration, the Board of Directors decided to reduce the quarterly stockholder distribution rate from an annualized 6.0% to 5.0% (on a $10 original share price), beginning with the first quarter of 2011. Reducing the quarterly stockholder distribution rate will allow the REIT to fortify its financial position and the ultimate value of the portfolio.

Your REIT remains committed to taking cost-effective measures in other areas, too. Over the past year, a large emphasis was placed on encouraging sign-ups for e-Delivery, and with over 25,000 of your fellow investors opting in, your REIT saved more than $240,000 on communication costs.

Financial Highlights

A year-by-year comparison demonstrating how Wells REIT II has grown

Cash Flows From Operations*
(in millions)

2005	$76.4
2006	$151.1
2007	$197.2
2008	$258.9
2009	$248.5
2010	$270.1

Total Buildings

Year	Buildings
2005	45
2006	56
2007	71
2008	83
2009	85
2010	92

Total Square Feet
(in millions)

Year	Square Feet
2005	11.3
2006	14.5
2007	17.0
2008	20.1
2009	20.6
2010	22.1

Revenue
(in millions)

Year	Revenue
2005	$164.5
2006	$325.9
2007	$431.3
2008	$533.5
2009	$567.9
2010	$568.0

Total Equity Raised Since Inception
(in millions)

Year	Equity Raised
2005	$1,991.0
2006	$2,856.3
2007	$3,828.5
2008	$4,657.8
2009	$5,324.2
2010	$5,816.1

The year-to-year increases shown in the above graphs are primarily from raising investor funds and acquiring more properties. Past performance is not indicative of future results. Wells REIT II's inception date is November 26, 2003.

*The reduction shown in 2009 cash flows from operations is largely due to a change in accounting standards. Prior to January 1, 2009, costs incurred in connection with the acquisition of real estate assets were capitalized and allocated to the assets upon acquisition, and were reflected on our Consolidated Statements of Cash Flows under "Cash Flows from Investing Activities." As of January 1, 2009, Generally Accepted Accounting Principles require that these costs be expensed, meaning they now are reflected under "Cash Flows from Operating Activities."

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __________ to __________

Commission file number 000-51262

WELLS REAL ESTATE INVESTMENT TRUST II, INC.
(Exact name of registrant as specified in its charter)

Maryland	**20-0068852**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
6200 The Corners Parkway, Norcross, Georgia	**30092**
(Address of principal executive offices)	**(Zip Code)**

(770) 449-7800
Registrant's telephone number, including area code

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of exchange on which registered
NONE	NONE

Securities registered pursuant to Section 12 (g) of the Act:
Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [Not yet applicable to registrant.]
Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated flier, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

Aggregate market value of the voting stock held by non-affiliates: ________________

While there is no established market for the registrant's shares of common stock, the registrant has made offerings of its shares of common stock pursuant to a Form S-11. In all offerings, the Registrant sold its shares for $10.00 per share, with discounts available for certain categories of purchasers. The registrant terminated its recent offering of shares of common stock on August 25, 2010 and is currently offering shares of its common stock to existing stockholders pursuant to its dividend reinvestment plan at a purchase price of $9.55 per share pursuant to a Form S-3D. The number of shares held by non-affiliates as of June 30, 2010 was approximately 531,516,282.

Number of shares outstanding of the registrant's
Only class of common stock, as of February 28, 2011: 539,885,225 shares
Documents Incorporated by Reference:

Registrant incorporates by reference portions of the Wells Real Estate Investment Trust II, Inc. Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders (Items 10, 11, 12, 13, and 14 of Part III) to be filed on or about April 30, 2011.

FORM 10-K/A

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

TABLE OF CONTENTS

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, in order to revise the Principal Executive Officer and Principal Financial Officer certifications originally filed as Exhibits 31.1 and 31.2 on March 11, 2011, which certifications inadvertently omitted certain language required to be included. In this Form 10-K/A we are also providing an updated consent of Deloitte & Touche LLP as Exhibit 23.1 and an updated certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 as Exhibit 32.1.

Except as described above, no other changes have been made to the original Form 10-K filed on March 11, 2011, and this Form 10-K/A does not amend, update or change the financial statements or any other items or disclosures in the original Form 10-K.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this Form 10-K/A of Wells Real Estate Investment Trust II, Inc. ("Wells REIT II," "we," "our" or "us") other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in those acts. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, including known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the U. S. Securities and Exchange Commission ("SEC"). We do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. See Item 1A herein for a discussion of some of the risks and uncertainties, although not all risks and uncertainties, that could cause actual results to differ materially from those presented in our forward-looking statements.

PART I

ITEM 1. BUSINESS

General

Wells REIT II is a Maryland corporation that has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes. Wells REIT II engages in the acquisition and ownership of commercial real estate properties, including properties that are under construction, are newly constructed, or have operating histories. Wells REIT II was incorporated on July 3, 2003 and commenced operations on January 22, 2004. Wells REIT II conducts business primarily through Wells Operating Partnership II, L.P. ("Wells OP II"), a Delaware limited partnership. Wells REIT II is the sole general partner of Wells OP II and possesses full legal control and authority over the operations of Wells OP II. Wells REIT II owns more than 99.9% of the equity interests in Wells OP II. Wells Capital, Inc. ("Wells Capital"), an affiliate of Wells Real Estate Advisory Services II, LLC ("WREAS II"), the external advisor to Wells REIT II, is the sole limited partner of Wells OP II. Wells OP II acquires, develops, owns, leases, and operates real properties directly, through wholly owned subsidiaries or through joint ventures. References to Wells REIT II, "we," "us," or "our" herein shall include Wells REIT II and all subsidiaries of Wells REIT II, including consolidated joint ventures, Wells OP II, and Wells OP II's direct and indirect subsidiaries.

We typically focus our acquisition efforts on high-quality, income-generating office properties leased to creditworthy companies and governmental entities. As of December 31, 2010, we owned interests in 70 office properties and one hotel, which include 92 operational buildings, comprising approximately 22.1 million square feet of commercial space located in 23 states, the District of Columbia, and Moscow, Russia. Of these office properties, 68 are wholly owned and two are owned through a consolidated joint venture. As of December 31, 2010, the office properties were approximately 94.4% leased.

Our stock is not listed on a public securities exchange. However, our charter requires that in the event our stock is not listed on a national securities exchange by October 2015, we must either seek stockholder approval to extend or amend this listing deadline or stockholder approval to begin liquidating investments and distributing the resulting proceeds to our stockholders. If we seek stockholder approval to extend or amend this listing date and do not obtain it, we will then be required to seek stockholder approval to liquidate. In this circumstance, if we seek and do not obtain approval to liquidate, we will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

Real Estate Investment Objectives

Our primary investment objectives are to maximize cash distributions paid to our investors and to preserve, protect, and return our investors' capital contributions. We also seek long-term capital appreciation from our investments.

Our investment philosophy emphasizes diversification of our portfolio for geographic locations, tenants, industry group of tenants, and timing of lease expirations. Prior to acquisition we perform an assessment to ensure that our portfolio is diversified with regard to these criteria to minimize the impact on our portfolio of significant factors affecting a single geographic area, type of property, tenant, or industry group of tenants. Additionally, we analyze annual lease expirations in an attempt to minimize the impact on the cash flows from operations of the portfolio as a whole for properties that may be vacant until re-leased.

We have developed specific standards for determining creditworthiness of tenants of buildings being considered for acquisition or at the time of signing a new lease at an existing building. Creditworthy tenants of the type we target are highly valued in the marketplace and, accordingly, competition for acquiring properties with these creditworthy tenants is intense. We remain committed to investing in quality properties with creditworthy tenants.

Generally, we are responsible for the repair or replacement of specific structural components of a property such as the roof of the building or the parking lot. However, the majority of our leases include reimbursement provisions that require the tenant to pay, as additional rent, all or a portion of real estate taxes; sales and use taxes; special assessments; utilities, insurance, and building repairs; and other building operation and management costs. Such reimbursement provisions mitigate the risks related to rising costs. Upon the expiration of leases at our properties, our objective is to negotiate leases that contain similar reimbursement provisions; however, the conditions in each of our markets could dictate different outcomes and may result in less favorable reimbursement provisions.

Financing Objectives

To date, we have financed our acquisitions through a combination of equity raised in public offerings and debt placed or assumed upon the acquisition of certain properties. We anticipate using additional third-party borrowings, in combination with net proceeds raised from the issuance of our shares through our dividend reinvestment plan ("DRP") and, if and when applicable, proceeds from the selective sale of our properties, to make additional real estate investments.

Our charter limits our borrowings to 50% of the aggregate cost of all assets owned by us, unless any excess borrowing is approved by a majority of the conflicts committee of the board of directors (the "Conflicts Committee") and is disclosed to our stockholders in our next quarterly report with an explanation from the Conflicts Committee of the justification to exceed this borrowing limit. We currently intend to maintain amounts outstanding under long-term debt arrangements or lines of credit so that we will have more funds available for investment in properties, which will allow us to acquire a more diversified portfolio. However, the percentage of debt financing will depend upon various factors to be considered in the sole discretion of our board of directors, including but not limited to, our ability to raise equity proceeds from the sale of our common stock through our DRP, our ability to pay distributions, the availability of properties meeting our investment criteria, the availability of debt, and changes in the cost of debt financing.

As of December 31, 2010, we had debt outstanding under variable-rate and fixed-rate borrowing instruments. Other than our working capital line of credit and one mortgage note, the interest rates on our variable-rate borrowing instruments have been effectively fixed through interest rate swap agreements. Our working capital line of credit provides considerable flexibility with regard to managing our capital resources. The extent to which we draw on our working capital line of credit is driven primarily by timing differences between our operational payments and receipts. We closely monitor interest rates and will continue to consider the sources and terms of our borrowing facilities to determine whether we have appropriately guarded against the risk of increasing interest rates in future periods.

Operating Objectives

We will continue to focus on the following key operating factors:

- Actively managing our diversified portfolio while maintaining a low-to-moderate debt-to-real estate-asset ratio;
- Investing net offering proceeds in high-quality, income-producing properties that support a market distribution;
- Ensuring that we enter into leases at market rents, upon lease expiration or with regard to current or acquired vacant space at our properties, to receive the maximum returns on our properties permitted by the market;
- Considering appropriate actions for future lease expirations to ensure that we can position properties appropriately to retain existing tenants or negotiate lease amendments lengthening the term of the lease, resulting in the receipt of increased rents over the long term as allowed by the market; and
- Controlling administrative operating expenses as a percentage of revenues as we take advantage of economies of scale.

Conflicts Committee Review of Our Policies

The Conflicts Committee has reviewed our policies and determined that they are in the best interest of our stockholders. Set forth below is a discussion of the basis for that determination.

Investment Policies. We focus our investment efforts on the acquisition of high-quality, income-generating office properties leased to creditworthy tenants. Although we may acquire other types of real estate, this focus is preferred because we believe it will best enable us to achieve our goal of preserving investor capital and generating current income. We are actively pursuing acquisition opportunities that meet this investment focus. Our advisor, WREAS II, and its affiliates have extensive expertise with this type of real estate.

Working Capital Reserves. We may from time to time temporarily set aside DRP proceeds, rather than pay down debt or acquire properties, in order to provide financial flexibility or in the event that suitable acquisitions are not available. While temporarily setting aside funds will decrease the amount available to invest in real estate in the short term and, hence, may temporarily decrease future net income, we believe that it may be prudent under certain economic conditions to have these funds available in addition to funds available from operations and borrowings.

Borrowing Policies. Over the long-term, we have a policy of keeping our debt at no more than 50% of the cost of our assets (before depreciation) and, ideally, at significantly less than this 50% debt-to-real-estate asset ratio. This conservative leverage goal could reduce the amount of current income we can generate for our stockholders, but it also reduces their risk of loss. We believe that preserving investor capital while generating stable current income is in the best interest of our stockholders. As of December 31, 2010, our debt-to-real-estate asset ratio was approximately 16.6%.

Policies Regarding Operating Expenses. We have the responsibility of limiting total operating expenses to no more than the greater of 2% of average invested assets or 25% of net income, as these terms are defined in our charter unless the conflicts committee has determined that such excess expenses were justified based on unusual and nonrecurring factors. For the four consecutive quarters ended December 31, 2010, total operating expenses represented 1.2% of average invested assets and 12.1% of net income.

Offering Policies. Effective June 30, 2010, we concluded our primary public offering of shares; however, we have continued to offer shares to our existing stockholders through our DRP. We believe this offering is in the best interest of our stockholders because it provides an important source of funding for our share redemption program and increases the likelihood that we will be able to (i) continue to acquire properties at attractive pricing, thereby improving stockholder returns and (ii) continue to diversify our portfolio of income-producing properties, thereby reducing risk in our portfolio.

Listing Policy. While we believe it is in the best interest of our stockholders for our common shares to remain unlisted on a national exchange at this time, we have begun to explore various exit strategies and liquidity options for the REIT, which include but are not limited to, an eventual public listing of our shares.

Employees

The employees of Wells Capital and Wells Management Company, Inc. ("Wells Management"), affiliates of WREAS II, perform substantially all of the services related to our asset management, accounting, investor relations, and other administrative activities required under our agreement with WREAS II (the "Advisory Agreement"). The related expenses are allocated among us and the other programs for which Wells Capital and Wells Management provide similar services based on time spent on each entity by personnel. We reimburse, through WREAS II, Wells Capital, and Wells Management for our share of personnel and other costs associated with these services, excluding the cost of acquisition and disposition services for which we pay WREAS II a separate fee. Our allocable share of salary reimbursements totaled approximately $16.6 million, $15.2 million, and $13.6 million for the years ended December 31, 2010, 2009, and 2008, respectively, portions of which are reimbursable by our tenants. Salary reimbursements are included in general and administrative expenses and property operating costs in the accompanying consolidated statements of operations.

Insurance

We believe that our properties are adequately insured.

Competition

As we purchase properties to build our portfolio, we are in competition with other potential buyers for the same properties, which may result in an increase in the amount we must pay to acquire a property or may require us to locate another property that meets our investment criteria. Leasing of real estate is also highly competitive in the current market, and we will experience competition for high-quality tenants from owners and managers of competing projects. As a result, we may experience delays in re-leasing vacant space or we may have to provide rent concessions, incur charges for tenant improvements, or offer other inducements to enable us to timely lease vacant space, all of which may have an adverse impact on our results of operations. At the time we elect to dispose of our properties, we will also be in competition with sellers of similar properties to locate suitable purchasers.

Economic Dependency

We have engaged WREAS II and Wells Investment Securities, Inc. ("WIS"), to provide certain services essential to us, including asset management services, supervision of the property management and leasing of some of our properties, asset acquisition and disposition services, the sale of shares of our common stock, as well as other administrative responsibilities, including accounting services, stockholder communications, and investor relations. Further, WREAS II has engaged Wells Capital to retain the use of its employees to carry out certain of the services listed above. As a result of these relationships, we are dependent upon WREAS II, WIS, Wells Capital, and Wells Management.

Wells Capital, WREAS II, Wells Management, and WIS are owned and controlled by Wells Real Estate Funds, Inc. ("WREF"). Historically, the operations of Wells Capital, WREAS II, Wells Management, and WIS have represented substantially all of the business of WREF. Accordingly, we focus on the financial condition of WREF when assessing the financial condition of WREAS II, Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, we might be required to find alternative service providers.

Future net income generated by WREF will be largely dependent upon the amount of fees earned by WREF's subsidiaries based on, among other things, the level of investor proceeds raised and the volume of future acquisitions and dispositions of assets by WREF-sponsored programs, as well as distribution income earned from equity interests in another REIT previously sponsored by Wells Capital. As of December 31, 2010, we have no reason to believe that WREF does not have access to adequate liquidity and capital resources, including cash flow generated from operations, cash on hand, other investments, and borrowing capacity necessary to meet its current and future obligations as they become due.

We are also dependent upon the ability of our current tenants to pay their contractual rent amounts as they become due. The inability of a tenant to pay future rental amounts would have a negative impact on our results of operations. We are not aware of any reason why our current tenants will not be able to pay their contractual rental amounts as they become due in all material respects. Situations preventing our tenants from paying contractual rents could result in a material adverse impact on our results of operations.

Assertion of Legal Action Against Related Parties

On March 12, 2007, a stockholder of Piedmont Office Realty Trust, Inc. ("Piedmont REIT") filed a putative class action and derivative complaint, presently styled *In re Wells Real Estate Investment Trust, Inc. Securities Litigation*, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III, the Chairman of our Board of Directors; Wells Capital; Wells Management, our former property manager; certain affiliates of WREF; the directors of Piedmont REIT; and certain individuals who formerly served as officers or directors of Piedmont REIT prior to the closing of the internalization transaction on April 16, 2007.

The complaint alleged, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the SEC on February 26, 2007, as amended. The complaint sought, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction.

On June 27, 2007, the plaintiff filed an amended complaint, which attempted to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007, and derivative claims on behalf of Piedmont REIT.

On March 31, 2008, the Court granted in part the defendants' motion to dismiss the amended complaint. The Court dismissed five of the seven counts of the amended complaint in their entirety. The Court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised certain defenses to the second amended complaint.

On June 23, 2008, the plaintiff filed a motion for class certification. On September 16, 2009, the Court granted the plaintiff's motion for class certification. On September 20, 2009, the defendants filed a petition for permission to appeal immediately the Court's order granting the motion for class certification with the Eleventh Circuit Court of Appeals. The petition for permission to appeal was denied on October 30, 2009.

On April 13, 2009, the plaintiff moved for leave to amend the second amended complaint to add additional defendants. The Court denied the plaintiff's motion for leave to amend on June 23, 2009.

On December 4, 2009, the parties filed motions for summary judgment. On August 2, 2010, the Court entered an order denying the defendants' motion for summary judgment and granting, in part, the plaintiff's motion for partial summary judgment. The Court ruled that the question of whether certain expressions of interest in acquiring Piedmont REIT constituted "material" information required to be disclosed in the proxy statement to obtain approval for the Piedmont REIT internalization transaction raises questions of fact that must be determined at trial. A trial date has not been set.

Mr. Wells, Wells Capital, and Wells Management believe that the allegations contained in the complaint are without merit and intend to vigorously defend this action. Any financial loss incurred by Wells Capital, Wells Management, or their affiliates could hinder their ability to successfully manage our operations and our portfolio of investments.

Website Address

Access to copies of each of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other documents filed with, or furnished to, the SEC, including amendments to such filings, may be obtained free of charge from the following website, *http://www.wellsreitII.com*, through a link to the *http://www.sec.gov* website. These filings are available promptly after we file them with, or furnish them to, the SEC.

ITEM 1A. RISK FACTORS

Below are some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to our business, operating results, prospects, and financial condition. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to Current Economic Conditions

If we are unable to find suitable investments or pay too much for properties, we may not be able to achieve our investment objectives, and the returns on our investments will be lower than they otherwise would be.

We are competing for real estate investments with other REITs, real estate limited partnerships, pension funds and their advisors, bank and insurance company investment accounts, individuals, and other entities. In 2010, real estate market fundamentals underlying the U.S. office markets continued to deteriorate and debt markets continued to be constrained, thus, leading to a transaction volume that was significantly lower in 2010 as compared with earlier years. The shortage of high-quality assets trading has resulted in investors that have built up their cash positions and are ready to invest. The greater the number of entities and resources competing for high-quality office properties, the higher the acquisition prices of these properties will be, which could reduce our profitability and our ability to pay distributions. We cannot be sure that WREAS II will be successful in obtaining suitable investments on financially attractive terms or that, if WREAS II makes investments on our behalf, our objectives will be achieved. Effective June 30, 2010, we concluded our primary offering of shares; however, we are continuing to offer shares through our DRP. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to make distributions to our stockholders.

Current economic conditions may cause the creditworthiness of our tenants to deteriorate and market rental rates to decline.

During 2009 and 2010, current economic conditions have adversely affected the financial condition and liquidity of many businesses. Should such economic conditions continue for a prolonged period of time, our tenants' ability to honor their contractual obligations may suffer. Further, it may become increasingly difficult to achieve future rental rates comparable to the rental rates of our currently in-place leases as we seek to re-lease space and/ or to renew existing leases.

Our office properties were approximately 94.4% leased at December 31, 2010, and provisions for uncollectible tenant receivables, net of recoveries, were approximately 0% of total revenues for the 12 months then ended. As a percentage of 2010 annualized gross base rent, approximately 9% of leases expire in 2011, 8% of leases expire in 2012, and 6% of leases expire in 2013 (see Item 2). No assurances can be given that current economic conditions will not have a material adverse effect on our ability to re-lease space at favorable rates or on our ability to maintain our current occupancy rate and our low provisions for uncollectible tenant receivables.

Current economic conditions may create challenges for us in refinancing our existing debt or in seeking additional third-party loans.

Current economic conditions, including declines in real estate transaction volumes and market values, as well as the constriction of the availability of debt capital, may create challenges for us in securing or refinancing other third-party borrowings in the future.

Current economic conditions may cause market rental rates and property values to decline.

Current economic conditions, the availability and cost of credit, turmoil in the mortgage market, and declining real estate markets have contributed to increased volatility, lower real estate values, and diminished expectations for real estate markets and the economy going forward. Many economists are predicting economic conditions in the United States to remain relatively weak for 2011, along with continued high levels of unemployment and vacancy rates at commercial properties as the "jobless recovery" persists through most of the year. Should such current economic conditions continue for a prolonged period of time, the value of our commercial real estate assets and the market rental rates that we are able to achieve may decline significantly. In the near-term, we believe that we are well-positioned to withstand a continued economic downturn due to our minimal exposure to immediate lease rollover, a strong tenant credit base, and low leverage levels relative to our competitors; however, no assurances can be given that current economic conditions and the effects of the credit crisis will not have a material adverse effect on our business, financial condition, and results of operations.

General Risks Related to Investments in Real Estate

Changes in general economic conditions and regulatory matters germane to the real estate industry may cause our operating results to suffer and the value of our real estate properties to decline.

Our operating results will be subject to risks generally incident to the ownership of real estate, including:

- changes in general or local economic conditions;
- changes in supply of or demand for similar or competing properties in an area;
- changes in interest rates and availability of permanent mortgage funds, which may render the sale of a property difficult or unattractive;
- changes in tax, real estate, environmental, and zoning laws; and
- periods of high interest rates and tight money supply.

These and other reasons may prevent us from being profitable or from realizing growth or maintaining the value of our real estate properties.

Properties that have significant vacancies could be difficult to sell, which could diminish our return on those properties.

Our properties' market values depend principally upon the value of the properties' leases. A property may incur vacancies either by the default of tenants under their leases or the expiration of tenant leases. If vacancies occur and continue for a prolonged period of time, it may become difficult to locate suitable buyers, and property resale values may suffer, which could result in lower returns for our stockholders.

We depend on tenants for our revenue, and lease defaults or terminations could reduce our net income and limit our ability to make distributions to our stockholders.

The success of our investments materially depends on the financial stability of our tenants. A default or termination by a significant tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If a tenant defaults on or terminates a significant lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to stockholders.

Our inability to sell a property when we plan to do so could limit our ability to pay cash distributions to our stockholders.

General economic conditions, availability of financing, interest rates, and other factors, including supply and demand, all of which are beyond our control, affect the real estate market. We may be unable to sell a property for the price, on the terms, or within the time frame that we want. That inability could reduce our cash flow and cause our results of operations to suffer, limiting our ability to make distributions to our stockholders.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our net income.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution, or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase coverage against terrorism as a condition of providing mortgage loans. Such insurance policies may not be available at a reasonable cost, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incur a casualty loss that is not fully insured, the value of that asset will be reduced by such uninsured loss. In addition, other than any working capital reserves or other reserves that we may establish, or our existing line of credit, we do not have sources of funding specifically designated for funding repairs or reconstruction of any uninsured damaged property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to stockholders.

Our operating results may suffer because of potential development and construction delays and resultant increased costs and risks.

We may acquire and develop properties, including unimproved real properties, upon which we will construct improvements. We will be subject to uncertainties associated with rezoning for development, environmental concerns of governmental entities and/or community groups, and our builders' ability to build in conformity with plans, specifications, budgeted costs, and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and our return on our investment could suffer.

Actions of our joint venture partners could reduce the returns on our joint venture investments.

As of December 31, 2010, we owned interest in two of our properties through a joint venture arrangement in which we hold the controlling interest. Should we elect to acquire, develop, or improve additional properties through joint venture arrangements, such future investments may involve risks not otherwise present with other methods of investment in real estate, including, for example:

- the possibility that our co-venturer in an investment might become bankrupt;
- that such co-venturer may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals; or

- that such co-venturer may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce the returns to our investors.

Costs of complying with governmental laws and regulations may reduce our net income and the cash available for distributions to our stockholders.

All real property and the operations conducted on real property are subject to federal, state, and local laws and regulations relating to environmental protection and human health and safety. Some of these laws and regulations may impose joint and several liability on tenants, owners, or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings.

Compliance with new laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances, or regulations may impose material environmental liability. Additionally, our tenants' operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various local, state, and federal fire, health, life-safety and similar regulations with which we may be required to comply, and which may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines, or damages we must pay will reduce our ability to make distributions.

Discovery of previously undetected environmentally hazardous conditions may decrease our revenues and limit our ability to make distributions.

Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous real property owner or operator may be liable for the cost to remove or remediate hazardous or toxic substances on, under, or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

If we sell properties and provide financing to purchasers, defaults by the purchasers would decrease our cash flows and limit our ability to make distributions.

In some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk that the purchaser may default, which could negatively impact our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or the reinvestment of proceeds in other assets, will be delayed until the promissory notes or other property we may accept upon a sale are actually paid, sold, refinanced, or otherwise disposed.

Risks Related to an Investment in Us

There is no public trading market for our shares; therefore, it will be difficult for our stockholders to sell their shares.

There is no current public market for our shares and we currently have no plans to list our shares on a national securities exchange. Stockholders may not sell their shares unless the purchaser meets the applicable suitability and minimum purchase requirements. Our charter also prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors, which may inhibit large investors from desiring to purchase our shares. Our board of directors has adopted a share redemption program, and in September 2010, we resumed Ordinary Redemptions (i.e., redemptions other than those made in connection with a "qualifying disability" or within two years of a stockholder's death) under the program at a redemption price equal to 60% of the price at which the share was originally issued by us. In October 2010, we amended our SRP to provide that if a stockholder (or a stockholder's spouse) is seeking to qualify for federal or state assistance in connection with the payment of the costs of confinement to a long-term care facility, that stockholder may redeem his or her shares on the same special terms that are generally available for redemptions sought within two years of a stockholder's death or qualifying disability, including a redemption price equal to the amount at which the shares were issued. Notwithstanding the aforementioned changes, the SRP includes numerous restrictions that limit a stockholder's ability to sell his or her shares to us, and our board of directors may amend, suspend, or terminate our share redemption program upon 30 days' notice, with the exception of amendments that would materially adversely affect the rights of redeeming heirs. Therefore, it will be difficult for our stockholders to sell their shares promptly or at all. If a stockholder is able to sell his or her shares, it would likely be at a substantial discount to the public offering price. It is also likely that our shares would not be accepted as the primary collateral for a loan. Investors should only purchase our shares as a long-term investment because of the illiquid nature of our shares.

We may be unable to pay or maintain cash distributions or increase distributions over time, and, until we have invested the proceeds of our completed primary public offering and our offering pursuant to our DRP, and our properties are generating sufficient cash flow, we may have difficulty funding our distributions solely from cash flow from operations, which could reduce the funds we have available for investment and the return to our investors.

There are many factors that can affect the availability and timing of distributions to stockholders. In the future we expect to fund distributions principally from cash flow from operations, adjusted for certain costs that were incurred for the purpose of generating future earnings, including acquisition costs; however, until our properties are generating sufficient cash flow, we may fund our distributions from borrowings or even the net proceeds from our DRP. If we fund distributions from financings or the net proceeds from our DRP, we will have less funds available for the acquisition of properties, and the overall return to our investors may be reduced. Further, to the extent distributions exceed cash flow from operations, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gain. The distributions paid to stockholders in 2009 were funded with current-period or prior-period accumulated net cash flow from operating activities, adjusted for acquisition-related costs as presented in the accompanying consolidated statements of cash flows. In 2010, distributions were funded with current-period or prior-period accumulated net cash flow from operating activities, adjusted for acquisition-related costs as presented in the accompanying consolidated statements of cash flows, and other sources of cash. We are continuing to carefully monitor our cash flows and market conditions and to assess their impact on future earnings and future distribution projections. We expect future operational cash flows to continue to be negatively impacted by recent challenges that we have experienced in locating properties that would meet our investment objectives at prices that would generate the same level of return that our portfolio has generated in the past, and economic downturns in our markets or in the industries in which our tenants operate. See Item 7 in the "Distributions" section for additional information.

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% of our outstanding common stock. This restriction may have the effect of delaying, deferring, or preventing a change in control, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring, or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Our stockholders have limited control over changes in our policies and operations, which increases the uncertainty and risks they face.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification, and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board's broad discretion in setting policies and our stockholders' inability to exert control over those policies increases the uncertainty and risks they face.

Our investors may be more likely to sustain a loss on their investment because our sponsor does not have as strong an economic incentive to avoid losses as do promoters who have made significant equity investments in their company.

As of February 28, 2011, our sponsor had invested approximately $1.8 million in us, primarily by purchasing shares of common stock for $9.05 per share in our initial public offering. Our investors may be at a greater risk of loss because our promoters do not have as much to lose from a decrease in the value of our shares as do those promoters who make more significant equity investments in their companies.

Risks Related to Our Corporate Structure

Our loss of or inability to obtain key personnel could delay or hinder implementation of our investment strategies, which could limit our ability to make distributions.

Our success depends to a significant degree upon the contributions of our officers, E. Nelson Mills, Douglas P. Williams, and Randall D. Fretz, and the chairman of our board of directors, Leo F. Wells, III, each of whom would be difficult to replace. We do not have employment agreements with Messrs. Mills, Williams, or Fretz, nor do WREAS II or its manager, Wells Capital or its affiliates, and we cannot guarantee that such persons will remain affiliated with us, Wells Capital, or its affiliates. If any of these key personnel were to cease their affiliation with us, Wells Capital, or its affiliates, we may be unable to find suitable replacement personnel, and our operating results could suffer as a result. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon our advisor's ability to hire and retain highly skilled managerial, operational, and marketing personnel. Competition for such personnel is intense, and our advisor may be unsuccessful in attracting and retaining such skilled personnel. Further, we have established and intend to establish strategic relationships with firms that have special expertise in certain services or as to real properties in certain geographic regions. Maintaining such relationships will be important for us to effectively compete with other investors for properties in such regions. We may be unsuccessful in attracting and retaining such relationships. If we lose or are unable to obtain the services of highly skilled personnel or do not establish or maintain appropriate strategic relationships, our ability to implement our investment strategies could be delayed or hindered.

Our operating performance could suffer if Wells Capital or its affiliates incur significant losses, including those losses that may result from being the general partner of other entities or the guarantor of debt held by other entities.

Our advisor, WREAS II has four employees and, as such, will continue to rely upon the employees of its manager, Wells Capital, to perform many of the services required under the Advisory Agreement. We are dependent on our advisor to select investments and conduct our operations. Thus, adverse changes to our relationship with or the financial health of Wells Capital and its affiliates, including changes arising from litigation or as a result of having to perform under guarantees, could hinder their ability to successfully manage our operations and our portfolio of investments.

In addition, as a general partner to many Wells-sponsored programs, Wells Capital may have contingent liability for the obligations of such partnerships. Enforcement of such obligations against Wells Capital could result in a substantial reduction of its net worth. If such liabilities affected the level of services that Wells Capital or its affiliates could provide, our operations and financial performance could suffer.

Payment of compensation to Wells Capital and its affiliates will reduce cash available for investment and distribution, and increases the risk that you will not be able to recover the amount of your investment in our shares.

Our advisor and sponsor will perform services for us in connection with the shares offered under our DRP, the selection and acquisition of our investments, the management and leasing of our properties, and the administration of our other investments. We will pay them substantial up-front fees for some of these services, which will result in immediate dilution to the value of your investment and will reduce the amount of cash available for investment in properties or distribution to stockholders.

We will also pay significant fees during our operational stage. Those fees include obligations to reimburse WREAS II, Wells Capital, and its affiliates for expenses they incur in connection with their providing services to us, including certain personnel services.

We may also pay significant fees during our listing/liquidation stage. Although most of the fees payable during our listing/liquidation stage are contingent on our investors first enjoying agreed-upon investment returns, affiliates of Wells Capital could also receive significant payments even without our reaching the investment return thresholds should we seek to become self-managed. Due to the apparent preference of the public market for self-managed companies, a decision to list our shares on a national securities exchange might well be preceded by a decision to become self-managed. And given our advisor's familiarity with our assets and operations, we might prefer to become self-managed by acquiring entities affiliated with our advisor. Such an internalization transaction could result in significant payments to affiliates of our advisor, irrespective of whether investors enjoyed the returns on which we have conditioned other back-end compensation.

These fees and other potential payments increase the risk that the amount available for distribution to common stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in our public offerings of common stock. Substantial consideration paid to our advisor and its affiliates also increases the risk that investors will not be able to resell their shares at a profit, even if our shares are listed on a national securities exchange.

If we are unable to fund the future capital needs of our properties, cash distributions to our stockholders and the value of our investments could decline.

When tenants do not renew their leases or otherwise vacate their space, we will often need to expend substantial funds for tenant improvements to the vacated space in order to attract replacement tenants. In addition, although we expect that our leases with tenants will require tenants to pay routine property maintenance costs, we will likely be responsible for any major structural repairs, such as repairs to the foundation, exterior walls, and rooftops.

If we need significant capital in the future to improve or maintain our properties or for any other reason, we will have to obtain financing from sources such as cash flow from operations, borrowings, property sales, or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure the necessary funding for capital improvements, our investments may generate lower cash flows or decline in value, or both, which would limit our ability to make distributions to our stockholders.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce our recovery and our stockholders' recovery against them if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct. As a result, we and our stockholders may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce our and our stockholders' recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees, and agents) in some cases.

Federal Income Tax Risks

Failure to qualify as a REIT would reduce our net income and cash available for distributions.

Our qualification as a REIT depends upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets, and other tests imposed by the Internal Revenue Code (the "Code"). If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income at corporate rates and/or penalties. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status, which would reduce the return to our stockholders.

We may purchase properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a "true lease," thereby allowing us to be treated as the owner of the property for federal income tax purposes, we can give no assurance that the Internal Revenue Service will not challenge such characterization. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction was so recharacterized, we might fail to satisfy the REIT qualification asset tests or income tests and, consequently, lose our REIT status. Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the distribution requirement for a taxable year.

Stockholders may have current tax liability on distributions they elect to reinvest in our common stock.

Participants in our dividend reinvestment plan will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, participants will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value, if any. As a result, and except with respect to tax-exempt entities, participants in our dividend reinvestment plan may have to use funds from other sources to pay the tax liability on the value of the shares of common stock they receive.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

Even if we remain qualified as a REIT for federal income tax purposes, we may be subject to some federal, state, and local taxes on our income or property. For example:

- In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.
- We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income, and 100% of our undistributed income from prior years.
- If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other nonqualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.
- If we sell a property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% "prohibited transaction" tax.
- We may perform additional, noncustomary services for tenants of our buildings through our taxable REIT subsidiary, including real estate or non-real estate-related services; however, any earnings related to such services are subject to federal and state income taxes.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions to make distributions to our stockholders, which could increase our operating costs and decrease the value of an investment in us.

To qualify as a REIT, we must distribute to our stockholders each year 90% of our REIT taxable income (which is determined without regard to the dividends-paid deduction or net capital gain). At times, we may not have sufficient funds to satisfy these distribution requirements and may need to borrow funds to maintain our REIT status and avoid the payment of income and excise taxes. These borrowing needs could result from (i) differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes; (ii) the effect of nondeductible capital expenditures; (iii) the creation of reserves; or (iv) required debt or amortization payments. We may need to borrow funds at times when market conditions are unfavorable. Such borrowings could increase our costs and reduce the value of our common stock.

To maintain our REIT status, we may be forced to forego otherwise attractive opportunities, which could delay or hinder our ability to meet our investment objectives and lower the return to our stockholders.

To qualify as a REIT, we must satisfy tests on an ongoing basis concerning, among other things, the sources of our income, the nature of our assets, and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Because of the ownership structure of our hotel property, we face potential adverse effects from changes to the applicable tax laws.

We own one hotel property. However, under the Code, REITs are not allowed to operate hotels directly or indirectly. Accordingly, we lease our hotel property to our taxable REIT subsidiary, or TRS. As lessor, we are entitled to a percentage of the gross receipts from the operation of the hotel property. Marriott Hotel Services, Inc. manages the hotel under the Marriott® name pursuant to a management contract with the TRS as lessee. While the TRS structure allows the economic benefits of ownership to flow to us, the TRS is subject to tax on its income from the operations of the hotel at the federal and state level. In addition, the TRS is subject to detailed tax regulations that affect how it may be capitalized and operated. If the tax laws applicable to our TRS are changed, we may be forced to modify the structure for owning our hotel property or sell our hotel property, which may adversely affect our cash flows. In addition, the Internal Revenue Service, the United States Treasury Department, and Congress frequently review federal income tax legislation, and we cannot predict whether, when, or to what extent new federal tax laws, regulations, interpretations, or rulings will be adopted. Any of such actions may prospectively or retroactively modify the tax treatment of the TRS and, therefore, may adversely affect our after-tax returns from our hotel property.

Foreign currency gains may threaten our REIT status, and foreign currency losses may reduce the income received from our foreign investments.

Foreign currency gains that we derive from certain of our investments will be treated as qualifying income for purposes of the REIT income tests if such gains are derived with respect to underlying income that itself qualifies for purposes of the REIT income tests, such as interest on loans that are secured by mortgages on real property. Other foreign currency gains, however, will be treated as income that does not qualify under the 95% or 75% gross income tests, unless certain technical requirements are met. No assurance can be given that these technical requirements will be met in the case of any foreign currency gains that we recognize directly or through pass-through subsidiaries, or that those technical requirements will not adversely affect our ability to satisfy the REIT qualification requirements. Although we may hedge our foreign currency risk subject to the REIT income qualification tests, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations.

Foreign taxes we incur will not be creditable to or otherwise pass through to our shareholders.

Taxes that we pay in foreign jurisdictions may not be passed through to, or be used by our stockholders as a foreign tax credit or otherwise.

Legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial, and administrative changes have been made in the provisions of federal and state income tax laws applicable to investments similar to an investment in shares of Wells REIT II. Additional changes to tax laws are likely to continue to occur in the future, and we cannot assure you that any such changes will not adversely affect the taxation of our stockholders. Any such changes could have an adverse effect on an investment in shares or on the market value or the resale potential of our properties. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your ownership of shares and the status of legislative, regulatory, or administrative developments and proposals and their potential effect on ownership of shares.

Risks Associated with Debt Financing

We have incurred and are likely to continue to incur mortgage and other indebtedness, which may increase our business risks.

As of February 28, 2011, our total indebtedness was approximately $0.9 billion, which consisted of $753.8 million outstanding under mortgage loans with fixed interest rates, or with interest rates that are effectively fixed when considered in connection with an interest rate swap agreement; $130.0 million outstanding on our line of credit; and, $63.4 million outstanding under a variable-rate mortgage loan. We are likely to incur additional indebtedness to acquire properties, to fund property improvements and other capital expenditures, to redeem shares under our share redemption program, to pay our distributions, and for other purposes.

Significant borrowings by us increase the risks of an investment in us. If there is a shortfall between the cash flow from properties and the cash flow needed to service our indebtedness, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt on behalf of the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity.

If any mortgages or other indebtedness contain cross-collateralization or cross-default provisions, a default on a single loan could affect multiple properties. Our unsecured revolving credit facility with a syndicate of lenders led by JPMorgan Chase Bank, N.A., as administrative agent (the "JPMorgan Chase Credit Facility") includes a cross-default provision that provides that a payment default under any recourse obligation of $10 million or more or any nonrecourse obligation of $20 million or more by us, Wells OP II, or any of our subsidiaries constitutes a default under the line of credit. If any of our properties are foreclosed on due to a default, our ability to pay cash distributions to our stockholders will be limited.

High mortgage interest rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income, and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable interest rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the loans become due, or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, or replace our advisor, WREAS II. These or other limitations may limit our flexibility and our ability to achieve our operating plans.

Increases in interest rates could increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.

We expect to incur additional indebtedness in the future, which may include mortgages, unsecured bonds, term loans, or borrowings under a credit facility. Increases in interest rates will increase interest costs on our variable-interest debt instruments, which would reduce our cash flows and our ability to pay distributions. In addition, if we need to repay existing debt during periods of higher interest rates, we might sell one or more of our investments in order to repay the debt, which sale at that time might not permit realization of the maximum return on such investments. For additional information, please refer to Item 7A., *Quantitative and Qualitative Disclosures About Market Risk,* for additional information regarding interest rate risk.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and could decrease the value of an investment in us.

Our policies do not limit us from incurring additional debt until debt would exceed 100% of our net assets, which is equivalent to 50% of the cost of our tangible assets, though we may exceed this limit under some circumstances. High debt levels would cause us to incur higher interest charges, would result in higher debt service payments, and could be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of an investment in us.

Risks Related to Conflicts of Interest

WREAS II and its affiliates will face conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor, i.e., our advisor may offer us less attractive investment opportunities or we may lease to less attractive tenants, lowering the overall return to our stockholders.

We rely on WREAS II and its affiliates to identify suitable investment opportunities. Other WREF-sponsored programs also rely on affiliates of WREAS II, including Wells Capital, for investment opportunities. Many investment opportunities would be suitable for us as well as other WREF-sponsored programs. If Wells Capital directs an investment opportunity to a WREF-sponsored program, it is to offer the investment opportunity to the program for which the opportunity, in the discretion of Wells Capital, is most suitable. Likewise, our advisor relies on Wells Management to attract and retain creditworthy tenants for some of our properties. Other WREF-sponsored programs rely on Wells Management for the same tasks. If Wells Management directs creditworthy prospective tenants to a property owned by another WREF-sponsored program when it could direct such tenants to our properties, our tenant base may have more inherent risk than might otherwise be the case. Our charter disclaims any interest in an investment opportunity known to our advisor that our advisor has not recommended to us. Wells Capital could direct attractive investment opportunities to other entities or even make such investments for its own account. Wells Management could direct attractive tenants to other entities. Such events could result in our investing in properties that provide less attractive returns or leasing properties to tenants that are more likely to default under their leases, thus reducing the level of distributions we may be able to pay.

Wells Capital, an affiliate of WREAS II with whom WREAS II has executed a master service agreement to retain the use of Wells Capital's employees as necessary to perform the services required under the Advisory Agreement will face conflicts of interest relating to joint ventures that we may form with affiliates of Wells Capital, which conflicts could result in a disproportionate benefit to the other venture partners at our expense.

We may enter into joint venture agreements with other WREF-sponsored programs for the acquisition, development, or improvement of properties. Wells Capital may have conflicts of interest in determining which WREF-sponsored program should enter into any particular joint venture agreement. The co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. In addition, Wells Capital may face a conflict in structuring the terms of the relationship between our interests and the interests of the affiliated co-venturer and in managing the joint venture. Since Wells Capital and its affiliates will control both the affiliated co-venturer and, to a certain extent, us, agreements and transactions between the co-venturers, with respect to any such joint venture, will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers. Co-venturers may thus benefit to our detriment.

Wells Capital, its affiliates, and our officers will face competing demands on their time, and this may cause our operations to suffer.

We rely on WREAS II for the day-to-day operation of our business. Our advisor, WREAS II, currently has four employees and will rely upon the employees of its manager, Wells Capital, to perform many of the services our advisor is required to perform for us. Wells Capital and its affiliates, including our officers, have interests in other WREF-sponsored programs and engage in other business activities. As a result, they will have conflicts of interest in allocating their time among us and other WREF-sponsored programs and activities in which they are involved. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. Our reliance on our advisor to locate suitable investments for us at times when the management of our advisor is simultaneously seeking to locate suitable investments for other affiliated programs could delay the investment of the proceeds of our ongoing public offering. Delays we encounter in the selection, acquisition, and development of income-producing properties would reduce the returns on our investments and limit our ability to make distributions to our stockholders.

Our officers and some of our directors face conflicts of interest related to the positions they hold with Wells Capital and its affiliates, which could hinder our ability to successfully implement our business strategy and to generate returns to our investors.

Our executive officers and some of our directors are also officers and directors of our Wells Capital, our dealer-manager, and other affiliated entities. As a result, they owe fiduciary duties to these various entities and their stockholders and limited partners, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could hinder the implementation of our business strategy and our investment and leasing opportunities. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

WREAS II and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements with us and other programs managed by Wells capital and WREF-sponsored programs, which could result in actions that are not in the long-term best interest of our stockholders.

Under the advisory agreement between us and WREAS II, WREAS II will receive substantial fees from us. These fees could influence our advisor's advice to us, as well as the judgment of its manager, Wells Capital and affiliates who serve as our officers or directors. Among other matters, the compensation arrangements could affect their judgment with respect to:

- the continuation, renewal, or enforcement of our agreements with Wells Capital and its affiliates, including the Advisory Agreement, the dealer manager agreement, and the property management, leasing and construction management agreement;
- public offerings of equity by us, which entitle WIS to dealer manager fees and entitle Wells Capital to increased acquisition and asset management fees;
- property sales, which entitle Wells Capital to real estate commissions and possible success-based sale fees;
- property acquisitions from other WREF-sponsored programs, which might entitle Wells Capital to real estate commissions and possible success-based sale fees in connection with its services for the seller;
- property acquisitions from third parties, which utilize proceeds from our public offerings, thereby increasing the likelihood of continued equity offerings and related fee income for WIS and Wells Capital;
- whether and when we seek to become self-managed, which decision could lead to our acquisition of entities affiliated with Wells Capital at a substantial price;

- whether and when we seek to list our common stock on a national securities exchange, which listing could entitle WREAS II to a success-based listing fee but could also hinder its sales efforts for other programs if the price at which our shares trade is lower than the price at which we offered shares to the public; and
- whether and when we seek to sell the company or its assets, which could entitle WREAS II to a success-based fee but could also hinder its sales efforts for other programs if the sales price for the company or its assets resulted in proceeds less than the amount needed to preserve our stockholders' capital.

The acquisition fees paid and management and leasing fees paid to our advisor WREAS II, and its manger, Wells Capital and affiliate, Wells Management, will be paid irrespective of the quality of their acquisition or property-management services during the term of the related agreement. Moreover, Wells Capital and Wells Management will have considerable discretion with respect to the terms and timing of acquisition, disposition, and leasing transactions. Considerations relating to their compensation from other programs could result in decisions that are not in the best interest of our stockholders.

Our directors' and officers' loyalties to other WREF-sponsored programs could influence their judgment, resulting in actions that are not in our stockholders' best interest or that result in a disproportionate benefit to another WREF-sponsored program at our expense.

Some of our directors and officers are also directors or officers of other WREF-sponsored programs. Specifically, three of our directors (including one of our independent directors) and all three of our officers are also directors or officers of two other WREF-sponsored real estate programs. The loyalties of our directors and officers serving on another board may influence the judgment of our board when considering issues for us that also may affect other WREF-sponsored programs, such as the following:

- We could enter into transactions with other WREF-sponsored programs, such as property sales or acquisitions, joint ventures, or financing arrangements. Decisions of the board or the conflicts committee regarding the terms of those transactions may be influenced by the board's or committee's loyalties to other WREF-sponsored programs.
- A decision of the board or the conflicts committee regarding the timing of a debt or equity offering could be influenced by concerns that the offering would compete with an offering of other WREF-sponsored programs.
- A decision of the board or the conflicts committee regarding the timing of property sales could be influenced by concerns that the sales would compete with those of other WREF-sponsored programs.

International Business Risks

We are subject to additional risks from our international investments.

We purchased the Dvintsev Business Center—Tower B, located in Moscow, Russia, during 2009. We may also purchase additional properties located outside the United States. These investments may be affected by factors particular to the laws and business practices of the jurisdictions in which the properties are located. These laws and business practices may expose us to risks that are different from and in addition to those commonly found in the United States. Foreign investments include the following risks:

- the burden of complying with a wide variety of foreign laws, including:
  - changing governmental rules and policies, including changes in land use and zoning laws, more stringent environmental laws or changes in such laws; and
  - existing or new laws relating to the foreign ownership of real property or mortgages and laws restricting the ability of foreign persons or companies to remove profits earned from activities within the country to the person's or company's country of origin;

- the potential for expropriation;
- possible currency transfer restrictions;
- imposition of adverse or confiscatory taxes;
- changes in real estate and other tax rates and changes in other operating expenses in particular countries;
- possible challenges to the anticipated tax treatment of the structures that allow us to acquire and hold investments;
- adverse market conditions caused by terrorism, civil unrest, and changes in national or local governmental or economic conditions;
- the willingness of domestic or foreign lenders to make mortgage loans in certain countries and changes in the availability, cost, and terms of mortgage funds resulting from varying national economic policies;
- general political and economic instability in certain regions;
- the potential difficulty of enforcing obligations in other countries;
- our willingness, or inability as a result of the United States Foreign Corrupt Practices Act, to comply with local business customs in certain regions; and
- our advisor's limited experience and expertise in foreign countries relative to its experience and expertise in the United States.

Investments in properties outside the United States may subject us to foreign currency risks, which may adversely affect distributions.

Investments outside the United States may be subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. As a result, changes in exchange rates of any such foreign currency to U.S. dollars may affect our revenues, operating margins and distributions and may also affect the book value of our assets and the amount of stockholders' equity. Our ability to hedge such currency risk may be limited or cost prohibitive in certain countries.

Certain foreign currency gains may threaten our REIT status, and foreign currency losses may reduce the income received from our foreign investments. Further, bank accounts held in a foreign currency, which are not considered cash or cash equivalents, may threaten our status as a REIT.

Risks Related to Investments by Tax-Exempt Entities and Benefit Plans Subject to ERISA

If you fail to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, you could be subject to criminal and civil penalties.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit-sharing, Section 401(k), or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an individual retirement account, or "IRA") that are investing in our shares. If you are investing the assets of such a plan or account in our common stock, you should satisfy yourself that:

- your investment is consistent with your fiduciary and other obligations under ERISA and the Internal Revenue Code;
- your investment is made in accordance with the documents and instruments governing your plan or IRA, including your plan's or account's investment policy;
- your investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;

- your investment in our shares, for which no trading market may exist, is consistent with the liquidity needs of the plan or IRA;
- your investment will not produce an unacceptable amount of "unrelated business taxable income" for the plan or IRA;
- you will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and
- your investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

With respect to the annual valuation requirements described above, we expect to provide an estimated value for our shares annually. Until 18 months have passed without a sale in a public offering of our common stock, not including any offering related to a distribution reinvestment plan, employee benefit plan or the redemption of interest in our operating partnership, we expect to use the gross offering price of a share of the common stock in our most recent offering as the per share estimated value thereof. This estimated value is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. Accordingly, we can make no assurances that such estimated value will satisfy the applicable annual valuation requirements under ERISA and the Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common shares. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions. See Item 5, *Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities—Market Information.*

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA custodians should consult with counsel before making an investment in our common shares.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We had no unresolved SEC staff comments as of December 31, 2010.

ITEM 2. PROPERTIES

Overview

As of December 31, 2010, we owned interests in 70 office properties and one hotel located in 23 states, the District of Columbia, and Moscow, Russia. Of these office properties, 68 are wholly owned and two are owned through a consolidated joint venture. As of December 31, 2010, the office properties were approximately 94.4% leased.

Property Statistics

The tables below include statistics for properties that we own directly as well as through our consolidated joint venture. The following table shows lease expirations of our office properties as of December 31, 2010, and during each of the next 10 years and thereafter. This table assumes no exercise of renewal options or termination rights.

Year of Lease Expiration	2010 Annualized Gross Base Rent (in thousands)	Rentable Square Feet Expiring (in thousands)	Percentage of 2010 Annualized Gross Base Rent
Vacant	$ —	1,213	0%
2011	39,798	1,324	9%
2012	35,693	1,547	8%
2013	25,639	1,199	6%
2014	23,060	1,055	5%
2015	31,853	1,967	7%
2016	55,153	2,165	13%
2017	78,680	3,703	18%
2018	29,930	1,294	7%
2019	9,429	709	2%
2020	40,341	2,347	10%
Thereafter	59,552	3,296	15%
	$429,128	21,819	100%

The following table shows the geographic diversification of our office and properties as of December 31, 2010.

Location	2010 Annualized Gross Base Rent (in thousands)	Rentable Square Feet (in thousands)	Percentage of 2010 Annualized Gross Base Rent
Atlanta	$ 67,021	3,534	16%
Northern New Jersey	45,364	2,441	11%
Cleveland	31,391	1,323	7%
Houston	28,980	1,173	7%
Baltimore	26,944	1,216	6%
San Francisco	24,302	451	6%
Chicago	22,874	1,441	5%
New York	22,644	373	5%
Boston	19,606	1,199	5%
Pittsburgh	15,927	1,054	4%
Dallas	14,301	702	3%
Washington, D.C.	11,528	276	3%
Nashville	10,557	539	2%
Denver	10,441	478	2%
Orlando	9,263	520	2%
Other*	67,985	5,099	16%
	$429,128	21,819	100%

*No more than 3% is attributable to any individual geographic location.

The following table shows the tenant industry diversification of our office properties as of December 31, 2010.

Industry	2010 Annualized Gross Base Rent (in thousands)	Rentable Square Feet (in thousands)	Percentage of 2010 Annualized Gross Base Rent
Communications	$ 59,636	3,399	14%
Legal Services	57,772	1,475	13%
Depository Institutions	49,080	1,997	11%
Industrial Machinery & Equipment	27,292	1,564	6%
Business Services	25,603	1,061	6%
Electric, Gas & Sanitary Services	25,207	2,132	6%
Engineering & Management	21,916	1,032	5%
Security & Commodity Brokers	18,238	754	4%
Electronic Equipment	15,646	803	4%
Insurance Carriers	15,068	1,055	4%
Transportation Equipment	13,755	480	3%
Chemicals & Allied Products	12,255	471	3%
Other*	87,660	5,596	21%
	$429,128	21,819	100%

*No more than 3% is attributable to any individual tenant industry.

The following table shows the tenant diversification of our office properties as of December 31, 2010.

Tenant	2010 Annualized Gross Base Rent (in thousands)	Percentage of 2010 Annualized Gross Base Rent
AT&T	$ 44,329	10%
Jones Day	19,182	5%
Key Bank	17,165	4%
Pershing	14,048	3%
IBM	13,572	3%
Westinghouse	11,201	3%
Foster Wheeler, USA	10,988	3%
Wells Fargo	10,454	2%
CH2M Hill	10,440	2%
Other*	277,749	65%
	$429,128	100%

*No more than 2% is attributable to any individual tenant.

Other Property-Specific Information

Certain of our properties are subject to ground leases and held as collateral for debt. Refer to Schedule III listed in the index of Item 15(a) of this report, which details such properties as of December 31, 2010.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings, which arise in the ordinary course of our business. We are not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

ITEM 4. [RESERVED]

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

As of February 28, 2011, we had approximately 539.9 million shares of common stock outstanding held of record by a total of approximately 132,904 stockholders. The number of stockholders is based on the records of Boston Financial Data Services, Inc., who serves as our registrar and transfer agent. There is no established public trading market for our common stock. Under our charter, certain restrictions are imposed on the ownership and transfer of shares.

To assist Financial Industry Regulatory Authority members who participated in our public offerings of common stock, we disclose in each annual report distributed to stockholders a per-share estimated value of our common stock, the method by which it was developed, and the date of the data used to develop the estimated value. In addition, our advisor prepares annual statements of estimated share values to assist both fiduciaries of retirement plans subject to the annual reporting requirements of ERISA and custodians of IRAs in the preparation of their reports relating to an investment in our shares. For these purposes, our advisor's estimated value of a share of our common stock is $10.00 per share as of December 31, 2010. The basis for this valuation is the fact that the last price paid to acquire a share in our public primary offering was $10.00 per share (ignoring purchase price discounts for certain categories of purchasers). Effective June 30, 2010, we ceased offering shares of our common stock for sale under our public offering. We have, however, continued to sell shares of our common stock to existing investors through our DRP. This estimated value is likely to be higher than the price at which you could resell your shares because (1) our public offering involved the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sales price than could otherwise be obtained, and (2) there is no public market for our shares. Moreover, this estimated value is likely to be higher than the amount you would receive per share if we were to liquidate at this time because of the up-front fees that we paid in connection with the issuance of our shares, as well as the recent reduction in the demand for real estate as a result of the recent credit market disruptions and economic slowdown. There can be no assurance that the valuation we have provided will satisfy the valuation requirements applicable to ERISA plans and IRAs.

Our advisor expects to continue to use the most recent public offering price per share of our common stock ($10.00) as the publicly reported estimated per-share value of our common stock until such time as a per-share value of our common stock has been estimated based on the current value of our portfolio and reported publicly. We expect that such an estimated per-share value will be determined within 18 months of the close of our public offering (i.e., by December 31, 2011, or possibly sooner if our board of directors so directs). Such estimated per-share value is expected to be determined based on estimates of the current values of our assets, net of current values of our liabilities; thus, should not be viewed as an estimate of the amount of net proceeds per share that would result from a sale of our properties at that time.

Distributions

We intend to make distributions each taxable year (not including a return of capital for federal income tax purposes) equal to at least 90% of our taxable income. One of our primary goals is to pay regular quarterly distributions to our stockholders and we have declared and paid distributions quarterly based on daily record dates. The amount of distributions paid and the taxable portion in prior periods are not necessarily indicative of amounts anticipated in future periods.

When evaluating the amount of cash available to fund distributions to stockholders, we consider net cash provided by operating activities (as defined by Generally Accepted Accounting Principles ("GAAP") and presented in the accompanying GAAP-basis consolidated statements of cash flows), adjusted to exclude certain costs that were incurred for the purpose of generating future earnings and appreciation in value over the long term, including acquisition-related costs. As provided in the prospectuses for our public offerings, acquisition-related costs have been and will continue to be funded with cash generated from the sale of common stock in our public offering and, therefore, will not be funded with cash generated from operations. The distributions paid to stockholders in 2009 and 2010 were funded with current-period or prior-period accumulated net cash flow from operating activities, adjusted for acquisition-related costs, as well as other sources of cash (please refer to the "Distributions" section below for additional information).

Quarterly distributions paid to the stockholders during 2010 and 2009 were as follows (in thousands, except per-share amounts):

	2010				
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
Total Cash Distributed	**$75,465**	**$77,459**	**$80,291**	**$80,600**	**$313,815**
Per-Share Investment Income	**$ 0.067**	**$ 0.068**	**$ 0.068**	**$ 0.067**	**$ 0.270**(1)
Per-Share Return of Capital	**$ 0.082**	**$ 0.083**	**$ 0.083**	**$ 0.082**	**$ 0.330**(2)
Total Per-Share Distribution	**$ 0.149**	**$ 0.151**	**$ 0.151**	**$ 0.149**	**$ 0.600**

	2009				
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
Total Cash Distributed	$66,660	$68,521	$70,880	$73,264	$279,325
Per-Share Investment Income	$ 0.070	$ 0.070	$ 0.071	$ 0.071	$ 0.282(1)
Per-Share Return of Capital	$ 0.079	$ 0.079	$ 0.080	$ 0.080	$ 0.318(2)
Total Per-Share Distribution	$ 0.149	$ 0.149	$ 0.151	$ 0.151	$ 0.600

(1) Approximately 45% and 47% of the distributions paid during the years ended December 31, 2010 and 2009, respectively, were taxable to the investor as ordinary income.

(2) Approximately 55% and 53% of the distributions paid during the years ended December 31, 2010 and 2009, respectively, were characterized as tax-deferred.

Our board of directors elected to reduce the quarterly stockholder distribution rate from $0.15 per share (or, a 6.0% annualized yield on a $10.00 original share price) to $0.125 per share (or, a 5.0% annualized yield on a $10.00 original share price) beginning with the first quarter of 2011 (please refer to the "Distributions" section below for additional information).

Redemptions of Common Stock

Wells REIT II maintains a share redemption program (the "SRP") that allows stockholders who have held their shares for more than one year to redeem those shares, subject to certain limitations. Under the SRP all "Ordinary Redemption" (those that do not occur within two years of death or "qualifying disability," as defined by the SRP) requests are placed in a pool and honored on a pro rata basis. Redemptions sought within two years of the death or "qualifying disability" of a stockholder do not require a one-year holding period, and the redemption price is the amount paid for the shares until the date that we publish an estimate of the value of a share of our common stock, which estimate is not based on the most recent price paid in a public offering of our common stock (the "Net Asset Value Publication Date"), which must occur within 18 months after completion of the above-mentioned offering stage. At that time, the redemption price will be 100% of the estimated per-share value of Wells REIT II. Wells REIT II will honor all redemption requests that are made within two years following the death of a stockholder.

Effective September 10, 2010, the SRP was amended to, among other things, increase the number and dollar value of shares that may be redeemed under the plan as follows:

- First, we will limit requests for Ordinary Redemptions and those upon the qualifying disability of a stockholder on a pro rata basis so that the aggregate of such redemptions during any calendar year will not exceed 5.0% of the weighted-average number of shares outstanding in the prior calendar year. Requests precluded by this test will not be considered in the test below.
- In addition, if necessary, we will limit all redemption requests, including those sought within two years of a stockholder's death, on a pro rata basis so that the aggregate of such redemptions during any calendar year would not exceed the greater of 100% of the net proceeds from our DRP during the calendar year or 5.0% of weighted-average number of shares outstanding in the prior calendar year.

Some stockholders may need to sell their shares due to financial hardship. Given the current illiquidity of our shares, some third parties have sought to exploit these hardships by offering to purchase our shares at prices substantially below the price at which we issued the shares. (Third-party tender offers have been conducted at $3.00, $4.00, $4.25, and $4.50 per share during 2010.) In order to offer stockholders who are facing a financial hardship a liquidity option that is more attractive than the steeply discounted prices recently offered for our shares by third-party tender offerors, our board of directors has amended the SRP as described below.

Pursuant to our amended SRP, we resumed Ordinary Redemptions in September 2010 at a redemption price equal to 60.0% of the price at which the share was originally issued by us. The new redemption price for Ordinary Redemptions will remain in effect until our Net Asset Valuation Publication Date. As amended, this price will automatically adjust for special distributions and to account for certain recapitalizations. On or after the Net Asset Valuation Publication Date, the Ordinary Redemption price will be 95.0% of the estimated per-share value.

When setting the price at which Ordinary Redemptions are to be effected (up to $6.00 per share as described more fully below), we did not conduct a valuation of our portfolio. Rather we chose a redemption price that was substantially higher than the prices offered in recent tender offers for our shares but that was low enough that we could be confident that redemptions at such price would be an attractive use of cash without having to engage an appraiser or another party to value our portfolio. The $6.00 price at which Ordinary Redemptions will generally be effected is not an expression of our view of a value of our shares.

The amendment also limits participation in the SRP to exclude shares purchased from another stockholder if the purchase occurs after the announcement of the amendment. In other words, if shares are transferred for value by a stockholder after July 27, 2010, the transferee and all subsequent holders of such shares are not eligible to participate in the SRP with respect to such shares.

Effective October 23, 2010, the SRP was further amended to provide that if a stockholder (or a stockholder's spouse) is seeking to qualify for federal or state assistance in connection with the payment of the costs of confinement to a long-term care facility, that stockholder may redeem his or her shares on the same special terms that are generally available for redemptions sought within two years of a stockholder's death or qualifying disability.

Further, under the terms of our Corporate Governance Guidelines, until our board of directors decides to commence a liquidation of the REIT, we will not amend the SRP in a way that materially adversely affects the rights of redeeming heirs without the approval of stockholders. Approximately 8.2 million and 8.8 million shares were redeemed under the SRP during the years ended December 31, 2010 and 2009, respectively.

All of the shares that we redeemed pursuant to our SRP program during the quarter ended December 31, 2010 are provided below (in thousands, except per-share amounts):

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
October 2010	889	$8.36	889	[3]
November 2010	489	$8.56	489	[3]
December 2010	668	$9.07	668	[3]

(1) All purchases of our equity securities by us in 2010 were made pursuant to our SRP.

(2) We announced the commencement of the program on December 10, 2003, and amendments to the program on April 22, 2004; March 28, 2006; May 11, 2006; August 10, 2006; August 8, 2007; November 13, 2008; March 31, 2009; August 13, 2009; February 18, 2010; July 21, 2010; and October 23, 2010.

(3) We currently limit the dollar value of shares that may yet be redeemed under the program as described above.

Unregistered Issuance of Securities

During 2010, we did not issue any securities that were not registered under the Securities Act of 1933.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data for the years ended December 31, 2010, 2009, 2008, 2007, and 2006 should be read in conjunction with the accompanying consolidated financial statements and related notes in Item 8 hereof (amounts in thousands, except per-share data).

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Total assets	**$5,371,685**	$5,374,064	$5,474,774	$4,102,158	$3,288,225
Total stockholders' equity	**$3,455,697**	$2,718,087	$2,576,783	$2,287,920	$2,268,020
Outstanding debt	**$ 886,939**	$ 946,936	$1,268,522	$ 928,297	$ 774,523
Outstanding long-term debt	**$ 838,556**	$ 812,030	$ 865,938	$ 729,634	$ 756,727
Obligations under capital leases	**$ 646,000**	$ 664,000	$ 664,000	$ 78,000	$ 78,000

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Total revenues	**$ 567,967**	$ 567,884	$ 533,509	$ 431,301	$ 325,931
Net income (loss) attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	**$ 23,266**	$ 40,594	$ (22,678)	$ (4,668)	$ 11,268
Net cash provided by operating activities	**$ 270,106**	$ 248,527	$ 258,854	$ 197,160	$ 151,084
Net cash used in investing activities	**$ (312,708)**	$ (129,678)	$ (915,315)	$ (963,561)	$ (682,478)
Net cash (used in) provided by financing activities	**$ (20,429)**	$ (102,745)	$ 694,933	$ 767,813	$ 542,142
Distributions paid	**$ 313,815**	$ 279,325	$ 242,367	$ 194,837	$ 140,260
Net proceeds raised through issuance of our common stock[1]	**$ 483,559**	$ 657,563	$ 821,609	$ 964,878	$ 859,961
Net debt (repayments) proceeds[1]	**$ (74,742)**	$ (335,483)	$ 310,633	$ 146,766	$ (55,177)
Investments in real estate[1]	**$ 318,947**	$ 124,149	$ 900,269	$ 925,415	$ 663,351
Per weighted-average common share data:					
Net income (loss)—basic and diluted	**$ 0.04**	$ 0.09	$ (0.06)	$ (0.01)	$ 0.05
Distributions declared[2]	**$ 0.57**	$ 0.60	$ 0.60	$ 0.60	$ 0.60
Weighted-average common shares outstanding	**524,848**	467,922	407,051	328,615	237,373

(1) Activity is presented on a cash basis. Please refer to our accompanying consolidated statements of cash flows.

(2) Consistent with prior periods, we paid total stockholder distributions of $0.60 per weighted-average share in 2010. The difference between the 'distributions declared' per weighted-average common share for 2010, as compared with 'distributions declared' for the previous periods presented, relates to a change in the timing of distribution declarations and payments made in the fourth quarter of 2010.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Selected Financial Data in Item 6 above and our accompanying consolidated financial statements and notes thereto. See also *Cautionary Note Regarding Forward-Looking Statements* preceding Part I.

Overview

We were formed on July 3, 2003 to acquire and operate a diversified portfolio of commercial real estate primarily consisting of high-quality, income-producing office and industrial properties leased to creditworthy entities that are primarily located in major metropolitan areas throughout the United States. We are externally advised and managed by WREAS II. We have elected to be taxed as a REIT for federal income tax purposes.

During the years ended December 31, 2008, 2009, and 2010, we have continued to receive investor proceeds under our public offering and to invest those proceeds in real estate and to repay borrowings. These activities impact fluctuations in the results of our property operations and in interest expense. In addition, as required under GAAP, we began to expense costs incurred in connection with the acquisition of real estate assets effective January 1, 2009; whereas, prior to this date such costs were capitalized and allocated to real estate assets upon acquisition. Please refer to Item 6. *Selected Financial Data* for annual amounts raised through the issuance of our common stock, obtained in the form of net new borrowings and invested in real estate.

General Economic Conditions and Real Estate Market Commentary

Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and to formulate a view of the current environment's effect on the real estate markets in which we operate.

As measured by the U.S. gross domestic product ("GDP"), the U.S. economy's growth increased at an annual rate of 2.8% in the fourth quarter of 2010, according to estimates. This is an indication that the market has stabilized and an economic recovery is currently under way. For the full year of 2010, real GDP increased 2.8% compared with a 2.6% decrease in 2009. The main contributors to the increase in real GDP growth in 2010 were positive contributions from personal consumption expenditures, private domestic investment, and government consumption expenditures. While management believes the U.S. economy is beginning to show signs of recovery, we believe this recovery will be gradual and that downside risks related to factors, such as employment and housing, still exist.

Real estate market fundamentals underlying the U.S. office markets have continued to deteriorate in 2010, as evidenced by a vacancy rate of 17.6% for the fourth quarter compared to 17.0% vacancy this same time a year ago. There was negative net absorption of 14.5 million square feet year-to-date in 2010, this in addition to the 79 million square feet of negative absorption in 2009. As anticipated, average rents also have declined from a $27.79 rate in the third quarter 2009 to current rates of $27.53, a .94% decline. On a positive note, however, the fourth quarter shows a positive net absorption of 2.5 million square feet, the first quarter of positive absorption since 2007, and a stabilization in vacancy rates and rental rates. Additionally, as the overall economy continues to improve, the office market should follow suit with modestly improving fundamentals in 2011.

Transaction volume for office properties increased significantly in 2010 with over $41.0 billion in transactions, more than doubling 2009 activity of $17.3 billion. Fourth quarter 2010 activity alone was $18.7 billion, or more than all of 2009. Much of the sales activity was made up of portfolio transactions and larger deals concentrated in major markets such as New York; Washington, D.C.; and Chicago. Capitalization rates (first year income returns) also experienced sharp declines in 2010, dropping nearly 200 basis points overall. Average central business district capitalization rates finished the year at 6.2%, a 225 basis point reduction, and suburban rates averaged 7.7%, which was 135 basis points lower than 2009. Both exchange-listed REITs and nontraded REITs were the largest buyers of real estate in 2010 with over $8.0 billion of total transaction activity. Commercial mortgage-backed securities also made a return in 2010, which bodes well for 2011 financing expectations.

After a sluggish office market in 2009, recent transaction activity suggests that the market has bottomed out and headed toward a strong, healthy recovery. Nevertheless, the majority of transactions in 2010 continued to be well-tenanted assets in primary markets. This disparity is largely determined by cash flow quality, investor profile, and asset location. Properties that are in top-tier markets with credit tenants and lack of near-term lease rollover are commanding significantly higher prices and lower cap rates than properties without these qualities. Recent pricing spreads and sales volumes in Washington, D.C.; New York; San Francisco; Boston; Chicago; and other desirable markets validate this trend. Additionally, rising delinquencies and looming debt maturities could force distressed sellers to dispose of assets at discounted prices. Even though evidence shows little distressed office sales compared to the amount of distressed assets, in the fourth quarter of 2010, distressed office sales exceeded the previous three quarters combined and accounted for 17% of all office transactions in the fourth quarter of 2010. Cash buyers should be in a good position to capitalize on these distressed situations should they occur.

Impact of Economic Conditions on our Portfolio

We believe that the strength of our portfolio positions us favorably compared to many real estate owners during these challenging market conditions. As of December 31, 2010, our portfolio had a debt-to-real-estate asset ratio of approximately 16.6%. We believe that having a below-average borrowing ratio, in comparison to other real estate funds, gives us considerable financial flexibility in distressed times such as these. Further, the majority of our borrowings are in the form of effectively fixed-rate financings, which helps to insulate the portfolio from interest rate risk. Additionally, our financial flexibility is enhanced by significant availability under our unsecured revolving credit facility. This enables us to respond quickly to unanticipated funding needs and opportunities. Also, diversifying our portfolio by tenant, tenant industry, geography, and lease expiration date reduces our exposure to any one market determinant. As of December 31, 2010, our portfolio was 94.4% leased in two countries, twenty-four states (includes Washington, D.C.), and thirty-three metropolitan statistical areas with a weighted-average credit rating of rated tenants of BBB+. Although we believe that our portfolio is well-positioned to weather current market conditions, we are not immune to the adverse effects of a prolonged downturn in the economy, weak real estate fundamentals, or continued disruption in the credit markets. If these conditions persist, it would likely adversely affect the value of our portfolio, our results of operations, and our liquidity.

Liquidity and Capital Resources

Overview

In 2010, we made some important strategic decisions in preparation for the next phase in our life cycle. In April, after considering the size and quality of our portfolio and the strength of our balance sheet, our board of directors determined that the time was right to close our public equity offering to new investors and, thus, announced that the third public offering of our common shares would conclude at the end of the second quarter. We are continuing to offer our shares to existing stockholders through our DRP. While we have remained focused on actively managing our current portfolio, we are also beginning to explore portfolio enhancements and, therefore, still have a need to access capital for future strategic investment opportunities. To this end, in April, we sought and obtained an investment-grade credit rating from two major rating agencies, which helped to facilitate the execution of a $500.0 million, three-year replacement credit facility with a syndicate of lenders led by JPMorgan Chase, N.A. We are also beginning to evaluate other sources of capital and various eventual exit strategies for the REIT.

We expect that our primary source of future operating cash flows will be cash generated from the operations of the properties currently in our portfolio and those to be acquired in the future. The amount of future distributions to be paid to our stockholders will be largely dependent upon the amount of cash generated from our operating activities, our expectations of future operating cash flows, and our determination of near-term cash needs for capital improvements, tenant re-leasing, redemptions of our common stock, and debt repayments.

Short-Term Liquidity and Capital Resources

During 2010, we generated net cash flows from operating activities of $270.1 million, which consists primarily of receipts of rental payments, tenant reimbursements, hotel room fees, and interest income, reduced by payments for operating costs, interest expense, asset and property management fees, general and administrative expenses, and acquisition fees and expenses. Along with other sources of cash, net cash flows from operating activities were used to fund distributions to stockholders of approximately $313.8 million during this period. We expect to use the majority of our future net cash flow from operating activities to fund distributions to stockholders as well (please refer to the "Distributions" section below for additional information).

During 2010, we generated proceeds from the sale of common stock under our public offerings, net of payments for commissions, dealer-manager fees, and acquisition fees, and offering cost reimbursements of $438.8 million, of which $318.9 million was used to fund investments in new and existing properties and $72.8 million was used to redeem shares. We utilized remaining net equity proceeds, along with net proceeds generated from the sale of the New Manchester One property and draws on the JPMorgan Chase Credit Facility, to repay outstanding mortgage loans of $144.7 million during the year. We are continuing to pursue real estate investment opportunities and intend to fund such investments with a combination of additional third-party borrowings, proceeds raised from the issuance of our common stock under the DRP, and if and when appropriate, proceeds generated from strategic property sales.

On May 7, 2010, Wells REIT II entered into a $500.0 million, three-year, unsecured revolving credit facility with a syndicate of lenders led by JPMorgan Chase Bank, N.A. as administrative agent (the "JPMorgan Chase Credit Facility") to replace the $245.0 million unsecured revolving financing facility with Wachovia Bank, N.A./ Wells Fargo Bank, N.A. At December 31, 2010, Wells OP II had $72.0 million outstanding under the JPMorgan Chase Credit Facility.

The JPMorgan Chase Credit Facility provides for interest to be incurred based on, at the option of Wells REIT II, the London Interbank Offered Rate ("LIBOR") for one-, two-, three- or six-month periods, plus an applicable margin ranging from 2.60% to 3.40% (the "LIBOR Rate"), or at an alternate base rate, plus an applicable margin ranging from 1.60% to 2.40% (the "Base Rate"). The Base Rate for any day is the greatest of (1) the rate of interest publicly announced by JPMorgan Chase Bank, N.A. as its prime rate in effect in its principal office in New York City for such day; (2) the federal funds rate for such day plus 0.50%; or (3) the one-month LIBOR Rate for such day plus 1.00%. The margin component of the LIBOR Rate and the Base Rate is determined based on Wells REIT II's corporate credit rating, as long as it has such a rating, or on Wells REIT II's leverage ratio, as defined, if it does not have a corporate credit rating. Additionally, Wells REIT II will incur a facility fee on the aggregate revolving commitment ranging from 0.40% to 0.60% per annum, which is also determined based on Wells REIT II's corporate credit rating, as long as it has such a rating, or on its leverage ratio, if it does not have a corporate credit rating.

Under the JPMorgan Chase Credit Facility, interest on LIBOR Rate loans is payable in arrears on the last day of each interest period; interest on Base Rate loans is payable in arrears on the first day of each month. Wells REIT II is required to repay all outstanding principal balances and accrued interest by May 7, 2013.

Wells REIT II is subject to a $25.0 million limitation on letters of credit that may be issued under the JPMorgan Chase Credit Facility. In addition, the JPMorgan Chase Credit Facility contains the following restrictive covenants:

- limits the ratio of debt-to-total-asset value, as defined, to 50% or less during the term of the facility;
- limits the ratio of secured-debt-to-total-asset value, as defined, to 40% or less during the term of the facility;
- requires the ratio of unencumbered asset value, as defined, to total unsecured debt to be at least 2:1 at all times;
- requires maintenance of certain interest and fixed-charge coverage ratios;

- limits the ratio of secured recourse debt to total asset value, as defined, to 10% or less at all times;
- requires maintenance of certain minimum tangible net worth balances; and
- limits investments that fall outside Wells REIT II's core investments of improved office properties located in the United States.

As of December 31, 2010, Wells REIT II believes it was in compliance with the restrictive covenants on its outstanding debt obligations.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 50% of our assets (valued at cost before depreciation and other noncash reserves) unless a majority of the members of the conflict committee of our board of directors approves the borrowing. Our charter also requires that we disclose the justification of any borrowings in excess of the 50% debt-to-real-estate asset guideline.

We believe that we have adequate liquidity and capital resources to meet our current obligations as they come due. As of December 31, 2010, we held cash balances of $38.9 million and had access to the borrowing capacity under our JPMorgan Chase Credit Facility of $428.0 million.

Long-term Liquidity and Capital Resources

Over the long term, we expect that our primary sources of capital will include operating cash flows, proceeds from our DRP, proceeds from secured or unsecured borrowings from third-party lenders and, if and when deemed appropriate, proceeds from strategic property sales. We expect that our primary uses of capital will be for property acquisitions, either directly or through investments in joint ventures, tenant improvements, repaying or refinancing debt, operating expenses, interest expense, distributions, and redemptions of shares of our common stock under our share redemption program.

We have a policy of maintaining our debt level at no more than 50% of the cost of our assets (before depreciation) and, ideally, at significantly less than this 50% debt-to-real-estate asset ratio. This conservative leverage goal could reduce the amount of current income we can generate for our stockholders, but it also reduces their risk of loss. We believe that preserving investor capital while generating stable current income is in the best interest of our stockholders. As of December 31, 2010, our debt-to-real-estate asset ratio was approximately 16.6%.

In determining how and when to allocate cash resources, we initially consider the source of the cash. We expect to use substantially all future net operating cash flows to fund distributions to stockholders. We expect to use a portion of our future DRP proceeds to fund future share redemptions (subject to the limitations of our share redemption program), and to make residual DRP proceeds available to fund capital improvements required for our properties and to fund additional real estate investments.

While our cash allocation policies have not changed, we have not been immune to the impact of the U.S. economic downturn and deterioration in real estate market fundamentals. After careful consideration, our board of directors elected to reduce the quarterly stockholder distribution rate from $0.15 per share (or, a 6.0% annualized yield on a $10.00 original share price) to $0.125 per share (or, a 5.0% annualized yield on a $10.00 original share price) beginning with the first quarter of 2011. We believe that reducing the quarterly stockholder distribution rate will help us to bridge the operational cash flow funding gap described above, strengthen our negotiating position as we compete for leases in a tenant-favored marketplace, and mitigate the impact of economic turbulence on our portfolio.

Contractual Obligations and Commitments

As of December 31, 2010, our contractual obligations are as follows (in thousands):

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**More than 5 years**
Outstanding debt obligations[1]	$ 886,939	$ 48,383	$199,798	$ 95,435	$543,323
Interest obligations under debt	248,391	48,062	83,009	70,325	46,995
Capital lease obligations[2]	646,000	—	526,000	—	120,000
Purchase obligations[3]	1,754	1,754	—	—	—
Operating lease obligations	226,170	2,450	5,087	5,114	213,519
Total	$2,009,254	$100,649	$813,894	$170,874	$923,837

(1) Amounts include principal payments only. We made interest payments, including amounts capitalized, of approximately $40.2 million during the year ended December 31, 2010.

(2) Amount includes principal payments only. We made interest payments of approximately $40.8 million during the year ended December 31, 2010, all of which was funded with interest income earned on corresponding investments in development authority bonds (see Note 2 to the accompanying Consolidated Financial Statements).

(3) Represents purchase commitments for Cranberry Woods Drive Phase II, of which approximately $1.8 million relates to construction cost overruns that are reimbursable from the tenant prior to completion.

Results of Operations

Overview

As of December 31, 2010, we owned controlling interests in 70 office properties, which were approximately 94.4% leased, and one hotel. Our real estate operating income increased in 2010 primarily due to incurring less acquisition fees due to closing our third public offering of common stock effective June 30, 2010, and incurring nonrecurring general and administrative expenses in connection with prospective acquisitions in 2009. We do not expect future income from continuing operations to change significantly in the near-term, based on the relative size and health of our real estate portfolio. However, we recognize that a prolonged decline in the U.S. economy or U.S. real estate markets could impact the creditworthiness of our tenants and market rent levels, which could, in turn, negatively impact our results of operations over the long term.

Comparison of the year ended December 31, 2009 vs. the year ended December 31, 2010

Continuing Operations

Rental income increased from $429.2 million for 2009 to $447.1 million for 2010, primarily due to the full-year impact of properties acquired in 2009 and the partial-year impact of properties acquired in 2010. Absent changes to the leases currently in place at our properties and future real estate acquisitions, rental income is expected to remain relatively consistent in future periods.

Tenant reimbursements and property operating costs decreased from $103.7 million and $169.9 million for 2009, respectively, compared to $99.7 million and $169.7 million, respectively, for 2010, primarily due to decreases in utility usage and rates, and property taxes, offset slightly by additional property operating costs and tenant reimbursements related to the assets placed in service during 2010. Absent changes to the leases currently in place at our properties and future acquisitions, future tenant reimbursement fluctuations are generally expected to correspond with future property operating cost fluctuations.

Other property income decreased from $14.8 million for 2009 to $1.4 million for 2010, primarily due to $12.0 million earned in 2009 under a perpetual easement contract with the developer of a building that is adjacent to the 5 Houston Center building. Other property income also includes fees earned in connection with lease restructurings. Future other property income is expected to primarily relate to future lease restructuring activities.

Hotel income, net of hotel operating costs, decreased from $3.8 million for 2009 to $2.8 million for 2010 due to decreases in food, beverage, and banquet sales and additional operating costs related to a quality-of-service initiative. Hotel income and hotel operating costs are primarily driven by local economic conditions and, as a result, are expected to fluctuate in the future, primarily based on changes in the supply of, and demand for, hotel and banquet space in Cleveland, Ohio, similar to that offered by the Key Center Marriott hotel.

Asset and property management fees increased slightly from $37.5 million for 2009 to $38.3 million for 2010, primarily due to 2010 acquisitions. Future asset and property management fees may fluctuate in response to future property acquisitions, property dispositions, and/or leasing activities. Asset management fees are subject to the ceiling and other limitations outlined in the Advisory Agreement. Please refer to Note 9. *Related-Party Transactions and Agreements* in the accompanying consolidated financial statements for additional details.

Acquisition fees and expenses decreased from $19.2 million for 2009 to $10.8 million for 2010, primarily due to closing our third public offering of common stock effective June 30, 2010, offset by a 2009 write-off of $5.6 million of unapplied acquisition fees and expenses that related to prior periods in connection with implementing a prospective accounting rule change. Wells REIT II incurs acquisition fees equal to 2.0% of gross offering proceeds raised. Please refer to Note 9. *Related-Party Transactions and Agreements* in the accompanying consolidated financial statements for additional details. We expect future acquisition fees and expenses to continue to decrease as a result of closing our third public offering of common stock effective June 30, 2010.

Depreciation increased from $96.0 million for 2009 to $102.3 million for 2010, primarily due to the full-year impact of properties acquired in 2009, the partial-year impact of properties acquired in 2010, and the impact of capital improvements across our portfolio. Excluding the impact of changes to the leases currently in place at our properties, depreciation is expected to continue to increase in future periods, as compared to historical periods, due to ongoing capital improvements to our properties and potential future acquisitions.

Amortization remained relatively consistent at $120.5 million for 2009 as compared with $117.6 million for 2010. Excluding the impact of changes to the leases currently in place at our properties, amortization is expected to continue to increase in future periods, as compared to historical periods, due to ongoing capital improvements to our properties and potential future acquisitions.

General and administrative expenses decreased from $31.7 million for 2009 to $23.5 million for 2010, primarily due to costs incurred in connection with a prospective acquisition that did not close in 2009 and bad debt expense incurred in connection with reserving tenant receivables in 2009. Exclusive of the impact of the aforementioned items, future general and administrative expenses are expected to remain at a level comparable to current general and administrative expenses.

Interest expense remained relatively stable at $89.9 million for 2009 as compared with $88.9 million for 2010. Future interest expense will depend largely upon our ability to secure financings or refinancings, changes in market interest rates, and the timing and availability of opportunities to acquire real estate assets consistent with our investment objectives. We anticipate using additional borrowings, along with equity proceeds on hand, to fund future strategic acquisitions of real estate.

Interest and other income increased from $40.1 million for 2009 to $43.1 million for 2010, primarily due to recovering a transfer tax payment made in connection with a prior-period acquisition. Interest income is expected to remain relatively consistent in future periods given that the majority of this activity consists of interest income earned on investments in development authority bonds, which had a weighted-average remaining term of approximately 6.6 years as of December 31, 2010. Interest income earned on investments in development authority bonds is entirely offset by interest expense incurred on the corresponding capital leases.

We recognized a loss on interest rate swaps that do not qualify for hedge accounting treatment of $19.1 million for 2010, compared with a gain of $14.1 million for 2009, primarily due to a market value adjustment to the interest rate swap agreements on the 222 E. 41st Street Building loan and the Three Glenlake Building loan. We anticipate that future gains and losses on our interest rate swaps that do not qualify for hedge accounting treatment will fluctuate primarily due to changes in the estimated fair values of our interest rate swaps relative to then-current market conditions. Market value adjustments to swaps that qualify for hedge accounting treatment are recorded directly to equity, and therefore, do not impact net income (loss).

We recognized a loss on foreign currency exchange contract of $0.6 million for 2009. Gains (losses) on foreign currency exchange contract are primarily impacted by fluctuations in value of the U.S. dollar compared to the Russian rouble. We settled the foreign currency exchange contract on April 1, 2009 with a payment of $8.2 million.

Our net income attributable to common stockholders was $23.3 million, or $0.04 per share, for 2010, compared with net income attributable to common stockholders of $40.6 million, or $0.09 per share, for 2009. The decrease is primarily due to recognizing a $14.1 million gain on interest rate swaps for 2009, as compared to a $19.1 million loss on interest rate swaps for 2010, partially offset by an increase in real estate operating income as a result of assets placed in service during 2010. Absent future fluctuations in the market value of our interest rate swaps that do not qualify for hedge accounting treatment and the impact of future acquisitions, we expect future net income to remain at levels similar to 2010. Should the decline in the U.S. economy or U.S. real estate markets continue for a prolonged period of time, the creditworthiness of our tenants and our ability to achieve market rents comparable to the leases currently in place at our properties may suffer and could lead to a decline in net income over the long term.

Discontinued Operations

In the third quarter of 2010, we sold New Manchester One, an industrial property located in Douglasville, Georgia, for net proceeds of $15.2 million and a loss of $0.2 million. In accordance with GAAP, we have classified the results of operations related to New Manchester One as discontinued operations for all periods presented. Income (loss) from discontinued operations decreased from $0.6 million for the year ended December 31, 2009 to $(0.9) million for the year ended December 31, 2010, primarily as a result of the sole tenant vacating New Manchester One in January 2010.

Comparison of the year ended December 31, 2008 vs. the year ended December 31, 2009

Rental income increased from $403.9 million for 2008 to $429.2 million for 2009, primarily due to the full-year impact of properties acquired in 2008 and the partial-year impact of properties acquired in 2009.

Tenant reimbursements remained relatively flat at $105.2 million for 2008 compared with $103.7 million for 2009.

Other property income increased from $2.0 million for 2008 to $14.8 million for 2009, primarily due to $12.0 million earned under a perpetual easement contract with the developer of a building that is adjacent to the 5 Houston Center building. The construction of the easement was completed in the fourth quarter of 2009. Other property income also includes fees earned in connection with lease restructurings.

Property operating costs increased from $164.4 million for 2008 to $169.9 million for 2009, primarily due to the expiration of property tax abatements for the Key Center Complex assumed at acquisition effective January 1, 2009, and growth of the portfolio.

Asset and property management fees decreased slightly from $38.5 million for 2008 to $37.5 million for 2009, primarily due to a reduction in the rate of asset management fees effective October 2008, partially offset by growth in the portfolio.

Depreciation increased from $79.0 million for 2008 to $96.0 million for 2009, primarily due to the full-year impact of properties acquired in 2008, the partial-year impact of properties acquired in 2009, and the impact of capital improvements across our portfolio.

Amortization decreased from $135.3 million for 2008 to $120.5 million for 2009, primarily due to write-offs of unamortized lease-specific assets related to lease modifications and lease terminations in the fourth quarter of 2008.

General and administrative expenses increased from $23.9 million for 2008 to $31.7 million for 2009, primarily due to costs incurred in connection with a prospective acquisition that did not close and bad debt expense incurred in connection with reserving tenant receivables that are currently in dispute and being actively pursued for collection.

Interest expense increased from $78.6 million for 2008 to $89.9 million for 2009, primarily due to incurring interest for a full year on capital leases assumed in connection with properties acquired in the second and third quarters of 2008, which is entirely offset by interest income earned on corresponding investments in development authority bonds (see Note 2 to the accompanying Consolidated Financial Statements). This increase is partially offset by lower interest expense due to lower weighted-average outstanding balances on our lines of credit.

Interest and other income increased from $25.4 million for 2008 to $40.1 million for 2009, primarily due to interest earned on investments in development authority bonds assumed in connection with properties acquired in the second and third quarters of 2008, which is entirely offset by interest expense incurred on corresponding capital leases.

We recognized a gain on interest rate swaps that do not qualify for hedge accounting treatment of $14.1 million for 2009, compared with a loss of $40.8 million for 2008, primarily due to a market value adjustment to the interest rate swap agreements on the 222 E. 41st Street Building loan and the Three Glenlake Building loan. We anticipate that future gains and losses on our interest rate swaps that do not qualify for hedge accounting treatment will fluctuate primarily due to changes in the estimated fair values of our interest rate swaps relative to then-current market conditions. Market value adjustments to swaps that qualify for hedge accounting treatment are recorded directly to equity, and therefore, do not impact net income (loss).

We recognized a loss on foreign currency exchange contract of $0.6 million for 2009, compared with $7.2 million for 2008. The 2009 activity is primarily due to the slight strengthening of the U.S. dollar compared to the Russian rouble during the first quarter of 2009. On April 1, 2009, we settled this foreign currency exchange contract by making an $8.2 million termination payment, which was materially offset by savings in the amount of U.S. dollars needed to satisfy the Russian rouble-based purchase agreement to acquire the Dvintsev Business Center—Tower B on May 29, 2009.

In 2008 we recognized a gain on early extinguishment of debt of $3.0 million in connection with accepting an offer from the lender to prepay the Key Center Complex mortgage notes for $11.5 million in the second quarter of 2008. The net book value of the mortgage notes was $14.5 million, thereby resulting in a gain on early extinguishment of debt of $3.0 million.

Our net income attributable to common stockholders was $40.6 million, or $0.09 per share, for 2009, compared to net loss attributable to common stockholders of $22.7 million, or $(0.06) per share, for 2008. This fluctuation is primarily attributable to recognizing a $14.1 million gain on interest rate swaps for 2009, as compared to a $40.8 million loss on interest rate swaps for 2008, as well as recognizing a $0.6 million loss on foreign currency exchange contract for 2009, as compared with a $7.2 million loss on foreign currency exchange contract for 2008. Absent the impact of future acquisitions and future fluctuations in the value of our interest rate swaps that do not qualify for hedge accounting treatment, we expect future net income to remain at similar levels in the near-term. Should the decline in the U.S. real estate markets continue for a prolonged period of time, the creditworthiness of our tenants and our ability to achieve market rents comparable to the leases currently in place at our properties may suffer and could lead to a decline in net income over the long term.

Discontinued Operations

In the third quarter of 2010, we sold New Manchester One, an industrial property located in Douglasville, Georgia, for net proceeds of $15.2 million and a loss of $0.2 million. In accordance with GAAP, we have classified the results of operations related to New Manchester One as discontinued operations for all periods presented. Income (loss) from discontinued operations remained relatively consistent at $0.7 million for the year ended December 31, 2008 and $0.6 million for the year ended December 31, 2009.

Distributions

The amount of distributions that we pay to our common stockholders is determined by our board of directors and is dependent upon a number of factors, including the funds available for distribution to common stockholders, our financial condition, our capital expenditure requirements, our expectations of future sources of liquidity and the annual distribution requirements necessary to maintain our status as a REIT under the Code.

Since inception, our cash management policy has called for quarterly stockholder distributions to be principally funded with operational cash flows over the long-term. When evaluating funds available for stockholder distributions, we consider net cash provided by operating activities (as presented in the accompanying GAAP-Basis Consolidated Statements of Cash Flows), adjusted to exclude certain costs incurred for the purpose of generating future earnings and appreciation in value over the long term, including acquisition fees payable to our advisor (see Note 9 to our accompanying Consolidated Financial Statements), and other customary third-party costs incurred in connection with affecting real estate acquisitions ("acquisition-related costs"). As provided in the registrations of our public offerings of common stock, acquisition-related costs are funded with cash generated from the sale of common stock and, therefore, do not utilize cash generated from operations.

During 2010, we paid total distributions to common stockholders, including $163.6 million reinvested in our common stock pursuant to our DRP, of $313.8 million. During this period, we generated net cash from operating activities of $270.1 million, which has been reduced by $10.8 million for acquisition-related costs that were funded with cash generated from the sale of common stock under our public offerings. Of the remaining $32.9 million of distributions paid to stockholders in 2010, $28.1 million was funded with cumulative operating cash flows generated in prior periods, and the remaining $4.8 million was funded with borrowings.

While our financial condition remains strong, we have not been immune to the impact of the U.S. economic downturn and deterioration in real estate market fundamentals. The lack of job growth in the U.S. economy has put downward pressure on demand for office space and, thus, the marketplace is requiring landlords to offer reduced rents and more aggressive tenant improvement allowances to attract or retain high-caliber tenants. At the same time, the demand for high-quality commercial real estate investments has surpassed its supply and, thus, has put upward pressure on acquisition pricing for properties that meet our investment objectives. These conditions have placed a two-pronged strain on our ability to generate the same level of earnings that our portfolio has enjoyed in the past and, over time, have created a growing gap in our ability to fully fund stockholder distributions with operational cash flows.

While our cash management policy has not changed, in consideration of the factors outlined above, our board of directors elected to reduce the quarterly stockholder distribution rate from $0.15 per share (or, a 6.0% annualized yield on a $10.00 original share price) to $0.125 per share (or, a 5.0% annualized yield on a $10.00 original share price) beginning with the first quarter of 2011. We believe that reducing the quarterly stockholder distribution rate will help us to bridge the gap between operational cash flows and stockholder distributions, strengthen our negotiating position as we compete for leases in a tenant-favored marketplace, and mitigate the impact of economic turbulence on our portfolio. We will continue to carefully monitor our cash flows and market conditions, and to assess their impact on our earnings and distribution projections.

Portfolio Information

As of December 31, 2010, Wells REIT II owned controlling interests in 70 office properties and one hotel, which include 92 operational buildings. These properties are composed of approximately 22.1 million square feet of commercial space located in 23 states, the District of Columbia, and Moscow, Russia. Of these office properties, 68 are wholly owned and two are owned through a consolidated joint venture. As of December 31, 2010, the office properties were approximately 94.4% leased.

As of December 31, 2010, our five highest geographic concentrations were as follows:

Location	2010 Annualized Gross Base Rents (in thousands)	Rentable Square Feet (in thousands)	Percentage of 2010 Annualized Gross Base Rents
Atlanta	$ 67,021	3,534	16%
Northern New Jersey	45,364	2,441	11%
Cleveland	31,391	1,323	7%
Houston	28,980	1,173	7%
Baltimore	26,944	1,216	6%
	$199,700	9,687	47%

As of December 31, 2010, our five highest tenant industry concentrations were as follows:

Industry	2010 Annualized Gross Base Rents (in thousands)	Rentable Square Feet (in thousands)	Percentage of 2010 Annualized Gross Base Rents
Communication	$ 59,636	3,399	14%
Legal Services	57,772	1,475	13%
Depository Institutions	49,080	1,997	11%
Industrial Machinery & Equipment	27,292	1,564	6%
Business Services	25,603	1,061	6%
	$219,383	9,496	50%

As of December 31, 2010, our five highest tenant concentrations were as follows:

Tenant	2010 Annualized Gross Base Rents (in thousands)	Percentage of 2010 Annualized Gross Base Rents
AT&T	$ 44,329	10%
Jones Day	19,182	5%
Key Bank	17,165	4%
Pershing	14,048	3%
IBM	13,572	3%
	$108,296	25%

For more information on our portfolio, see Item 2 above.

Election as a REIT

We have elected to be taxed as a REIT under the Code, and have operated as such beginning with our taxable year ended December 31, 2003. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Wells TRS II, LLC ("Wells TRS") is a wholly owned subsidiary of Wells REIT II that is organized as a Delaware limited liability company and includes the operations of, among other things, a full-service hotel. We have elected to treat Wells TRS as a taxable REIT subsidiary. We may perform additional, noncustomary services for tenants of buildings that we own through Wells TRS, including any real estate or non-real-estate-related services; however, any earnings related to such services are subject to federal and state income taxes. In addition, for us to continue to qualify as a REIT, we must limit our investments in taxable REIT subsidiaries to 25% of the value of our total assets. Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted rates expected to be in effect when the temporary differences reverse.

No provision for federal income taxes has been made in our accompanying consolidated financial statements, other than the provision relating to Wells TRS, as we made distributions in excess of taxable income for the periods presented. We are subject to certain state and local taxes related to property operations in certain locations, which have been provided for in our accompanying consolidated financial statements.

Inflation

We are exposed to inflation risk, as income from long-term leases is the primary source of our cash flows from operations. There are provisions in the majority of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per-square-foot basis, or in some cases, annual reimbursement of operating expenses above a certain per-square-foot allowance. However, due to the long-term nature of the leases, the leases may not reset frequently enough to fully cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Site improvements	15 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Evaluating the Recoverability of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying values, we adjust the carrying value of the real estate assets and related intangible assets to the estimated fair values, pursuant to the property, plant, and equipment accounting standard for the impairment or disposal of long-lived assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information, in order of preference, depending upon availability: (i) recently quoted market price(s) for the subject property, or highly comparable properties, under sufficiently active and normal market conditions, or (ii) the present value of future cash flows, including estimated residual value. We have determined that there has been no impairment in the carrying value of our real estate assets and related intangible assets to date.

Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property's fair value and could result in the misstatement of the carrying value of our real estate assets and related intangible assets and net income (loss).

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, we allocate the purchase price of properties to tangible assets, consisting of land and building, site improvements, and identified intangible assets and liabilities, including the value in-place leases, based in each case on our estimate of their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.

Intangible Assets and Liabilities Arising from In-Place Leases Where We Are the Lessor

As further described below, in-place leases where we are the lessor may have values related to: direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

- Direct costs associated with obtaining a new tenant, including commissions, tenant improvements and other direct costs, are estimated based on management's consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.
- The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.
- The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.
- The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

Evaluating the Recoverability of Intangible Assets and Liabilities

The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired and we are required to expense the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including, but not limited to, lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In situations where the discounted cash flows of the modified in-place lease stream are less than the discounted cash flows of the original in-place lease stream, we reduce the carrying value of the intangible lease assets to reflect the modified lease terms and recognize an impairment loss. For in-place lease extensions that are executed more than one year prior to the original in-place lease expiration date, the useful life of the in-place lease will be extended over the new lease term with the exception of those in-place lease components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.

Intangible Assets and Liabilities Arising from In-Place Leases Where We Are the Lessee

In-place ground leases where we are the lessee may have value associated with effective contractual rental rates that are above or below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) management's estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market in-place lease values are recorded as intangible lease liabilities or assets and amortized as an adjustment to property operating cost over the remaining term of the respective leases.

Related-Party Transactions and Agreements

We have entered into agreements with our advisor, WREAS II, and its affiliates, whereby we pay certain fees and reimbursements to WREAS II or its affiliates, for acquisition fees, commissions, dealer-manager fees, asset and property management fees, construction fees, reimbursement of other offering costs, and reimbursement of operating costs. See Note 9 to our accompanying Consolidated Financial Statements included herein for a discussion of the various related-party transactions, agreements, and fees.

Commitments and Contingencies

We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 5 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

- property under construction;
- properties under contract;
- obligations under operating leases;
- obligations under capital leases;
- commitments under existing lease agreements; and
- litigation.

Subsequent Events

Acquisition of the Market Square Buildings

On March 7, 2011, we purchased two, ten-story office buildings containing approximately 679,710 square feet (the "Market Square Buildings") for $615.0 million, net of $6.0 million of adjustments. The acquisition was funded with $12.9 million of cash on hand, $300.0 million drawn on the JPMorgan Chase Credit Facility and $296.1 million drawn on a newly originated $300.0 million senior unsecured bridge facility with JPMorgan Chase Bank (the "JPMorgan Chase Bridge Loan"; see below for details). The Market Square Buildings are 96.2% leased to Fulbright and Jaworski (approximately 18.8%); Shearman and Sterling (approximately 16.6%); Edison Electric Institute (approximately 11.3%); and 38 additional office tenants. With respect to this transaction, while it is impractical for us to provide the fair value-based purchase price allocation details or pro forma financial information at this time, we intend to provide such information in our Form 10-Q filing for the period ending March 31, 2011.

JPMorgan Chase Bridge Loan

On March 7, 2011, we executed the JPMorgan Chase Bridge Loan to finance a portion of the acquisition cost of the Market Square Buildings. Under the JPMorgan Chase Bridge Loan, interest is incurred based on, at our option, LIBOR for one-, two-, or three-month periods, plus an applicable margin of 2.25% (the "Bridge LIBOR Rate"), or at an alternate base rate, plus an applicable margin of 1.25% (the "Bridge Base Rate"). The Bridge Base Rate for any day is the greatest of (1) the rate of interest publicly announced by JPMorgan as its prime rate in effect in its principal office in New York City for such day, (2) the federal funds rate for such day plus 0.50%, or (3) the one-month LIBOR Rate for such day plus 1.00%. Under the terms of the JPMorgan Chase Bridge Loan, accrued interest on Bridge Base Rate loans is payable in arrears on the first day of each calendar month. The accrued interest on Bridge LIBOR Rate loans is payable on the last day of each one-, two-, or three-month interest period. We are required to repay outstanding principal and accrued interest six months after the respective funding dates. All such borrowings shall be prepaid with (a) 100% of the net cash proceeds of all asset sales or other dispositions of property made by us, (b) 100% of the net cash proceeds of issuances, offerings, or placements of debt obligations of ours, and (c) 100% of the net cash proceeds of issuances of equity securities by us. We also may prepay the JPMorgan Chase Bridge Loan, in whole or in part, at any time without penalty, subject to reimbursement of any breakage costs incurred by lenders in the case of prepayment of LIBOR borrowings.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a result of our debt facilities, we are exposed to interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flow primarily through a low to moderate level of overall borrowings. We manage our ratio of fixed- to floating-rate debt with the objective of achieving a mix that we believe is appropriate in light of anticipated changes in interest rates. We closely monitor interest rates and will continue to consider the sources and terms of our borrowing facilities to determine whether we have appropriately guarded ourselves against the risk of increasing interest rates in future periods.

Additionally, we have entered into interest rate swaps, and may enter into other interest rate swaps, caps, or other arrangements in order to mitigate our interest rate risk on a related financial instrument. We do not enter into derivative or interest rate transactions for speculative purposes; however, certain of our derivatives may not qualify for hedge accounting treatment. All of our debt was entered into for other than trading purposes. As of December 31, 2010 and 2009, the estimated fair value of our lines of credit and notes payable was $0.9 billion.

Our financial instruments consist of both fixed- and variable-rate debt. As of December 31, 2010, our consolidated debt consisted of the following, in thousands:

	2011	2012	2013	2014	2015	Thereafter	Total
Maturing debt:							
Effectively variable- rate debt	$ —	$63,396	$72,000	$ —	$ —	$ —	$135,396
Effectively fixed- rate debt	$48,383	$36,191	$28,212	$92,639	$2,796	$543,322	$751,543
Average interest rate:							
Effectively variable- rate debt	—	5.00%	3.26%	—	—	—	4.07%
Effectively fixed- rate debt	4.67%	4.87%	5.94%	5.02%	5.80%	5.96%	5.70%

Our financial instruments consist of both fixed-rate and variable-rate debt. With respect to the above table, effectively variable-rate debt includes the JPMorgan Chase Credit Facility and the Cranberry Woods Drive mortgage note. Effectively fixed-rate debt includes a number of fixed rate mortgage loans, and three variable-rate loans for which the recurring interest charges have been fixed through the interest swap agreements described below (the 222 E. 41st Street Building mortgage note, the 80 Park Plaza Building mortgage note, and the Three Glenlake Building mortgage note). Even though certain of our interest rate swap agreements do not qualify as a hedge for accounting purposes, when considered together with the respective debt agreement, each of the interest rate swap agreements effectively eliminates our market interest rate exposure by fixing the interest rate on the corresponding loan.

As of December 31, 2010, we had $72.0 million outstanding under the JPMorgan Chase Bank, N.A. line of credit; $63.4 million outstanding on the Cranberry Woods Drive variable-rate, term mortgage loan; $164.2 million outstanding on the 222 E. 41st Street Building mortgage note; $60.9 million outstanding on the 80 Park Plaza Building mortgage note; $25.7 million outstanding on the Three Glenlake Building mortgage note; and $500.7 million outstanding on fixed-rate, term mortgage loans. The weighted-average interest rate of all of our debt instruments was 5.46% as of December 31, 2010.

On May 7, 2010, we entered into a $500.0 million, three-year, unsecured revolving credit facility with a syndicate of lenders led by JPMorgan Chase Bank, N.A. to replace the $245.0 million unsecured revolving financing facility with Wachovia Bank, N.A./Wells Fargo Bank, N.A., which was scheduled to mature on May 7, 2010. The JPMorgan Chase Credit Facility provides for interest to be incurred based on, at our option, the LIBOR Rate, or the Base Rate. The Base Rate for any day is the greatest of (1) the rate of interest publicly announced by JPMorgan Chase Bank, N.A. as its prime rate in effect in its principal office in New York City for such day; (2) the federal funds rate for such day plus 0.50%; or (3) the one-month LIBOR Rate, for such day plus 1.00%. The margin component of the LIBOR Rate and the Base Rate is determined based on our corporate credit rating, as long as we have such a rating, or on our leverage ratio, as defined, if we do not have a corporate credit rating. Additionally, we will incur a facility fee on the aggregate revolving commitment ranging from 0.40% to 0.60% per annum, which is also determined based on our corporate credit rating, as long as we have such a rating, or on our leverage ratio, if we do not have a corporate credit rating. An increase in the variable interest rate on this line of credit constitutes a market risk, as an increase in rates would increase interest incurred and, therefore, decrease cash flows available for distribution to stockholders (see Note 4 to the accompanying Consolidated Financial Statements).

The 80 Park Plaza Building mortgage note was used to purchase the 80 Park Plaza Building. The note bears interest at one-month LIBOR plus 130 basis points (approximately 1.56% per annum as of December 31, 2010) and matures in September 2016. In connection with obtaining the 80 Park Plaza Building mortgage note, we entered into an interest rate swap agreement to hedge exposure to changing interest rates. The interest rate swap agreement has an effective date of September 22, 2006 and matures September 21, 2016. The terms of the interest rate swap agreement effectively fix our interest rate on the 80 Park Plaza Building mortgage note at 6.575% per annum.

The 222 E. 41st Street Building mortgage note was used to purchase the 222 E. 41st Street Building. The note bears interest at one-month LIBOR plus 120 basis points (approximately 1.46% per annum as of December 31, 2010) and matures in August 2017. In connection with obtaining the 222 E. 41st Street Building mortgage note, we entered into an interest rate swap agreement to hedge exposure to changing interest rates. The interest rate swap agreement has an effective date of August 16, 2007 and matures August 16, 2017. The interest rate swap effectively fixes our interest rate on the 222 E. 41st Street Building mortgage note at 6.675% per annum.

The Three Glenlake Building mortgage note was used to purchase the Three Glenlake Building. The note bears interest at one-month LIBOR plus 90 basis points (approximately 1.16% per annum as of December 31, 2010), and matures in July 2013. The interest rate swap agreement has an effective date of July 31, 2008 and matures July 31, 2013. Interest is due monthly; however, under the terms of the loan agreement, a portion of the monthly debt service amounts accrues and is added to the outstanding balance of the note over the term. The interest rate swap effectively fixes our interest rate on the Three Glenlake Building mortgage note at 5.95% per annum.

Approximately $751.5 million of our total debt outstanding as of December 31, 2010 is subject to fixed rates, either directly or when coupled with an interest rate swap agreement. As of December 31, 2010, these balances incurred interest expense at an average interest rate of 5.70%, when considering the impact of the interest rate swap agreements described above, and have expirations ranging from 2011 through 2018. A change in the market interest rate impacts the net financial instrument position of our fixed-rate debt portfolio; however, it has no impact on interest incurred or cash flows. The amounts outstanding on our variable-rate debt facilities in the future will largely depend upon timing differences between operating payments and receipts, and our ability to secure long-term borrowings and refinancings.

We do not believe there is any exposure to increases in interest rates related to the capital lease obligations of $646.0 million at December 31, 2010, as the obligations are at fixed interest rates.

Foreign Currency Risk

We are also subject to foreign exchange risk arising from our foreign operations in Russia. Foreign operations represented 2.0% and 1.7% of total assets at December 31, 2010 and 2009, respectively, and 0.6% and 0.1% of total revenue for the years ended December 31, 2010 and 2009, respectively. As compared with rates in effect at December 31, 2010, an increase or decrease in the U.S. dollar to Russian rouble exchange rate by 10% would not materially impact the accompanying consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data filed as part of this report are set forth beginning on page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no disagreements with our independent registered public accountants during the years ended December 31, 2010, 2009, or 2008.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including the Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods in SEC rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as a process designed by, or under the supervision of, the Principal Executive Officer and Principal Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets;
- provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of management and/or members of the board of directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls, material misstatements may not be prevented or detected on a timely basis. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes and conditions or that the degree of compliance with policies or procedures may deteriorate. Accordingly, even internal controls determined to be effective can provide only reasonable assurance that the information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and represented within the time periods required.

Our management has assessed the effectiveness of our internal control over financial reporting at December 31, 2010. To make this assessment, we used the criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management believes that our system of internal control over financial reporting met those criteria, and therefore our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2010.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

For the quarter ended December 31, 2010, all items required to be disclosed under Form 8-K were reported under Form 8-K.

PART III

We will file a definitive Proxy Statement for our 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement") with the SEC, pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2011 Proxy Statement that specifically address the items required to be set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

We have adopted a Code of Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer and principal financial officer. Our Code of Ethics may be found at *http://www.wellsreitII.com.*

The other information required by this Item is incorporated by reference from our 2011 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from our 2011 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item is incorporated by reference from our 2011 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain information required by this Item is incorporated by reference from our 2011 Proxy Statement.

Transactions with Related Persons

Our charter requires our Conflicts Committee to review and approve all transactions involving our affiliates and us. Prior to entering into a transaction with an affiliate that is not covered by the Advisory Agreement with our advisor, a majority of the Conflicts Committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. In addition, our Code of Ethics lists examples of types of transactions with affiliates that would create prohibited conflicts of interest. Under the Code of Ethics, our officers and directors are required to bring potential conflicts of interest to the attention of the chairman of our Audit Committee promptly. The Conflicts Committee has reviewed the material transactions between our affiliates and us since the beginning of 2010, as well as any such currently proposed transactions. Set forth below is a description of such transactions and the committee's report on their fairness.

Our Relationship with Wells Capital and WREAS II

Certain of our executive officers, E. Nelson Mills, Douglas P. Williams, and Randall D. Fretz, are also executive officers of WellsREF, our sponsor, which is the manager of WREAS II, our advisor. The chairman of our board of directors, Leo F. Wells, III, is the sole director of WellsREF and indirectly owns 100% of its equity. The Advisor provides our day-to-day management. Among the services provided by our advisor under the terms of the Advisory Agreement are the following:

- real estate acquisition services;
- asset management services;

- real estate disposition services;
- property management oversight services; and
- administrative services.

Our advisor is at all times subject to the supervision of our board of directors and has only such authority as we may delegate to it as our agent. We renewed the Advisory Agreement with our advisor, WREAS II, in December 2010. The Advisory Agreement is effective from January 1, 2011 through July 31, 2011. The Advisory Agreement is substantially the same as the agreement that was in effect through December 31, 2010, except that WREAS II has agreed to a limit on the reimbursement of certain expenses by us. Specifically, WREAS II will not be reimbursed for "portfolio general and administrative expenses" or "personnel expenses incurred during the term of the Advisory Agreement to the extent they exceed $11.2 million and $6.4 million, respectively. As defined in the Advisory Agreement, "portfolio general and administrative expenses" refer to categories of costs set forth in a budget approved by our Board of Directors at a meeting on December 15, 2010. Generally, these are general and administrative costs (excluding the asset management fee) that relate to the portfolio as a whole rather than property-specific costs. "Personnel expenses" are defined in the Advisory Agreement to refer to all wages and other employee-related expenses of employees of WREAS II or its affiliates to the extent the employees are engaged in the management, administration, operation, and marketing of us but excluding personnel expenses reimbursable under another agreement, such as the property management agreement. The term of the Advisory Agreement is subject to an unlimited number of successive renewals upon mutual consent of the parties. From January 1, 2010 through the most recent date practicable, which was December 31, 2010, we have compensated our advisor as set forth below.

We have incurred acquisition fees payable to our advisor equal to 2.0% of gross proceeds from our public offerings of common stock for services in connection with the selection, purchase, development, or construction of real property. We incur such acquisition fees upon receipt of proceeds from the sale of shares. Acquisition fees from January 1, 2010 through December 31, 2010, totaled approximately $9.7 million.

Our advisor bears substantially all of our organization and offering costs other than our payment of selling commissions and dealer-manager fees. We reimburse our advisor for up to 2.0% of our gross offering proceeds for organization and offering costs, including legal, accounting, printing, and other accountable offering costs. From January 1, 2010 through December 31, 2010, we incurred approximately $4.2 million of organization and offering expenses.

For asset management services in 2010, we generally paid monthly asset management fees equal to one-twelfth of 0.625% of the cost of all of our properties (other than those that fail to meet specified occupancy thresholds) and our investments in joint ventures. This fee structure will continue until the monthly payment equals $2,708,333.33 (or $32.5 million annualized). The monthly payment remains capped at that amount until the cost of all of our properties (other than those that fail to meet specified occupancy thresholds) and our investments in joint ventures is at least $6.5 billion, after which the monthly asset management fee will equal one-twelfth of 0.5% of the cost of all of our properties (other than those that fail to meet specified occupancy thresholds) and our investments in joint ventures. (However, the asset management fee related to the Lindbergh Center Buildings, which were acquired July 1, 2008, was immediately 0.5%.) The amount of asset management fees paid in any three-month period is limited to 0.25% of the average of the preceding three months' net asset value calculations less our outstanding debt. Asset management fees incurred from January 1, 2010 through December 31, 2010, totaled approximately $30.6 million.

Additionally, we reimburse our advisor for all costs and expenses it incurs in fulfilling its asset management and administrative duties, which may include wages, salaries, taxes, insurance, benefits, information technology, legal and travel, and other out-of-pocket expenses of employees engaged in ongoing management, administration, operations, and marketing functions on our behalf. We do not, however, reimburse our advisor for personnel costs in connection with services for which our advisor receives acquisition fees or real estate commissions. Administrative reimbursements, net of reimbursements from tenants, from January 1, 2010 through December 31, 2010, totaled approximately $13.1 million.

The Conflicts Committee considers our relationship with the advisor during 2010 to be fair. The Conflicts Committee evaluated the performance of the advisor and the compensation paid to the advisor in connection with its decision to renew the Advisory Agreement through July 31, 2011. The Conflicts Committee believes that the amounts payable to the advisor under the Advisory Agreement are similar to those paid by other publicly offered, unlisted, externally advised REITs and that this compensation was appropriate in order for the advisor to provide the desired level of services to us and our stockholders. The Conflicts Committee bases its evaluation of the advisor on factors such as (a) the amount of the fees paid to the advisor in relation to the size, composition, and performance of our portfolio; (b) the success of the advisor in generating opportunities that meet our investment objectives; (c) rates charged to other REITs and to investors other than REITs by advisors performing the same or similar services; (d) additional revenues realized by the advisor and its affiliates through their relationship with us, including loan administration, underwriting or broker commissions, servicing, engineering, inspection, and other fees; (e) the quality and extent of service and advice furnished by the advisor; (f) the performance of our portfolio, including income, conservation or appreciation of capital, frequency of problem investments, and competence in dealing with distress situations; and (g) the quality of our portfolio relative to the investments generated by the advisor for its own account.

Our Relationship with WIS

Mr. Wells indirectly owns 100% of our dealer-manager, WIS. In addition, Messrs. Fretz and Williams are directors of WIS. Prior to concluding our primary public offering, our dealer-manager was entitled to receive selling commissions of 7% of aggregate gross offering proceeds, except that no selling commissions were paid in connection with the sale of our shares under the dividend reinvestment plan. WIS reallowed 100% of these selling commissions to broker/dealers who participated in our public offering. In the event of the sale of shares through an investment advisory representative in which the representative was compensated on a fee-for-service basis by the investor (or through a bank acting as a trustee or fiduciary), the dealer-manager waived its right to a commission, with a corresponding reduction in the purchase price of shares sold in our offering. From January 1, 2010 through December 31, 2010, we incurred selling commissions, net of discounts, of $21.9 million to WIS, of which approximately 100% was reallowed to participating broker/dealers.

WIS also earned a dealer-manager fee of 2.5% of aggregate gross offering proceeds. WIS may have reallowed to participating broker/dealers up to 1.5% of aggregate gross offering proceeds. There was no dealer-manager fee for shares sold under the dividend reinvestment program. In the event of the sale of shares through an independent investment advisor (or bank acting as trustee or fiduciary), the dealer-manager reduced its dealer-manager fee to 1.5% of gross offering proceeds with a corresponding reduction in the purchase price of the shares. WIS earned dealer-manager fees, net of discounts, from us of approximately $7.8 million from January 1, 2010 through December 31, 2010, of which approximately $4.5 million was reallowed to participating broker/dealers. In addition, upon the conclusion of our primary offering of shares, WIS reviewed total underwriting compensation paid in connection with the sale of shares in our primary offering and reimbursed us approximately $266,000 in keeping with limitations imposed by the Financial Industry Regulatory Authority. We have concluded our primary offering of shares, and therefore do not anticipate paying additional fees to WIS in 2011. We have concluded our primary offering of shares, and therefore do not anticipate incurring dealer-manager fees in 2011.

The Conflicts Committee believes that this arrangement with WIS is fair. The compensation payable to WIS reflects our belief that such selling commissions and dealer-manager fees will maximize the likelihood that we will be able to achieve our goal of acquiring a large, diversified portfolio of high-quality, income-producing properties.

Our Relationship with Wells Management

In November 2010, our property management, leasing, and construction management agreement ("Management Agreement") with Wells Management automatically renewed for another one-year term. On January 1, 2011, Wells Management assigned all of its rights, title and interest in the Management Agreement to WREAS II. Wells REIT II consented to such assignment as required by the Management Agreement. As part of such assignment, Wells Management has guaranteed the performance of all of the WREAS II obligations under the Management Agreement. Mr. Wells indirectly owns 100% of Wells Management. In consideration for supervising the management, leasing, and construction of certain of our properties, we pay the following fees under the Management Agreement:

- For each property for which Wells Management provides property management services, we pay Wells Management a market-based property management fee based on gross monthly income of the property.
- For each property for which Wells Management provides leasing agent services, Wells Management is entitled to: (i) a one-time fee in an amount not to exceed one month's rent for the initial rent-up of a newly constructed building; (ii) a market-based commission based on the net rent payable during the term of a new lease; (iii) a market-based commission based on the net rent payable during the term of any renewal or extension of any tenant lease; and (iv) a market-based commission based on the net rent payable with respect to expansion space for the remaining portion of the initial lease term.
- For each property for which Wells Management provides construction management services, Wells Management is entitled to receive from us that portion of lease concessions for tenant-directed improvements that are specified in the lease or lease renewal, subject to a limit of 5% of such lease concessions and a management fee to be determined for other construction management activities.

The Conflicts Committee believes that these arrangements with Wells Management are fair and reasonable and on terms and conditions no less favorable to us than those available from unaffiliated third parties. Property management and construction fees incurred from January 1, 2010 through December 31, 2010 were $3.7 million.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference from our 2011 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. A list of the financial statements contained herein is set forth on page F-1 hereof.

(a) 2. Schedule III—Real Estate Assets and Accumulated Depreciation

Information with respect to this item begins on page S-1 hereof. Other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

(a) 3. The Exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index attached hereto.

(b) (a) 3 above.

(c) (a) 2 above.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 21st day of March 2011.

Wells Real Estate Investment Trust II, Inc.
(Registrant)

By: /s/ DOUGLAS P. WILLIAMS

Douglas P. Williams
Executive Vice President, Secretary, Treasurer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacity as and on the date indicated.

Signature	Title	Date
/s/ CHARLES R. BROWN **Charles R. Brown**	Independent Director	March 21, 2011
Richard W. Carpenter	Independent Director	March 21, 2011
Bud Carter	Independent Director	March 21, 2011
John L. Dixon	Independent Director	March 21, 2011
/s/ E. NELSON MILLS **E. Nelson Mills**	President and Director (Principal Executive Officer)	March 21, 2011
/s/ GEORGE W. SANDS **George W. Sands**	Independent Director	March 21, 2011
Neil H. Strickland	Independent Director	March 21, 2011
/s/ LEO F. WELLS, III **Leo F. Wells, III**	Director	March 21, 2011
/s/ DOUGLAS P. WILLIAMS **Douglas P. Williams**	Executive Vice President, Secretary, Treasurer, and Director (Principal Financial and Accounting Officer)	March 21, 2011

EXHIBIT INDEX
TO
2010 FORM 10-K/A
OF
WELLS REAL ESTATE INVESTMENT TRUST II, INC.

The following documents are filed as exhibits to this report. Exhibits that are not required for this report are omitted.

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to the Registration Statement on Form S-11 (No. 333-107066) filed with the Commission on November 25, 2003)
3.2	Articles of Amendment of Wells Real Estate Investment Trust II, Inc. effective as of October 1, 2008 (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
3.3	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007)
3.4	Amendment No. 1 to Amended and Restated Bylaws (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007)
4.1	Form of Dividend Reinvestment Enrollment Form (incorporated by reference to Appendix A to the Prospectus included in Post-Effective Amendment no. 7 to the Registration Statement on Form S-11 on Form S-3 (No. 333-144414) filed with the Commission on August 27, 2010 (the "DRP Registration Statement")
4.2	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates) (incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Registration Statement on Form S-11 (No. 333-144414) filed with the Commission on September 22, 2008)
4.3	Amended and Restated Dividend Reinvestment Plan (incorporated by reference to Appendix B to the Prospectus included in the DRP Registration Statement)
4.4	Amended and Restated Share Redemption Program (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.1*	Advisory Agreement between the Company and Wells Real Estate Advisory Services II, LLC. dated January 1, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.2*	Advisory Agreement between the Company and Wells Real Estate Advisory Services II, LLC dated August 1, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010)
10.3	Credit Agreement dated as of May 7, 2010 by and among Wells Operating Partnership II, L.P., as borrower, J.P. Morgan Securities Inc. and PNC Capital Markets LLC, as joint lead arrangers and bookrunners, JPMorgan Chase Bank, N.A., as administrative agent and PNC Bank, N.A., as syndication agent and Regions Bank, U.S. Bank N.A., and BMO Capital Markets as documentation agents and the other financial institutions parties thereto (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010)
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
23.1+	Consent of Deloitte & Touche LLP

Exhibit Number	Description
31.1+	Certification of the Chief Executive Officer of the Company, pursuant to Securities Exchange Act Rules 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2+	Certification of the Chief Financial Officer of the Company, pursuant to Securities Exchange Act Rules 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1+	Certification of the Chief Executive Officer and Chief Financial Officer of the Company, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

\+ Filed herewith.

* Represents management contract or compensatory plan or arrangement.



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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Wells Real Estate Investment Trust II, Inc.:

We have audited the accompanying consolidated balance sheets of Wells Real Estate Investment Trust II, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wells Real Estate Investment Trust II, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2009, the Company prospectively changed its method of accounting for business combinations and associated acquisition costs.

/S/ Deloitte & Touche LLP

Atlanta, Georgia
March 11, 2011

WELLS REAL ESTATE INVESTMENT TRUST II, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except for share and per-share amounts)

	December 31, 2010	December 31, 2009
Assets:		
Real estate assets, at cost:		
Land	**$ 571,696**	$ 553,515
Buildings and improvements, less accumulated depreciation of $414,040 and $314,348 as of December 31, 2010 and 2009, respectively	**3,225,708**	2,991,502
Intangible lease assets, less accumulated amortization of $355,823 and $320,733 as of December 31, 2010 and 2009, respectively	**428,140**	500,493
Construction in progress	**4,495**	87,073
Total real estate assets	**4,230,039**	4,132,583
Cash and cash equivalents	**38,882**	102,725
Tenant receivables, net of allowance for doubtful accounts of $3,559 and $4,117 as of December 31, 2010 and 2009, respectively	**108,057**	97,679
Prepaid expenses and other assets	**22,700**	23,468
Deferred financing costs, less accumulated amortization of $3,975 and $4,181 as of December 31, 2010 and 2009, respectively	**9,827**	6,300
Intangible lease origination costs, less accumulated amortization of $219,447 and $184,977 as of December 31, 2010 and 2009, respectively	**269,914**	304,590
Deferred lease costs, less accumulated amortization of $15,734 and $11,072 as of December 31, 2010 and 2009, respectively	**46,266**	42,719
Investments in development authority bonds	**646,000**	664,000
Total assets	**$ 5,371,685**	$5,374,064
Liabilities:		
Lines of credit and notes payable	**$ 886,939**	$ 946,936
Accounts payable, accrued expenses, and accrued capital expenditures	**102,697**	89,312
Due to affiliates	**4,479**	5,996
Distributions payable	**—**	13,096
Deferred income	**26,403**	23,990
Intangible lease liabilities, less accumulated amortization of $62,165 and $48,552 as of December 31, 2010 and 2009, respectively	**87,934**	101,529
Obligations under capital leases	**646,000**	664,000
Total liabilities	**1,754,452**	1,844,859
Commitments and Contingencies (Note 5)	**—**	—
Redeemable Common Stock	**161,189**	805,844
Stockholders' Equity:		
Common stock, $0.01 par value; 900,000,000 shares authorized; 540,906,780 and 499,895,448 shares issued and outstanding as of December 31, 2010 and 2009, respectively	**5,409**	4,999
Additional paid-in capital	**4,835,088**	4,461,980
Cumulative distributions in excess of earnings	**(1,212,472)**	(935,019)
Redeemable common stock	**(161,189)**	(805,844)
Other comprehensive loss	**(11,139)**	(8,029)
Total Wells Real Estate Investment Trust II, Inc. stockholders' equity	**3,455,697**	2,718,087
Nonredeemable noncontrolling interests	**347**	5,274
Total equity	**3,456,044**	2,723,361
Total liabilities, redeemable common stock, and equity	**$ 5,371,685**	$5,374,064

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per-share amounts)

	Years Ended December 31,		
	2010	**2009**	**2008**
Revenues:			
Rental income	**$447,054**	$429,200	$403,907
Tenant reimbursements	**99,653**	103,680	105,200
Hotel income	**19,819**	20,179	22,370
Other property income	**1,441**	14,825	2,032
	567,967	567,884	533,509
Expenses:			
Property operating costs	**169,658**	169,871	164,400
Hotel operating costs	**17,035**	16,403	16,913
Asset and property management fees:			
Related-party	**34,116**	33,410	34,461
Other	**4,147**	4,108	4,079
Depreciation	**102,267**	95,968	78,995
Amortization	**117,569**	120,517	135,326
General and administrative	**23,522**	31,675	23,856
Acquisition fees and expenses	**10,779**	19,183	—
	479,093	491,135	458,030
Real estate operating income	**88,874**	76,749	75,479
Other income (expense):			
Interest expense	**(88,914)**	(89,948)	(78,568)
Interest and other income	**43,089**	40,068	25,394
Gain (loss) on interest rate swaps	**(19,061)**	14,134	(40,788)
Loss on foreign currency exchange contract	**—**	(582)	(7,169)
Gain on early extinguishment of debt	**—**	—	2,971
	(64,886)	(36,328)	(98,160)
Income (loss) before income tax (expense) benefit	**23,988**	40,421	(22,681)
Income tax (expense) benefit	**226**	(265)	(844)
Income (loss) from continuing operations	**24,214**	40,156	(23,525)
Discontinued operations:			
Operating income (loss) from discontinued operations	**(713)**	591	679
Loss on sale of discontinued operations	**(161)**	—	—
Income (loss) from discontinued operations	**(874)**	591	679
Net income (loss)	**23,340**	40,747	(22,846)
Less: Net (income) loss attributable to noncontrolling interests	**(74)**	(153)	168
Net income (loss) attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	**$ 23,266**	$ 40,594	$ (22,678)
Per-share information—basic and diluted:			
Income (loss) from continuing operations	**$ 0.05**	$ 0.09	$ (0.06)
Loss from discontinued operations	**$ (0.01)**	$ 0.00	$ 0.00
Net income (loss) attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	**$ 0.04**	$ 0.09	$ (0.06)
Weighted-average common shares outstanding—basic and diluted	**524,848**	467,922	407,051

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands, except per-share amounts)

	Stockholders' Equity								
	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Other Comprehensive Loss	Total Wells Real Estate Investment Trust II, Inc. Stockholders' Equity	Nonredeemable Noncontrolling Interests	Total Equity
	Shares	Amount							
Balance, December 31, 2007	371,510	$3,715	$3,311,895	$(427,857)	$(596,464)	$ (3,369)	$2,287,920	$3,072	$2,290,992
Issuance of common stock	82,923	829	828,398	—	—	—	829,227	—	829,227
Redemptions of common stock	(12,424)	(124)	(115,720)	—	—	—	(115,844)	—	(115,844)
Increase in redeemable common stock	—	—	—	—	(64,876)	—	(64,876)	—	(64,876)
Contribution to noncontrolling interest partners in consolidated joint venture	—	—	—	—	—	—	—	4,057	4,057
Assumption of noncontrolling interest in consolidated joint venture	—	—	—	—	—	—	—	(800)	(800)
Distributions to common stockholders ($0.60 per share)	—	—	—	(244,216)	—	—	(244,216)	—	(244,216)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(734)	(734)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(71,380)	—	—	—	(71,380)	—	(71,380)
Other offering costs	—	—	(9,927)	—	—	—	(9,927)	—	(9,927)
Components of comprehensive income:									
Net loss attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	—	—	—	(22,678)	—	—	(22,678)	—	(22,678)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	—	(167)	(167)
Foreign currency translation adjustment	—	—	—	—	—	(169)	(169)	—	(169)
Market value adjustment to interest rate swap	—	—	—	—	—	(11,274)	(11,274)	—	(11,274)
Comprehensive income (loss)							(34,121)	(167)	(34,288)
Balance, December 31, 2008	442,009	4,420	3,943,266	(694,751)	(661,340)	(14,812)	2,576,783	5,428	2,582,211
Issuance of common stock	66,642	666	665,753	—	—	—	666,419	—	666,419
Redemptions of common stock	(8,756)	(87)	(82,818)	—	—	—	(82,905)	—	(82,905)
Increase in redeemable common stock	—	—	—	—	(144,504)	—	(144,504)	—	(144,504)
Distributions to common stockholders ($0.60 per share)	—	—	—	(280,862)	—	—	(280,862)	—	(280,862)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(305)	(305)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(55,205)	—	—	—	(55,205)	—	(55,205)
Other offering costs	—	—	(9,016)	—	—	—	(9,016)	—	(9,016)
Components of comprehensive income:									
Net income attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	—	—	—	40,594	—	—	40,594	—	40,594
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	151	151
Foreign currency translation adjustment	—	—	—	—	—	251	251	—	251
Market value adjustment to interest rate swap	—	—	—	—	—	6,532	6,532	—	6,532
Comprehensive income	—	—	—	—	—	—	47,377	151	47,528
Balance, December 31, 2009	499,895	$4,999	$4,461,980	$(935,019)	$(805,844)	$ (8,029)	$2,718,087	$5,274	$2,723,361

WELLS REAL ESTATE INVESTMENT TRUST II, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands, except per-share amounts)

	Stockholders' Equity								
	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Other Comprehensive Loss	Total Wells Real Estate Investment Trust II, Inc. Stockholders' Equity	Nonredeemable Noncontrolling Interests	Total Equity
	Shares	Amount							
Balance, December 31, 2009	499,895	$4,999	$4,461,980	$ (935,019)	$(805,844)	$ (8,029)	$2,718,087	$ 5,274	$2,723,361
Issuance of common stock	49,199	492	487,609	—	—	—	488,101	—	488,101
Redemptions of common stock	(8,187)	(82)	(72,689)	—	—	—	(72,771)	—	(72,771)
Decrease in redeemable common stock	—	—	—	—	644,655	—	644,655	—	644,655
Distributions to common stockholders ($0.57 per share)	—	—	—	(300,719)	—	—	(300,719)	—	(300,719)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(176)	(176)
Acquisition of noncontrolling interest in consolidated joint ventures	—	—	(3,341)	—	—	—	(3,341)	(4,825)	(8,166)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(34,294)	—	—	—	(34,294)	—	(34,294)
Other offering costs	—	—	(4,177)	—	—	—	(4,177)	—	(4,177)
Components of comprehensive income:									
Net income attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc.	—	—	—	23,266	—	—	23,266	—	23,266
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	74	74
Market value adjustment to interest rate swap	—	—	—	—	—	(3,110)	(3,110)	—	(3,110)
Comprehensive income	—	—	—	—	—	—	20,156	74	20,230
Balance, December 31, 2010	540,907	$5,409	$4,835,088	$(1,212,472)	$(161,189)	$(11,139)	$3,455,697	$ 347	$3,456,044

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2010	**2009**	**2008**
Cash Flows from Operating Activities:			
Net income (loss)	**$ 23,340**	$ 40,747	$ (22,846)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Straight-line rental income	**(6,544)**	(10,236)	(15,939)
Depreciation	**102,558**	96,406	79,433
Amortization	**124,360**	130,096	141,630
Loss (gain) on interest rate swaps	**9,485**	(23,011)	38,576
Loss on sale of discontinued operations	**161**	—	—
Remeasurement loss on foreign currency	**686**	37	—
Loss on foreign currency exchange contract	**—**	—	7,169
Noncash interest expense	**18,703**	17,253	14,794
Gain on early extinguishment of debt	**—**	—	(2,971)
Changes in assets and liabilities, net of acquisitions:			
(Increase) decrease in other tenant receivables, net	**(2,895)**	2,900	(1,797)
(Increase) decrease in prepaid expenses and other assets	**(4,219)**	8,639	3,013
Increase (decrease) in accounts payable and accrued expenses	**2,418**	(5,784)	5,611
(Decrease) increase in due to affiliates	**(360)**	(1,482)	(2,411)
Increase (decrease) in deferred income	**2,413**	(7,038)	14,592
Net cash provided by operating activities	**270,106**	248,527	258,854
Cash Flows from Investing Activities:			
Net proceeds from the sale of real estate	**15,219**	—	—
Investment in real estate and earnest money paid	**(318,948)**	(124,149)	(900,269)
Release of escrowed funds	**—**	—	18,848
Acquisition fees paid	**—**	—	(16,784)
Deferred lease costs paid	**(8,979)**	(5,529)	(17,110)
Net cash used in investing activities	**(312,708)**	(129,678)	(915,315)
Cash Flows from Financing Activities:			
Deferred financing costs paid	**(7,338)**	(4,807)	(2,679)
Proceeds from lines of credit and notes payable	**88,000**	357,602	799,649
Repayments of lines of credit and notes payable	**(162,742)**	(693,085)	(489,016)
Distributions paid to noncontrolling interest partners	**(250)**	(231)	(2,024)
Issuance of common stock	**483,559**	657,563	821,609
Redemptions of common stock	**(72,757)**	(82,905)	(115,598)
Distributions paid to stockholders	**(150,246)**	(124,530)	(101,092)
Distributions paid to stockholders and reinvested in shares of our common stock	**(163,569)**	(154,795)	(141,275)
Commissions on stock sales and related dealer-manager fees paid	**(29,801)**	(47,430)	(64,528)
Other offering costs paid	**(5,285)**	(10,127)	(10,113)
Net cash used in financing activities	**(20,429)**	(102,745)	694,933
Net increase in cash and cash equivalents	**(63,031)**	16,104	38,472
Effect of foreign exchange rate on cash and cash equivalents	**(812)**	287	349
Cash and cash equivalents, beginning of period	**102,725**	86,334	47,513
Cash and cash equivalents, end of period	**$ 38,882**	$ 102,725	$ 86,334

See accompanying notes.

1. Organization

Wells Real Estate Investment Trust II, Inc. ("Wells REIT II") is a Maryland corporation that has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes. Wells REIT II engages in the acquisition and ownership of commercial real estate properties, including properties that are under construction, are newly constructed, or have operating histories. Wells REIT II was incorporated on July 3, 2003 and commenced operations on January 22, 2004. Wells REIT II conducts business primarily through Wells Operating Partnership II, L.P. ("Wells OP II"), a Delaware limited partnership. Wells REIT II is the sole general partner of Wells OP II and possesses full legal control and authority over the operations of Wells OP II. Wells REIT II owns more than 99.9% of the equity interests in Wells OP II. Wells Capital, Inc. ("Wells Capital"), an affiliate of Wells Real Estate Advisory Services II, LLC ("WREAS II"), the external advisor to Wells REIT II, is the sole limited partner of Wells OP II. Wells OP II acquires, develops, owns, leases, and operates real properties directly, through wholly owned subsidiaries or through joint ventures. References to Wells REIT II herein shall include Wells REIT II and all subsidiaries of Wells REIT II, including its consolidated joint ventures, Wells OP II, and Wells OP II's direct and indirect subsidiaries. See Note 9 for a discussion of the advisory services provided by WREAS II.

As of December 31, 2010, Wells REIT II owned controlling interests in 70 office properties and one hotel, which include 92 operational buildings. These properties are composed of approximately 22.1 million square feet of commercial space located in 23 states, the District of Columbia, and Moscow, Russia. Of these office properties, 69 are wholly owned and one is owned through a consolidated joint venture. As of December 31, 2010, the office properties were approximately 94.4% leased.

On December 1, 2003, Wells REIT II commenced its initial public offering of up to 785.0 million shares of common stock, of which 185.0 million shares were reserved for issuance through Wells REIT II's dividend reinvestment plan (or, "DRP"), pursuant to a Registration Statement filed on Form S-11 with the SEC (the "Initial Public Offering"). Except for continuing to offer shares for sale through its DRP, Wells REIT II stopped offering shares for sale under the Initial Public Offering on November 26, 2005. Wells REIT II raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares under the Initial Public Offering, including shares sold under the DRP through March 2006. On November 10, 2005, Wells REIT II commenced a follow-on offering of up to 300.6 million shares of common stock, of which 0.6 million shares were reserved for issuance under Wells REIT II's DRP, pursuant to a Registration Statement filed on Form S-11 with the SEC (the "Follow-On Offering"). On April 14, 2006, Wells REIT II amended the aforementioned registration statements to offer in a combined prospectus 300.6 million shares registered under the Follow-On Offering and 174.4 million unsold shares related to the DRP originally registered under the Initial Public Offering. Wells REIT II raised gross offering proceeds of approximately $2.6 billion from the sale of approximately 257.6 million shares under the Follow-On Offering, including shares sold under the DRP, through November 2008. Wells REIT II stopped offering shares for sale under the Follow-On Offering on November 10, 2008.

On November 11, 2008, Wells REIT II commenced a third offering of up to 375.0 million shares of common stock pursuant to a Registration Statement filed on Form S-11 with the SEC (the "Third Offering"). Under the Third Offering registration statement, as amended, Wells REIT II offered up to 300.0 million shares of common stock in a primary offering for $10 per share, with discounts available to certain categories of purchasers, and up to 75.0 million shares pursuant to its DRP at a purchase price equal to the higher of $9.55 per share or 95% of the estimated value of a share of its common stock. Effective June 30, 2010, Wells REIT II ceased offering shares under the Third Offering. On August 27, 2010, the Third Offering was deregistered under the Form S-11 filing and the shares issuable pursuant to the DRP were registered on Form S-3. As of December 31, 2010, Wells REIT II had raised gross offering proceeds of approximately $1.3 billion from the sale of approximately 126.9 million shares under the Third Offering, including shares sold under the DRP.

As of December 31, 2010, Wells REIT II had raised gross offering proceeds from the sale of common stock under its public offerings of approximately $5.8 billion. After deductions from such gross offering proceeds for payments of acquisition fees of approximately $115.5 million; selling commissions and dealer-manager fees of approximately $517.2 million; other organization and offering expenses of approximately $76.2 million; and common stock redemptions of approximately $407.1 million under the share redemption program (see Note 6), Wells REIT II had received aggregate net offering proceeds of approximately $4.7 billion. Substantially all of Wells REIT II's net offering proceeds have been invested in real properties and related assets.

Wells REIT II's stock is not listed on a public securities exchange. However, Wells REIT II's charter requires that in the event Wells REIT II's stock is not listed on a national securities exchange by October 2015, Wells REIT II must either seek stockholder approval to extend or amend this listing deadline or seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. If Wells REIT II seeks stockholder approval to extend or amend this listing date and does not obtain it, Wells REIT II will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells REIT II seeks and does not obtain approval to liquidate, Wells REIT II will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of Wells REIT II have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of Wells REIT II, Wells OP II, and any variable interest entity ("VIE") in which Wells REIT II or Wells OP II was deemed the primary beneficiary. With respect to entities that are not VIEs, Wells REIT II's consolidated financial statements shall also include the accounts of any entity in which Wells REIT II, Wells OP II, or its subsidiaries own a controlling financial interest and any limited partnership in which Wells REIT II, Wells OP II, or its subsidiaries own a controlling general partnership interest. In determining whether Wells REIT II or Wells OP II has a controlling interest, the following factors are considered, among other things: the ownership of voting interests, protective rights, and participatory rights of the investors. Wells REIT II owns controlling interests in two real properties through its majority ownership in Nashoba View Ownership, LLC (the "Joint Venture"). Therefore, the accounts of the Joint Venture are included in the accompanying consolidated financial statements.

All intercompany balances and transactions have been eliminated in consolidation.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board clarified previously issued GAAP and issued new requirements related to *Accounting Standards Codification Topic Fair Value Measurements and Disclosures* ("ASC 820"). The clarification component includes disclosures about inputs and valuation techniques used in determining fair value, and providing fair value measurement information for each class of assets and liabilities. The new requirements relate to disclosures of transfers between the levels in the fair value hierarchy, as well as the individual components in the rollforward of the lowest level (Level 3) in the fair value hierarchy. This change in GAAP was effective for Wells REIT II beginning January 1, 2010, except for the provision concerning the rollforward of activity of the Level 3 fair value measurement, which will become effective for Wells REIT II on January 1, 2011. The adoption of ASC 820 has not had, and is not expected to have, a material impact on Wells REIT II's consolidated financial statements or disclosures.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition or construction, and any tenant improvements or major improvements and betterments that extend the useful life of the related asset. All repairs and maintenance are expensed as incurred. Additionally, Wells REIT II capitalizes interest while the development of a real estate asset is in progress. Interest of approximately $0.5 million and $3.0 million was capitalized during the years ended December 31, 2010 and 2009, respectively. Effective January 1, 2009, as required under GAAP, Wells REIT II began to expense costs incurred in connection with real estate acquisitions, including acquisition fees payable to our advisor, as incurred. Prior to this date, acquisition fees were capitalized to prepaid expenses and other assets as incurred and allocated to properties upon using investor proceeds to fund acquisitions or to repay debt used to finance property acquisitions.

Wells REIT II is required to make subjective assessments as to the useful lives of our depreciable assets. Wells REIT II considers the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. Wells REIT II's real estate assets are depreciated or amortized using the straight-line method. The estimated useful lives of our assets by class are as follows:

Building	40 years
Building improvements	5-25 years
Site improvements	15 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Evaluating the Recoverability of Real Estate Assets

Wells REIT II continually monitors events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which Wells REIT II has an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, Wells REIT II assesses the recoverability of these assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying values, Wells REIT II adjusts the carrying value of the real estate assets and related intangible assets to the estimated fair values, pursuant to the property, plant, and equipment accounting standard for the impairment or disposal of long-lived assets, and recognizes an impairment loss. Estimated fair values are determined based on the following information, dependent upon availability: (i) recently quoted market price(s) for the subject property, or highly comparable properties, under sufficiently active and normal market conditions, or (ii) the present value of future cash flows, including estimated residual value. Wells REIT II has determined that there has been no impairment in the carrying value of real estate assets and related intangible assets held by Wells REIT II to date.

Projections of expected future operating cash flows require that management estimates future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property's fair value and could result in the misstatement of the carrying value of Wells REIT II's real estate assets and related intangible assets and net income (loss).

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, Wells REIT II allocates the purchase price of properties to tangible assets, consisting of land, building, site improvements and identified intangible assets and liabilities, including the value of in-place leases, based in each case on Wells REIT II's estimate of their fair values in accordance with ASC 820 (see *Fair Value Measurements* section below for additional details).

The fair values of the tangible assets of an acquired property (which includes land, building and site improvements) are determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, building and site improvements based on management's determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.

Intangible Assets and Liabilities Arising from In-Place Leases where Wells REIT II is the Lessor

As further described below, in-place leases with Wells REIT II as the lessor may have values related to: direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

- Direct costs associated with obtaining a new tenant, including commissions, tenant improvements, and other direct costs, are estimated based on management's consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

- The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs ("Absorption Period Costs") are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

- The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

- The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

As of December 31, 2010 and 2009, Wells REIT II had the following intangible in-place lease assets and liabilities (in thousands):

		Intangible Lease Assets		Intangible	Intangible
		Above-Market In-Place Lease Assets	Absorption Period Costs	Lease Origination Costs	Below-Market In-Place Lease Liabilities
December 31:					
2010	Gross	$139,014	$ 534,277	$ 489,361	$150,099
	Accum	(83,233)	(265,747)	(219,447)	(62,165)
	Net	$ 55,781	$ 268,530	$ 269,914	$ 87,934
2009	Gross	$153,189	$ 557,365	$ 489,567	$150,081
	Accum	(80,157)	(235,802)	(184,977)	(48,552)
	Net	$ 73,032	$ 321,563	$ 304,590	$101,529

During the years ended December 31, 2010, 2009, and 2008, Wells REIT II recognized the following amortization of intangible lease assets and liabilities (in thousands):

	Intangible Lease Assets		Intangible	Intangible
	Above-Market In-Place Lease Assets	Absorption Period Costs	Lease Origination Costs	Below-Market In-Place Lease Liabilities
For the year ended December 31:				
2010	$17,810	$61,743	$51,241	$14,472
2009	$17,912	$64,108	$51,266	$14,570
2008	$19,692	$67,535	$50,210	$14,004

The net intangible assets and liabilities as of December 31, 2010 will be amortized as follows (in thousands):

	Intangible Lease Assets		Intangible	Intangible
	Above-Market In-Place Lease Assets	Absorption Period Costs	Lease Origination Costs	Below-Market In-Place Lease Liabilities
For the year ending December 31:				
2011	$16,506	$ 55,789	$ 48,904	$14,144
2012	9,625	43,678	41,286	13,585
2013	7,706	38,047	38,261	13,281
2014	6,616	32,743	35,145	12,696
2015	5,939	29,520	31,790	11,240
Thereafter	9,388	68,753	74,528	22,988
	$55,780	$268,530	$269,914	$87,934
Weighted-Average Amortization Period	4 years	6 years	6 years	7 years

Evaluating the Recoverability of Intangible Assets and Liabilities

The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired and Wells REIT II is required to write-off the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including but not limited to lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In situations where the discounted cash flows of the modified in-place lease stream are less than the discounted cash flows of the original in-place lease stream, Wells REIT II reduces the carrying value of the intangible lease assets to reflect the modified lease terms and recognizes an impairment loss. For in-place lease extensions that are executed more than one year prior to the original in-place lease expiration date, the useful life of the in-place lease will be extended over the new lease term with the exception of those in-place lease components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.

Intangible Assets and Liabilities Arising from In-Place Ground Leases where Wells REIT II is the Lessee

In-place ground leases with Wells REIT II as the lessee may have value associated with effective contractual rental rates that are above or below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease, and (ii) management's estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market in-place lease values are recorded as intangible lease liabilities or assets and amortized as an adjustment to property operating cost over the remaining term of the respective leases. Wells REIT II had a gross below-market lease asset of approximately $110.7 million as of December 31, 2010 and 2009, respectively, and accumulated amortization of $(6.9) million and $(4.8) million as of December 31, 2010 and 2009, respectively. Thus, Wells REIT II had a net below-market lease asset of approximately $103.8 million and $105.9 million as of December 31, 2010 and 2009, respectively. Amortization of this asset was approximately $2.1 million for the years ended December 31, 2010, 2009, and 2008.

As of December 31, 2010, the net below-market lease asset will be amortized as follows (in thousands):

For the year ending December 31:	
2011	$ 2,069
2012	2,069
2013	2,069
2014	2,069
2015	2,069
Thereafter	93,484
	$103,829
Weighted-Average Remaining Amortization Period	51 years

Cash and Cash Equivalents

Wells REIT II considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value, and include investments in money market accounts and commercial paper as of December 31, 2010 and 2009.

Tenant Receivables, net

Tenant receivables are comprised of rental and reimbursement billings due from tenants and the cumulative amount of future adjustments necessary to present rental income on a straight-line basis. Tenant receivables are recorded at the original amount earned, less an allowance for any doubtful accounts, which approximates fair value. Management assesses the realizability of tenant receivables on an ongoing basis and provides for allowances as such balances, or portions thereof, become uncollectible. Wells REIT II adjusted the allowance for doubtful accounts by recording a provision for doubtful accounts, net of recoveries, in general and administrative expenses of approximately $0.6 million and $3.6 million for the years ended December 31, 2010 and 2009, respectively.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are primarily comprised of earnest money and deposits paid in connection with future acquisitions and borrowings, escrow accounts held by lenders to pay future real estate taxes, insurance and tenant improvements, notes receivable, nontenant receivables, prepaid taxes, insurance and operating costs, hotel inventory, and deferred tax assets. Prepaid expenses and other assets will be expensed as incurred or reclassified to other asset accounts upon being put into service in future periods.

Deferred Financing Costs

Deferred financing costs are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized over the term of the related financing arrangements. Wells REIT II recognized amortization of deferred financing costs for the years ended December 31, 2010, 2009, and 2008 of approximately $4.1 million, $3.9 million, and $1.8 million, respectively, which is included in interest expense in the accompanying consolidated statements of operations.

Deferred Lease Costs

Deferred lease costs include (i) costs incurred to procure leases, which are capitalized and recognized as amortization expense on a straight-line basis over the terms of the lease, and (ii) common area maintenance costs that are recoverable from tenants under the terms of the existing leases; such costs are capitalized and recognized as operating expenses over the shorter of the lease term or the recovery period provided for in the lease. Wells REIT II recognized amortization of deferred lease costs of approximately $4.7 million, $5.0 million, and $3.1 million for the years ended December 31, 2010, 2009, and 2008, respectively, the majority of which is recorded as amortization. Upon receiving notification of a tenant's intention to terminate a lease, unamortized deferred lease costs are amortized over the shortened lease period.

Investments in Development Authority Bonds and Obligations Under Capital Leases

In connection with the acquisition of certain real estate assets, Wells REIT II has assumed investments in development authority bonds and corresponding obligations under capital leases of land or buildings. The county development authority issued bonds to developers to finance the initial development of these projects, a portion of which was then leased back to the developer under a capital lease. This structure enabled the developer to receive property tax abatements over the concurrent terms of the development authority bonds and capital leases. The remaining property tax abatement benefits transferred to Wells REIT II upon assumption of the bonds and corresponding capital leases at acquisition. The development authority bonds and the obligations under the capital leases are both recorded at their net present values, which we believe approximates fair value. The related amounts of interest income and expense are recognized as earned in equal amounts and, accordingly, do not impact net income (loss). In connection with the September 2010 sale of New Manchester One, the related development and authority bond and capital lease obligation, both equal to $18.0 million, were transferred to the buyer. See Note 11, *Discontinued Operations*, for additional details.

Lines of Credit and Notes Payable

Certain mortgage notes included in lines of credit and notes payable in the accompanying consolidated balance sheets were assumed upon the acquisition of real properties. When debt is assumed, Wells REIT II adjusts the loan to fair value with a corresponding adjustment to building. The fair value adjustment is amortized to interest expense over the term of the loan using the effective interest method.

Noncontrolling Interests

Noncontrolling interests represent the equity interests of consolidated subsidiaries that are not owned by Wells REIT II. Noncontrolling interests are adjusted for contributions, distributions, and earnings attributable to the noncontrolling interest holders of the consolidated joint ventures. Pursuant to the terms of the consolidated joint venture agreements, all earnings and distributions are allocated to joint venturers in accordance with the terms of the respective joint venture agreements. Earnings allocated to such noncontrolling interest holder are recorded as net (income) loss attributable to noncontrolling interests in the accompanying consolidated statements of operations.

Noncontrolling interests in consolidated subsidiaries in which the minority partner does not have the right to put the minority interest to Wells REIT II for redemption are presented separately in the consolidated statements of equity as nonredeemable noncontrolling interests. Wells REIT II purchased the nonredeemable noncontrolling interest in the joint ventures that own the Three Glenlake Building for $5.6 million and the Highland Landmark III Building for $2.6 million, in August 2010 and December 2010, respectively. The purchase price represents the original cost attributable to this nonredeemable noncontrolling interest in each joint venture at acquisition.

Under certain circumstances, Wells Capital may require Wells REIT II to redeem its interest in Wells OP II's partnership units. As such, Wells Capital's noncontrolling interest in Wells OP II is included in accounts payable, accrued expenses, and accrued capital expenditures in the consolidated balance sheets ($0.1 million as of both December 31, 2010 and December 31, 2009), and its allocation of Wells OP II's earnings (loss) is included in general and administrative expenses in the consolidated statements of operations.

Redeemable Common Stock

Under Wells REIT II's share redemption program ("SRP"), the decision to honor redemptions, subject to certain plan requirements and limitations, falls outside the control of Wells REIT II. As a result, Wells REIT II records redeemable common stock in the temporary equity section of its consolidated balance sheet. Effective September 10, 2010, Wells REIT II amended the SRP to, among other things, increase the number of shares that may be redeemed under the plan. Total redemptions (including those tendered within two years of a stockholder's death) are limited to the extent that they would cause both (i) the aggregate amount paid for all redemptions during the then-current calendar year to exceed 100% of the net proceeds of the DRP during such calendar year, and (ii) the total number of shares redeemed during the then-current calendar year to exceed 5% of the weighted-average number of shares outstanding in the prior calendar year. Thus, as of December 31, 2010, Wells REIT II measured redeemable common stock at the greater of (i) and (ii), or 5% of the weighted-average number of shares outstanding in 2009 (467,922,000) multiplied by the maximum price at which shares could be redeemed within two years of a stockholder's death during the year ended December 31, 2010 ($10.00), less the amount incurred to redeem shares during the year ended December 31, 2010.

As of December 31, 2009, the SRP, as then amended, required Wells REIT II to honor all redemption requests made within two years following the death of a stockholder and required Wells REIT II to honor certain other redemption requests up to the amount of proceeds raised in the current calendar year. Further, at that time, Wells REIT II had an insurance-backed source of funding for the redemption of shares under the SRP in the event that an unusually large number of redemption requests were sought due to the death of its investors. As a result, as of December 31, 2009, Wells REIT II measured redeemable common stock as the sum of (i) the present value of the future estimated deductible amounts under the insurance agreement, and (ii) the amount of net proceeds raised from the sale of shares under the DRP in the current calendar year, less the amount previously incurred to redeem shares in the current calendar year.

Upon being tendered for redemption by the holder, Wells REIT II reclassifies redeemable common shares from temporary equity to a liability at settlement value. As of December 31, 2010, we accrued $0.01 million for redemptions. There were no shares tendered and not yet redeemed as of December 31, 2010 and 2009.

Preferred Stock

Wells REIT II is authorized to issue up to 100.0 million shares of one or more classes or series of preferred stock with a par value of $0.01 per share. Wells REIT II's board of directors may determine the relative rights, preferences, and privileges of each class or series of preferred stock issued, which may be more beneficial than the rights, preferences, and privileges attributable to Wells REIT II's common stock. To date, Wells REIT II has not issued any shares of preferred stock.

Common Stock

The par value of Wells REIT II's issued and outstanding shares of common stock is classified as common stock, with the remainder allocated to additional paid-in capital.

Distributions

In order to maintain its status as a REIT, Wells REIT II is required by the Internal Revenue Code of 1986, as amended (the "Code"), to make distributions to stockholders each taxable year equal to at least 90% of its REIT taxable income, computed without regard to the dividends-paid deduction and by excluding net capital gains attributable to stockholders ("REIT taxable income"). Distributions to the stockholders are determined by the board of directors of Wells REIT II and are dependent upon a number of factors relating to Wells REIT II, including funds available for payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain Wells REIT II's status as a REIT under the Code.

Interest Rate Swap Agreements

Wells REIT II enters into interest rate swap contracts to mitigate its interest rate risk on the related financial instruments. Wells REIT II does not enter into derivative or interest rate transactions for speculative purposes; however, certain of its derivatives may not qualify for hedge accounting treatment. Wells REIT II records the fair value of its interest rate swaps either as prepaid expenses and other assets or as accounts payable, accrued expenses, and accrued capital expenditures. Changes in the fair value of the effective portion of interest rate swaps that are designated as hedges are recorded as other comprehensive income (loss), while changes in the fair value of the ineffective portion of a hedge, if any, is recognized currently in earnings. Changes in the fair value of interest rate swaps that do not qualify for hedge accounting treatment are recorded as gain (loss) on interest rate swaps. Amounts received or paid under interest rate swap agreements are recorded as interest expense for contracts that qualify for hedge accounting treatment and as gain (loss) on interest rate swaps for contracts that do not qualify for hedge accounting treatment.

The following table provides further information relating to Wells REIT II's interest rate swaps as of December 31, 2010 and 2009 (in thousands):

Instrument Type	**Balance Sheet Classification**	**Fair Value at December 31, 2010**	**Fair Value at December 31, 2009**
Derivatives designated as hedging instruments:			
Interest rate contracts	Accounts payable	**$(11,222)**	$ (8,112)
Derivatives not designated as hedging instruments:			
Interest rate contracts	Accounts payable	**$(37,208)**	$(27,723)

The following table presents detail of the components of Wells REIT II's gain (loss) on interest rate swaps that qualify for cash flow hedge accounting treatment for the years ended December 31, 2010 and 2009. There were no amounts reclassified from other comprehensive income to the income statement and no ineffective portion for the periods presented.

	Amount of Gain or (Loss) Recognized in Other Comprehensive Income (in thousands)	
	2010	**2009**
Market value adjustment to interest rate swap	**$(3,110)**	$6,532

The following table presents detail of the components of Wells REIT II's gain (loss) on interest rate swaps that do not qualify for cash flow hedge accounting treatment for the years ended December 31, 2010 and 2009 (in thousands):

Location of Gain or (Loss) Recognized in the Consolidated Statements of Operations	For the Years Ended December 31,	
	2010	**2009**
(Loss) gain on interest rate swaps	**$(19,061)**	$14,134

For additional information about interest rate swap contracts that Wells REIT II has outstanding, see Fair Value Measurements on page F-19 and F-20.

Foreign Currency Exchange Contract

On October 2, 2007, Wells REIT II entered into a foreign currency exchange contract to hedge its exposure to fluctuations in the U.S. dollar to Russian rouble exchange rate in connection with a Russian rouble denominated contract to purchase Dvintsev Business Center—Tower B upon completion of construction. The foreign currency exchange contract was indexed against a requirement to purchase 802.4 million Russian roubles at a fixed price of $0.04 per Russian rouble. As of December 31, 2008, Wells REIT II estimated the fair value of this contract equal to a liability of approximately $7.6 million, which is included in accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheets. This contract was settled on April 1, 2009, for a payment of approximately $8.2 million to the counterparty.

Financial Instruments

As of December 31, 2010 and 2009, the estimated fair value of Wells REIT II's lines of credit and notes payable was approximately $912.3 million and $907.7 million, respectively. Wells REIT II estimated the fair values of its line of credit by obtaining estimates for similar facilities from multiple market participants as of the respective reporting dates. The fair values of all other debt instruments were estimated based on discounted cash flow analyses using the current incremental borrowing rates for similar types of borrowing arrangements as of the respective reporting dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

Revenue Recognition

All leases on real estate assets held by Wells REIT II are classified as operating leases, and the related base rental income is generally recognized on a straight-line basis over the terms of the respective leases. Tenant reimbursements are recognized as revenue in the period that the related operating cost is incurred and are billed to tenants pursuant to the terms of the underlying leases. Rental income and tenant reimbursements collected in advance are recorded as deferred income in the accompanying consolidated balance sheets. Lease termination fees are recorded as other property income and recognized once the tenant has lost the right to lease the space and Wells REIT II has satisfied all obligations under the related lease or lease termination agreement.

In conjunction with certain acquisitions, Wells REIT II has entered into master lease agreements with various sellers, whereby the sellers are obligated to pay rent pertaining to certain nonrevenue-producing spaces either at the time of, or subsequent to, the property acquisition. These master leases were established at the time of acquisition to mitigate the potential negative effects of lost rental revenues and expense reimbursement income. Wells REIT II records payments received under master lease agreements as a reduction of the basis of the underlying property rather than rental income. There were no proceeds received from master leases for the years ended December 31, 2010, 2009, or 2008.

Wells REIT II owns a full-service hotel. Revenues derived from the operations of the hotel include, but are not limited to, revenues from rental of rooms, food and beverage sales, telephone usage, and other service revenues. Revenue is recognized when rooms are occupied, when services have been performed, and when products are delivered.

Earnings Per Share

Basic earnings (loss) per share is calculated as net income (loss) attributable to the common stockholders of Wells REIT II divided by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share equals basic earnings (loss) per share, adjusted to reflect the dilution that would occur if all outstanding securities convertible into common shares or contracts to issue common shares were converted/ exercised and the related proceeds were used to repurchase common shares. As the exercise price of Wells REIT II's director stock options exceeds the current offering price of Wells REIT II's common stock, the impact of assuming that the outstanding director stock options have been exercised is anti-dilutive. Therefore, basic earnings (loss) per share equals diluted earnings (loss) per share for each of the periods presented.

Income Taxes

Wells REIT II has elected to be taxed as a REIT under the Code and has operated as such beginning with its taxable year ended December 31, 2003. To qualify as a REIT, Wells REIT II must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income, as defined by the Code, to its stockholders. As a REIT, Wells REIT II generally is not subject to income tax on income it distributes to stockholders. Wells REIT II is subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in the accompanying consolidated financial statements.

Wells TRS II, LLC ("Wells TRS") is a wholly owned subsidiary of Wells REIT II and is organized as a Delaware limited liability company and operates, among other things, a full-service hotel. Wells REIT II has elected to treat Wells TRS as a taxable REIT subsidiary. Wells REIT II may perform certain additional, noncustomary services for tenants of its buildings through Wells TRS; however, any earnings related to such services are subject to federal and state income taxes. In addition, for Wells REIT II to continue to qualify as a REIT, Wells REIT II must limit its investments in taxable REIT subsidiaries to 25% of the value of the total assets of Wells REIT II. Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse. Wells REIT II records interest and penalties related to uncertain tax positions as general and administrative expense in the accompanying consolidated statements of operations.

Foreign Currency Translation

Effective July 1, 2009, and commensurate with our first full quarter of ownership of the Dvintsev property, Wells REIT II's Russian subsidiary changed its functional currency from the Russian rouble to the U.S. dollar and, accordingly, began to maintain its books and records in U.S. dollars instead of in Russian roubles. Gains or losses may result from remeasuring cash or debt denominated in currencies other than our functional currency, and from transactions executed in currencies other than our functional currency due to a difference in the exchange rate in place when the transaction is initiated and the exchange rate in place when the transaction is settled. Such remeasurement gains or losses are included in general and administrative expenses in the accompanying consolidated statements of operations.

Prior to July 1, 2009, Wells REIT II's Russian subsidiary used the Russian rouble as its functional currency and, accordingly, maintained its books and records in Russian roubles. During this period, Wells REIT II's Russian subsidiary translated its assets and liabilities into U.S. dollars at the exchange rate in place as of the balance sheet date, and translated its revenues and expenses into U.S. dollars at the average exchange rate for the periods presented. Net exchange gains or losses resulting from the translation of these financial statements from Russian roubles to U.S. dollars were recorded in other comprehensive loss in the accompanying consolidated statements of equity through June 30, 2009.

Fair Value Measurements

Wells REIT II estimates the fair value of its assets and liabilities (where currently required under GAAP) consistent with the provisions of the accounting standard for fair value measurements and disclosures, which became effective for financial assets and liabilities on January 1, 2008. Under this standard, fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. While various techniques and assumptions can be used to estimate fair value depending on the nature of the asset or liability, the accounting standard for fair value measurements and disclosures provides the following fair value technique parameters and hierarchy, depending upon availability:

Level 1—Assets or liabilities for which the identical term is traded on an active exchange, such as publicly traded instruments or futures contracts.

Level 2—Assets and liabilities valued based on observable market data for similar instruments.

Level 3—Assets or liabilities for which significant valuation assumptions are not readily observable in the market. Such assets or liabilities are valued based on the best available data, some of which may be internally developed. Significant assumptions may include risk premiums that a market participant would consider.

Wells REIT II records its interest rate swaps at fair value estimated using Level 2 techniques and assumptions, as defined above. The fair value of Wells REIT II's interest rate swaps were $(48.4) million and $(35.8) million at December 31, 2010 and 2009, respectively. Please refer to the *Interest Rate Swap Agreements* disclosure above for additional details. Wells REIT II also applies the provisions of ASC 820 to the allocation of purchase price of acquired properties to assets and liabilities based on Level 3 assumptions. Refer to Note 3, *Real Estate Acquisitions*, for additional details.

Operating Segments

Wells REIT II operates in a single reporting segment, and the presentation of Wells REIT II's financial condition and performance is consistent with the way in which Wells REIT II's operations are managed.

Reclassification

Certain prior period amounts have been reclassified to conform with the current-period financial statement presentation. Pursuant to the accounting standard for consolidations, effective January 1, 2009, Wells REIT II reclassified its minority interest balances, a component of mezzanine equity to noncontrolling interests, a component of permanent equity, for all periods presented. Therefore, for all periods presented, net income (loss) includes income attributable to the noncontrolling interests; whereas, net income (loss) attributable to the common stockholders of Wells Real Estate Investment Trust II, Inc. does not.

3. Real Estate Acquisitions

During the years ended December 31, 2010 and 2009, Wells REIT II acquired or placed into service the following properties (in thousands):

Property Name	City	State	Acquisition Date	Land	Buildings and Improvements	Deferred Lease Costs	Intangibles: Intangible Lease Assets	Intangibles: Intangible Lease Origination	Intangibles: Below-Market Lease Liability	Total Purchase Price	Lease Details
2010											
Sterling Commerce Center	Columbus	OH	3/8/2010	$ 1,793	$ 32,459	$ —	$ 680	$ 2,515	$ (877)	$ 36,570	(1)
550 King Street Buildings	Boston	MA	4/1/2010	8,632	77,897	—	2,074	5,346	—	93,949	(2)
Cranberry Woods Drive-Phase II	Cranberry	PA	6/1/2010	8,303	83,871	4,765	—	—	—	96,939	(3)
Houston Energy Center I	Houston	TX	6/28/2010	4,734	81,309	—	2,996	4,961	—	94,000	(4)
SunTrust Building	Orlando	FL	8/25/2010	1,222	19,706	—	1,634	938	—	23,500	(5)
Chase Center Building	Columbus	OH	10/21/2010	5,148	25,657	—	—	2,804	1,891	35,500	(6)
2009											
Cranberry Woods Drive—Phase I	Cranberry	PA	5/29/2009	7,209	84,180	5,011	—	—	—	96,400	(3)
Dvintsev Business Center—Tower B	Moscow	Russia	5/29/2009	—	63,638	343	3,119	—	—	67,100	(7)
				$37,041	$468,717	$10,119	$10,503	$16,564	$1,014	$543,958	

(1) 100% leased to AT&T with a lease expiration in 2020.

(2) 100% leased to International Business Machines (IBM) with a lease expiration in 2020.

(3) 100% leased to Westinghouse Electric Company with a lease expiration in 2025, with options to extend for three successive periods up to five years for each at then-prevailing market rental rates.

(4) 100% leased to Foster Wheeler USA Corp with a lease expiration in 2018.

(5) 100% leased to SunTrust Bank with a lease expiration in 2019.

(6) 100% leased to JP Morgan Chase with a lease expiration in 2025 and an early termination option for 42% of the space without penalty in 2022.

(7) 34% leased at December 31, 2010 with multiple tenants and weighted-average lease expirations in 2018.

4. Lines of Credit and Notes Payable

The following table summarizes the terms of Wells REIT II's indebtedness outstanding as of December 31, 2010 and 2009 (in thousands):

Facility	Rate as of December 31, 2010	Term Debt or Interest Only	Maturity	Outstanding Balance as of December 31, 2010	Outstanding Balance as of December 31, 2009
222 E. 41st Street Building mortgage note	LIBOR + 120bp[1]	Interest Only[2]	8/16/2017	**$164,151**	$153,130
100 East Pratt Street Building mortgage note	5.08%	Interest Only	6/11/2017	**105,000**	105,000
Wildwood Buildings mortgage note	5.00%	Interest Only	12/1/2014	**90,000**	90,000
Manhattan Towers Building mortgage note	5.65%	Interest Only	1/6/2017	**75,000**	75,000
JP Morgan Chase Bank unsecured revolving debt	3.26%[3]	Interest Only	5/7/2013	**72,000**	—
Cranberry Woods Drive mortgage note	LIBOR + 300bp[4]	Interest Only[4]	12/22/2012	**63,396**	63,396
80 Park Plaza Building mortgage note	LIBOR + 130bp[5]	Interest Only[2]	9/21/2016	**60,894**	56,978
263 Shuman Boulevard Building mortgage note	5.55%	Interest Only	7/1/2017	**49,000**	49,000
800 North Frederick Building mortgage note	4.62%	Interest Only	11/11/2011	**46,400**	46,400
One West Fourth Street Building mortgage note	5.80%	Term Debt	12/10/2018	**41,537**	43,408
SanTan Corporate Center mortgage notes	5.83%	Interest Only	10/11/2016	**39,000**	39,000
Highland Landmark Building mortgage note	4.81%	Interest Only	1/10/2012	**33,840**	33,840
Three Glenlake Building mortgage note	LIBOR + 90bp[6]	Interest Only[7]	7/31/2013	**25,721**	25,414
215 Diehl Road Building mortgage note	5.55%	Interest Only	7/1/2017	**21,000**	21,000
5 Houston Center Building mortgage note	5.42%	Interest Only	10/1/2010	—	90,000
One and Four Robbins Road Buildings mortgage note	5.07%	Interest Only	9/5/2010	—	23,000
1580 West Nursery Road Buildings mortgage note	7.67%	Term Debt	9/1/2010	—	19,786
Bank Zenit loan (11.61%)	11.61%	Interest Only	10/2/2014	—	6,633
Bank Zenit loan (14.00%)	14.00%	Interest Only	10/2/2014	—	5,951
Total indebtedness				**$886,939**	$946,936

(1) Wells REIT II is party to an interest rate swap agreement, which effectively fixes its interest rate on the 222 E. 41st Street Building mortgage note at 6.675% per annum and terminates on August 16, 2017. This interest rate swap agreement does not qualify for hedge accounting treatment; therefore, changes in fair value are recorded as gain (loss) on interest rate swaps in the accompanying consolidated statements of operations.

(2) Interest accrues over the term of the note; all principal and interest are payable at maturity. Interest compounds monthly.

(3) The JP Morgan Chase Bank, N.A. unsecured revolving debt bears interest at a rate based on, at the option of Wells REIT II, the London Interbank Offered Rate ("LIBOR") for one-, two-, three-, or six-month periods, plus an applicable margin ranging from 2.60% to 3.40%, or the floating base rate plus an applicable margin ranging from 1.60% to 2.40%.

(4) Interest only during the first 24 months. Principal and interest are due monthly in 2012. LIBOR floor is 2.00%.

(5) Wells REIT II is party to an interest rate swap agreement, which effectively fixes its interest rate on the 80 Park Plaza Building mortgage note at 6.575% per annum and terminates on September 21, 2016. This interest rate swap agreement qualifies for hedge accounting treatment; therefore, changes in fair value are recorded as other comprehensive income (loss) in the accompanying consolidated statements of equity.

(6) Wells REIT II is party to an interest rate swap agreement, which effectively fixes its interest rate on the Three Glenlake Building mortgage note at 5.95% per annum and terminates on July 31, 2013. This interest rate swap agreement does not qualify for hedge accounting treatment; therefore, changes in fair value are recorded as gain (loss) on interest rate swaps in the accompanying consolidated statements of operations.

(7) Interest is due monthly; however, under the terms of the loan agreement, a portion of the monthly debt service amount accrues and is added to the outstanding balance of the note over the term.

Unsecured Lines of Credit and Term Loan

On May 7, 2010, Wells REIT II entered into a $500.0 million, three-year, unsecured revolving credit facility with a syndicate of lenders led by JPMorgan Chase Bank, N.A. as administrative agent (the "JPMorgan Chase Credit Facility") to replace the $245.0 million unsecured revolving financing facility with Wachovia Bank, N.A./ Wells Fargo Bank, N.A. At December 31, 2010, Wells OP II had $72.0 million outstanding under the JPMorgan Chase Credit Facility.

The JPMorgan Chase Credit Facility provides for interest to be incurred based on, at the option of Wells REIT II, LIBOR for one-, two-, three-, or six-month periods, plus an applicable margin ranging from 2.60% to 3.40% (the "LIBOR Rate"), or at an alternate base rate, plus an applicable margin ranging from 1.60% to 2.40% (the "Base Rate"). The Base Rate for any day is the greatest of (1) the rate of interest publicly announced by JPMorgan Chase Bank, N.A. as its prime rate in effect in its principal office in New York City for such day; (2) the federal funds rate for such day plus 0.50%; or (3) the one-month LIBOR Rate, for such day plus 1.00%. The margin component of the LIBOR Rate and the Base Rate is determined based on Wells REIT II's corporate credit rating, as long as it has such a rating, or on Wells REIT II's leverage ratio, as defined, if it does not have a corporate credit rating. Additionally, Wells REIT II will incur a facility fee on the aggregate revolving commitment ranging from 0.40% to 0.60% per annum, which is also determined based on Wells REIT II's corporate credit rating, as long as it has such a rating, or on its leverage ratio, if it does not have a corporate credit rating.

Under the JPMorgan Chase Credit Facility, interest on LIBOR Rate loans is payable in arrears on the last day of each interest period; interest on Base Rate loans is payable in arrears, on the first day of each month. Wells REIT II is required to repay all outstanding principal balances and accrued interest by May 7, 2013.

Wells REIT II is subject to a $25.0 million limitation on letters of credit that may be issued under the JPMorgan Chase Credit Facility. In addition, the JPMorgan Chase Credit Facility contains the following restrictive covenants:

- limits the ratio of debt to total asset value, as defined, to 50% or less during the term of the facility;
- limits the ratio of secured debt to total asset value, as defined, to 40% or less during the term of the facility;
- requires the ratio of unencumbered asset value, as defined, to total unsecured debt to be at least 2:1 at all times;
- requires maintenance of certain interest and fixed-charge coverage ratios;
- limits the ratio of secured recourse debt to total asset value, as defined, to 10% or less at all times;
- requires maintenance of certain minimum tangible net worth balances; and
- limits investments that fall outside Wells REIT II's core investments of improved office properties located in the United States.

As of December 31, 2010, Wells REIT II believes it was in compliance with the restrictive covenants on its outstanding debt obligations.

During the year ended December 31, 2010, Wells REIT II repaid five mortgage notes totaling $144.7 million using proceeds from the JPMorgan Chase Credit Facility and the net proceeds from the sale of common stock. During the years ended December 31, 2010 and 2009, Wells REIT II also made interest payments of approximately $40.2 million and $44.7 million, respectively, including amounts capitalized of approximately $0.5 million and $3.0 million, respectively.

The estimated fair value of Wells REIT II's notes payable as of December 31, 2010 and 2009 was approximately $915.9 million and $907.7 million, respectively. Wells REIT II estimated the fair value of its line of credit by obtaining estimates for similar facilities from multiple market participants as of the respective reporting dates.

The fair values of all other debt instruments were estimated based on discounted cash flow analyses using the current incremental borrowing rates for similar types of borrowing arrangements as of the respective reporting dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

On May 7, 2009, Wells REIT II entered into an amended and restated credit agreement with a syndicate of banks led by Wachovia Bank N.A. ("Wachovia"), which amended the terms of its prior credit agreement and provided Wells OP II with a $245.0 million unsecured revolving credit agreement (the "Wachovia Line of Credit"). The Wachovia Line of Credit matured on May 7, 2010, and bore interest at a floating rate based on, at the option of Wells OP II, the LIBOR for 7- or 30-day periods, which was subject to a 2.00% floor, plus an applicable margin ranging from 3.00% to 3.75% or at the floating base rate, plus an applicable margin ranging from 2.00% to 2.75%. At December 31, 2009, Wells OP II had no amounts outstanding under the Wachovia Line of Credit. The interest rate as of December 31, 2009, was 5.25% per annum.

Interest Paid and Extinguishment of Debt

As of December 31, 2010 and 2009, Wells REIT II's weighted-average interest rate on its lines of credit and notes payable was approximately 5.46% and 5.74%, respectively. Wells REIT II made interest payments, including amounts capitalized, of approximately $40.7 million, $44.7 million, and $44.4 million during the years ended December 31, 2010, 2009, and 2008, respectively, of which approximately $0.5 million, $3.0 million, and $1.9 million was capitalized during the years ended December 31, 2010, 2009, and 2008, respectively. On April 28, 2008, Wells REIT II accepted an offer from the lender to prepay the Key Center Complex mortgage notes for approximately $11.5 million. The net book value of the Key Center Complex mortgage notes was approximately $14.5 million, resulting in a gain on early extinguishment of debt of approximately $3.0 million. This gain is reported as a gain on early extinguishment of debt in the accompanying consolidated statements of operations.

Debt Maturities

The following table summarizes the aggregate maturities of Wells REIT II's indebtedness as of December 31, 2010 (in thousands):

2011	$ 48,383
2012	99,586
2013	100,212
2014	92,639
2015	2,796
Thereafter	543,323
Total	$886,939

5. Commitments and Contingencies

Obligations Under Operating Leases

Wells REIT II owns four properties that are subject to ground leases with expiration dates of October 11, 2011; December 31, 2058; February 28, 2062; and July 31, 2099. As of December 31, 2010, the remaining required payments under the terms of these ground leases are as follows (in thousands):

2011	$ 2,450
2012	2,530
2013	2,557
2014	2,557
2015	2,557
Thereafter	213,519
Total	$226,170

Obligations Under Capital Leases

Certain properties are subject to capital leases of land and/or buildings. Each of these obligations requires payments equal to the amounts of principal and interest receivable from related investments in development authority bonds, which mature in 2012, 2013, and 2021. The required payments under the terms of the leases are as follows as of December 31, 2010 (in thousands):

2011	$ 40,029
2012	99,729
2013	499,993
2014	7,200
2015	7,200
Thereafter	163,200
	817,351
Amounts representing interest	(171,351)
Total	$ 646,000

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells REIT II to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant. As of December 31, 2010, no tenants have exercised such options that had not been materially satisfied.

Litigation

From time to time, Wells REIT II is party to legal proceedings, which arise in the ordinary course of its business. Wells REIT II is not currently involved in any legal proceedings for which the outcome is reasonably likely to have a material adverse effect on the results of operations or financial condition of Wells REIT II.

6. Stockholders' Equity

Stock Option Plan

Wells REIT II maintains a stock option plan that provides for grants of "nonqualified" stock options to be made to selected employees of WREAS II, Wells Capital, and Wells Management (the "Stock Option Plan"). A total of 750,000 shares have been authorized and reserved for issuance under the Stock Option Plan. As of December 31, 2010, no stock options have been granted under the plan.

Under the Stock Option Plan, the exercise price per share for the options must be the greater of (1) $11.00 or (2) the fair market value (as defined in the Stock Option Plan) on the date the option is granted. The Conflicts Committee of Wells REIT II's board of directors, upon recommendation and consultation with Wells Capital, may grant options under the plan. The Conflicts Committee has the authority to set the term and vesting period of the stock options as long as no option has a term greater than five years from the date the stock option is granted. In the event of a corporate transaction or other recapitalization event, the Conflicts Committee will adjust the number of shares, class of shares, exercise price, or other terms of the Stock Option Plan to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Stock Option Plan or with respect to any option as necessary. No stock option may be exercised if such exercise would jeopardize Wells REIT II's status as a REIT under the Code, and no stock option may be granted if the grant, when combined with those issuable upon exercise of outstanding options or warrants granted to Wells REIT II's advisor, directors, officers, or any of their affiliates, would exceed 10% of Wells REIT II's outstanding shares. No option may be sold, pledged, assigned, or transferred by an option holder in any manner other than by will or the laws of descent or distribution.

Independent Director Stock Option Plan

Wells REIT II maintains an independent director stock option plan that provides for grants of stock to be made to independent directors of Wells REIT II (the "Director Plan"). On April 24, 2008, the Conflicts Committee of the Board of Directors suspended the Independent Director Stock Option Plan. Wells REIT II does not expect to issue additional options to independent directors until its shares of common stock are listed on a national securities exchange. A total of 100,000 shares have been authorized and reserved for issuance under the Director Plan.

Under the Director Plan, options to purchase 2,500 shares of common stock at $12.00 per share were granted upon initially becoming an independent director of Wells REIT II. Of these options, 20% are exercisable immediately on the date of grant. An additional 20% of these options become exercisable on each anniversary for four years following the date of grant. Additionally, effective on the date of each annual stockholder meeting, beginning in 2004, each independent director was granted options to purchase 1,000 additional shares of common stock at the greater of (1) $12.00 per share or (2) the fair market value (as defined in the Director Plan) on the last business day preceding the date of the annual stockholder meeting. These options are 100% exercisable two years after the date of grant. All options granted under the Director Plan expire no later than the tenth anniversary of the date of grant and may expire sooner if the independent director dies, is disabled, or ceases to serve as a director. In the event of a corporate transaction or other recapitalization event, the Conflicts Committee will adjust the number of shares, class of shares, exercise price, or other terms of the Director Plan to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Director Plan or with respect to any option as necessary. No stock option may be exercised if such exercise would jeopardize Wells REIT II's status as a REIT under the Code, and no stock option may be granted if the grant, when combined with those issuable upon exercise of outstanding options or warrants granted to Wells REIT II's advisor, directors, officers, or any of their affiliates, would exceed 10% of Wells REIT II's outstanding shares. No option may be sold, pledged, assigned, or transferred by an independent director in any manner other than by will or the laws of descent or distribution.

A summary of stock option activity under Wells REIT II's Director Plan during the years ended December 31, 2010, 2009, and 2008, follows:

	Number	Exercise Price	Exercisable
Outstanding as of December 31, 2007	29,500	$12	16,500
Granted	—		
Terminated	—		
Outstanding as of December 31, 2008	29,500	$12	23,000
Granted	—		
Terminated	—		
Outstanding as of December 31, 2009	29,500	$12	28,500
Granted	—		
Terminated	—		
Outstanding as of December 31, 2010	29,500	$12	29,000

Wells REIT II has evaluated the fair values of options granted under the Wells REIT II Director Plan using the Black-Scholes-Merton model and concluded that such values are insignificant as of the end of the period presented. The weighted-average contractual remaining life for options that were exercisable as of December 31, 2010 was approximately five years.

Dividend Reinvestment Plan

Wells REIT II maintains a dividend reinvestment plan that allows common stockholders to elect to reinvest an amount equal to the distributions declared on their common shares in additional shares of Wells REIT II's common stock in lieu of receiving cash distributions. Under the DRP, shares may be purchased by participating stockholders at the higher of $9.55 per share or 95% of the estimated per-share value, as estimated by Wells Capital or another firm chosen by the board of directors for that purpose. Participants in the DRP may purchase fractional shares so that 100% of the distributions will be used to acquire shares of Wells REIT II's stock. The board of directors, by majority vote, may amend or terminate the DRP for any reason, provided that any amendment that adversely affects the rights or obligations of a participant (as determined in the sole discretion of the board of directors) will only take effect upon 10 days' written notice to participants.

Share Redemption Program

Wells REIT II's SRP allows stockholders who have held their shares for more than one year to redeem those shares, subject to certain limitations. Under the SRP all "Ordinary Redemptions" (those that do not occur within two years of death or "qualifying disability," as defined by the SRP) requests are placed in a pool and honored on a pro rata basis. Redemptions sought within two years of the death or "qualifying disability" of a stockholder do not require a one-year holding period, and the redemption price is the amount paid for the shares until the date that we publish an estimate of the value of a share of our common stock, which estimate is not based on the most recent prices paid in a public offering of our common stock (the "Net Asset Value Publication Date"), which must occur within 18 months after the close of our public offering. At that time, the redemption price would be the higher of the amount for which the shares were issued or 100% of the estimated per-share value of Wells REIT II. Wells REIT II will honor all redemption requests that are made within two years following the death of a stockholder.

Effective September 10, 2010, the SRP was amended to, among other things, increase the number and dollar value of shares that may be redeemed under the plan as follows:

- First, we will limit requests for Ordinary Redemptions and those upon the qualifying disability of a stockholder on a pro rata basis so that the aggregate of such redemptions during any calendar year would not exceed 5.0% of the weighted-average number of shares outstanding in the prior calendar year. Requests precluded by this test would not be considered in the test below.

- In addition, if necessary, we will limit all redemption requests, including those sought within two years of a stockholder's death, on a pro rata basis so that the aggregate of such redemptions during any calendar year would not exceed the greater of 100% of the net proceeds from our DRP during the calendar year or 5.0% of the weighted-average number of shares outstanding in the prior calendar year.

Pursuant to our amended SRP, we resumed Ordinary Redemptions in September 2010 at a redemption price equal to 60.0% of the price at which the share was originally issued by us. As amended, this price will automatically adjust for special distributions and to account for certain recapitalizations. Once Wells REIT II publishes a net asset-based estimated per-share value of its common stock, the Ordinary Redemption price will be 95.0% of the estimated per-share value. The amendment also limits participation in the SRP to exclude shares purchased from another stockholder if the purchase occurs after the announcement of the amendment. In other words, if shares are transferred for value by a stockholder after July 27, 2010, the transferee and all subsequent holders of such shares are not eligible to participate in the SRP with respect to such shares. Effective October 23, 2010, the SRP was further amended to provide that if a stockholder (or a stockholder's spouse) is seeking to qualify for federal or state assistance in connection with the payment of the costs of confinement to a long-term care facility, that stockholder may redeem his or her shares on the same special terms that are generally available for redemptions sought within two years of a stockholder's death or qualifying disability.

7. Operating Leases

Wells REIT II's real estate assets are leased to tenants under operating leases for which the terms vary, including certain provisions to extend the lease agreement, options for early terminations subject to specified penalties, and other terms and conditions as negotiated. Wells REIT II retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant; however, such deposits generally are not significant. Therefore, exposure to credit risk exists to the extent that the receivables exceed this amount. Security deposits related to tenant leases are included in accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheets.

Based on 2010 annualized gross base rent, AT&T comprised approximately 10% of Wells REIT II's portfolio as of December 31, 2010. Other than AT&T, Wells REIT II does not have any significant concentrations of credit risk from any particular tenant. Tenants in the communications, legal services, and banking industries each comprise 14%, 13%, and 11%, respectively, of Wells REIT II's 2010 annualized gross base rent. Wells REIT II's properties are located in 23 states, the District of Columbia, and Moscow, Russia. As of December 31, 2010, approximately 16%, 11%, and 7% of Wells REIT II's office properties are located in metropolitan Atlanta, Northern New Jersey, and Cleveland, respectively.

The future minimum rental income from Wells REIT II's investment in real estate assets under noncancelable operating leases, excluding properties under development, as of December 31, 2010, is as follows (in thousands):

2011	$ 424,934
2012	396,131
2013	373,504
2014	349,055
2015	326,526
Thereafter	1,057,997
Total	$2,928,147

8. Supplemental Disclosures of Noncash Activities

Outlined below are significant noncash investing and financing transactions for the years ended December 31, 2010, 2009, and 2008 (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Investment in real estate funded with other assets	$ —	$ 53,663	$ 18,700
Acquisition fees applied to real estate acquired[1]	$ —	$ —	$ 12,989
Assumption of investment in development authority bonds and obligations under capital leases	$ —	$ —	$586,000
Fair market value of notes payable assumed upon acquisition of properties	$ —	$ —	$ 20,842
Other liabilities assumed upon acquisition of properties	$ —	$ —	$ 115
Noncash interest accruing into notes payable	**$ 14,922**	$ 13,928	$ 12,878
Market value adjustment to interest rate swap that qualifies for hedge accounting treatment	**$ 9,485**	$ 6,532	$ (11,274)
Accrued capital expenditures and deferred lease costs	**$ 2,210**	$ 8,226	$ 14,825
Acquisition fees due to affiliate	$ —	$ 195	$ 1,386
Commissions on stock sales and related dealer-manager fees due to affiliate	**$ 4**	$ 53	$ 1,134
Other offering costs due (from) to affiliate	$ —	$ 1,108	$ 2,215
Distributions payable to minority interest partners	$ —	$ 74	$ —
Distributions payable	$ —	$ 13,096	$ 11,559
Contribution from noncontrolling interest partners upon acquisition	$ —	$ —	$ 5,346
Assumption of noncontrolling interest in consolidated joint venture	$ —	$ —	$ 800
Discounts applied to issuance of common stock	**$ 4,542**	$ 8,856	$ 7,618
Accrued redemptions of common stock	**$ 14**	$ —	$ —
Transfer of development authority bond and corresponding capital lease to purchaser of New Manchester One (See Note 11)	**$ 18,000**	$ —	$ —
(Decrease) increase in redeemable common stock	**$(644,655)**	$144,504	$ 64,876

(1) Effective January 1, 2010, all acquisition fees and expenses have been expensed and are included in net cash provided by operating activities.

9. Related-Party Transactions

Advisory Agreement

Wells REIT II is party to an agreement with WREAS II, under which WREAS II is required to perform certain key functions on behalf of Wells REIT II, including, among others, the investment of capital proceeds and management of day-to-day operations (the "Advisory Agreement"). WREAS II has executed master services agreements with Wells Capital and Wells Management whereby WREAS II may retain the use of Wells Capital's and Wells Management's employees as necessary to perform the services required under the Advisory

Agreement, and in return, shall reimburse Wells Capital and Wells Management for the associated personnel costs. Further, under the terms of the Advisory Agreement, WREF guarantees WREAS II's performance of services and any amounts payable to Wells REIT II in connection therewith.

Under the terms of the Advisory Agreement, Wells REIT II incurs fees and reimbursements payable to WREAS II and its affiliates for services as described below:

- Reimbursement of organization and offering costs paid by WREAS II and its affiliates on behalf of Wells REIT II, not to exceed 2.0% of gross offering proceeds.
- Acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations; Wells REIT II also reimburses WREAS II and its affiliates for expenses it pays to third parties in connection with acquisitions or potential acquisitions.
- Monthly asset management fees equal to one-twelfth of 0.625% of the cost of (i) all properties of Wells REIT II (other than those that fail to meet specified occupancy thresholds) and (ii) investments in joint ventures until the monthly payment equals $2,708,333.33 (or $32.5 million annualized). The monthly payment remains capped at that amount until the cost of (i) all properties of Wells REIT II (other than those that fail to meet specified occupancy thresholds) and (ii) investments in joint ventures are at least $6.5 billion, after which the monthly asset management fee will equal one-twelfth of 0.5% of the cost of (i) all properties of Wells REIT II (other than those that fail to meet specified occupancy thresholds) and (ii) investments in joint ventures. However, monthly asset management fees shall be assessed on the Lindbergh Center Buildings and the Energy Center I Building, which were acquired on July 1, 2008 and June 28, 2010, respectively, at one-twelfth of 0.5% immediately. The amount of asset management fees paid in any three-month period is limited to 0.25% of the average of the preceding three months' net asset value calculations less Wells REIT II's outstanding debt.
- Reimbursement for all costs and expenses WREAS II and its affiliates incur in fulfilling its duties as the asset portfolio manager, including (i) wages and salaries (but excluding bonuses) and other employee-related expenses of WREAS II and its affiliates' employees, who perform a full range of real estate services for Wells REIT II, including management, administration, operations, and marketing, and are billed to Wells REIT II based on the amount of time spent on Wells REIT II by such personnel, provided that such expenses are not reimbursed if incurred in connection with services for which WREAS II and its affiliates receive a disposition fee (described below) or an acquisition fee, and (ii) amounts paid for IRA custodial service costs allocated to Wells REIT II accounts. The Advisory Agreement limits the amount of "portfolio general and administrative expenses" and "personnel expenses," as defined in the Advisory Agreement, incurred during the seven months ended July 31, 2011 to the extent they would exceed $11.2 million and $6.4 million, respectively.
- For any property sold by Wells REIT II, other than part of a "bulk sale" of assets, as defined, a disposition fee equal to 1.0% of the sales price, with the limitation that the total real estate commissions (including such disposition fee) for any Wells REIT II property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property.
- Incentive fee of 10% of net sales proceeds remaining after stockholders have received distributions equal to the sum of the stockholders' invested capital plus an 8% return of invested capital, which fee is payable only if the shares of common stock of Wells REIT II are not listed on an exchange.
- Listing fee of 10% of the amount by which the market value of the stock plus distributions paid prior to listing exceeds the sum of 100% of the invested capital plus an 8% return on invested capital, which fee will be reduced by the amount of any incentive fees paid as described in the preceding bullet.

The Advisory Agreement expires on July 31, 2011 and may be terminated, without cause or penalty, by either party upon providing 60 days' prior written notice to the other party.

Dealer-Manager Agreement

With respect to the Third Offering, Wells REIT II was party to a dealer-manager agreement (the "Dealer-Manager Agreement") with Wells Investment Securities, Inc. ("WIS"), whereby WIS, an affiliate of Wells Capital, performs the dealer-manager function for Wells REIT II. For these services, WIS earned a commission of up to 7% of the gross offering proceeds from the sale of the shares of Wells REIT II, of which substantially all is re-allowed to participating broker/dealers. Wells REIT II pays no commissions on shares issued under its DRP.

Additionally, with respect to the Third Offering, Wells REIT II was required to pay WIS a dealer-manager fee of 2.5% of the gross offering proceeds from the sale of Wells REIT II's stock at the time the shares are sold. Under the Dealer-Manager Agreement, up to 1.5% of the gross offering proceeds may be re-allowed by WIS to participating broker/dealers. Wells REIT II pays no dealer-manager fees on shares issued under its DRP.

Property Management, Leasing, and Construction Agreement

Wells REIT II and Wells Management, an affiliate of WREAS II, were party to a master property management, leasing, and construction agreement (the "Management Agreement") during 2008, 2009, and 2010, under which Wells Management received the following fees and reimbursements in consideration for supervising the management, leasing, and construction of certain Wells REIT II properties:

- Property management fees in an amount equal to a percentage negotiated for each property managed by Wells Management of the gross monthly income collected for that property for the preceding month;
- Leasing commissions for new, renewal, or expansion leases entered into with respect to any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the total base rental and operating expenses to be paid to Wells REIT II during the applicable term of the lease, provided, however, that no commission shall be payable as to any portion of such term beyond 10 years;
- Initial lease-up fees for newly constructed properties under the agreement, generally equal to one month's rent;
- Fees equal to a specified percentage of up to 5% of all construction build-out funded by Wells REIT II, given as a leasing concession, and overseen by Wells Management; and
- Other fees as negotiated with the addition of each specific property covered under the agreement.

Assignment of Management Agreement

Effective January 1, 2011, Wells Management assigned all of its rights, title, and interest in the Management Agreement to WREAS II, and Wells REIT II consented to such assignment. As part of this assignment, Wells Management has guaranteed the performance of all of WREAS II's obligations under the Management Agreement.

Related-Party Costs

Pursuant to the terms of the agreements described above, Wells REIT II incurred the following related-party costs for the years ended December 31, 2010, 2009, and 2008 (in thousands):

	Years Ended December 31,		
	2010	**2009**	**2008**
Commissions, net of discounts[1][2]	**$21,909**	$ 34,102	$ 46,501
Asset management fees	**30,552**	29,806	31,039
Acquisition fees[3]	**9,671**	13,154	16,432
Administrative reimbursements, net[4]	**13,099**	12,369	11,081
Dealer-manager fees, net of discounts[1]	**7,843**	12,247	17,261
Other offering costs[1]	**4,177**	9,016	9,927
Property management fees	**3,564**	3,776	3,586
Construction fees	**185**	340	359
Total	**$91,000**	$114,810	$136,186

(1) Commissions, dealer-manager fees, and other offering costs are charged against stockholders' equity as incurred.

(2) Substantially all commissions were re-allowed to participating broker/dealers during 2010, 2009, and 2008.

(3) Effective January 1, 2009, pursuant to the accounting standard for business combinations, Wells REIT II began to expense costs incurred in connection with real estate acquisitions, including acquisition fees payable to our advisor, as incurred. Prior to this date, acquisition fees were capitalized to prepaid expenses and other assets as incurred and allocated to properties upon using investor proceeds to fund acquisitions or to repay debt used to finance property acquisitions. In connection with adopting this accounting standard, Wells REIT II incurred $9.7 million for the year ended December 31, 2010, and wrote off approximately $3.5 million of unapplied acquisition fees related to prior periods and incurred additional acquisition fees of approximately $13.2 million related to current-period activity for the year ended December 31, 2009.

(4) Administrative reimbursements are presented net of reimbursements from tenants of approximately $3.5 million, $2.8 million, and $2.5 million for the years ended December 31, 2010, 2009, and 2008, respectively.

(5) Construction fees are capitalized to real estate assets as incurred.

Wells REIT II incurred no related-party disposition fees, incentive fees, listing fees, or leasing commissions during the years ended December 31, 2010, 2009, and 2008.

Due to Affiliates

The detail of amounts due to WREAS II and its affiliates is provided below as of December 31, 2010 and 2009 (in thousands):

	December 31,	
	2010	**2009**
Asset and property management fees	**$2,924**	$2,751
Administrative reimbursements	**1,551**	1,889
Other offering cost reimbursements	**—**	1,108
Acquisition fees	**—**	195
Commissions and dealer-manager fees	**4**	53
Total	**$4,479**	$5,996

Economic Dependency

Wells REIT II has engaged WREAS II, Wells Management, and WIS to provide certain services that are essential to Wells REIT II, including asset management services, supervision of the property management and leasing of some properties owned by Wells REIT II, asset acquisition and disposition services, the sale of shares of Wells REIT II's common stock, as well as other administrative responsibilities for Wells REIT II, including accounting services, stockholder communications, and investor relations. Further, WREAS II has engaged Wells Capital to retain the use of its employees to carry out certain of the services listed above. As a result of these relationships, Wells REIT II is dependent upon WREAS II, Wells Capital, Wells Management, and WIS.

WREAS II, Wells Capital, Wells Management, and WIS are owned and controlled by WREF. Historically, the operations of WREAS II, Wells Capital, Wells Management, and WIS have represented substantially all of the business of WREF. Accordingly, Wells REIT II focuses on the financial condition of WREF when assessing the financial condition of WREAS II, Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells REIT II might be required to find alternative service providers.

Future net income generated by WREF will be largely dependent upon the amount of fees earned by WREF's subsidiaries based on, among other things, the level of investor proceeds raised and the volume of future acquisitions and dispositions of real estate assets by WREF-sponsored real estate programs, as well as distribution income earned from equity interests in another REIT previously sponsored by Wells Capital. As of December 31, 2010, Wells REIT II has no reason to believe that WREF does not have access to adequate liquidity and capital resources, including cash flow generated from operations, cash on hand, and other investments and borrowing capacity necessary to meet its current and future obligations as they become due.

10. Income Taxes

Wells REIT II's income tax basis net income for the years ended December 31, 2010, 2009, and 2008 (in thousands) follows:

	2010	2009	2008
GAAP basis financial statement net income (loss)	**$ 23,266**	$ 40,594	$ (22,678)
Increase (decrease) in net income (loss) resulting from:			
Depreciation and amortization expense for financial reporting purposes in excess of amounts for income tax purposes	**96,695**	95,471	93,785
Rental income accrued for income tax purposes more (less) than amounts for financial reporting purposes	**(1,739)**	(14,252)	427
Net amortization of above/below-market lease intangibles for financial reporting purposes in excess of amounts for income tax purposes	**3,328**	3,333	2,666
Loss (gain) on interest rate swaps that do not qualify for hedge accounting treatment for financial reporting purposes in excess of amounts for income tax purposes	**9,485**	(22,961)	39,494
Bad debt expense for financial reporting purposes in excess of (less than) amounts for income tax purposes	**2,024**	2,871	(951)
Other expenses for financial reporting purposes in excess of amounts for income tax purposes	**12,722**	30,342	13,138
Income tax basis net income, prior to dividends-paid deduction	**$145,781**	$135,398	$125,881

As of December 31, 2010, the tax basis carrying value of Wells REIT II's total assets was approximately $5.7 billion. For income tax purposes, distributions to common stockholders are characterized as ordinary income, capital gains, or as a return of a stockholder's invested capital. Wells REIT II's distributions per common share are summarized as follows:

	2010	2009	2008
Ordinary income	**45%**	47%	52%
Capital gains	**—**	—	—
Return of capital	**55%**	53%	48%
Total	**100%**	100%	100%

As of December 31, 2010, returns for the calendar years 2005 through 2009 remain subject to examination by U.S. or various state tax jurisdictions.

The income tax (expense) benefit reported in the accompanying consolidated statements of operations relates to the operations of Wells TRS. The portion of income tax (expense) benefit attributable to the operations of Wells TRS consists of the following (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Federal	**$531**	$ 76	$(163)
State	**32**	5	(25)
Other	**—**	—	1
Total	**$563**	$ 81	$(187)

Income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal rate primarily due to the effect of state income taxes (net of federal benefit). A reconciliation of the federal statutory income tax rate to Wells TRS's effective tax rate for the years ended December 31, 2010, 2009, and 2008 is as follows:

	Years Ended December 31,		
	2010	2009	2008
Federal statutory income tax rate	**34.00%**	34.00%	34.00%
State income taxes, net of federal benefit	**1.34%**	1.33%	3.34 %
Other	**0.28%**	—	(0.21)%
Effective tax rate	**35.62%**	35.33%	37.13 %

As of December 31, 2010 and 2009, Wells REIT II had no deferred tax liabilities. As of December 31, 2010 and 2009, respectively, Wells REIT II had a deferred tax asset of $563 and $81 included in prepaid expenses and other assets in the accompanying consolidated balance sheets. The portion of the deferred income tax asset attributable to the operations of Wells TRS consists of the following (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Federal	**$538**	$ 76	$—
State	**21**	—	—
Other	**4**	5	—
Total	**$563**	$ 81	$—

11. Discontinued Operations

In accordance with GAAP, the gains and losses from the disposition of certain real estate assets and the related historical operating results are required to be included in a separate section, discontinued operations, in the consolidated statements of operations for all periods presented. On September 15, 2010, Wells REIT II sold New Manchester One, an industrial property with 593,404 square feet, located in Douglasville, Georgia. Wells REIT II received net proceeds of $15.3 million from the sale of this property. The revenue and expenses of New Manchester One are as follows:

	Years Ended December 31,		
	2010	2009	2008
Revenues:			
Rental income	**$—**	$ 1,589	$ 1,573
Tenant reimbursements	**—**	305	—
Other property income	**—**	—	306
Total revenues	**—**	1,894	1,879
Expenses:			
Property operating costs	**346**	284	236
Asset and property management fees	**—**	172	164
Depreciation	**291**	438	438
Amortization	**—**	349	349
General and administrative	**76**	60	13
Total expenses	**713**	1,303	1,200
Real estate operating income	**(713)**	591	679
Other income (expense):			
Interest expense	**(810)**	(1,080)	(1,080)
Interest and other income	**810**	1,080	1,080
Operating (loss) income from discontinued operations	**(713)**	591	679
Loss on sale of real estate assets	**(161)**	—	—
(Loss) income from discontinued operations	**$(874)**	$ 591	$ 679

12. Quarterly Results (unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2010 and 2009 (in thousands, except per-share data):

	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	**$135,574**	**$140,089**	**$147,120**	**$145,184**
Net income (loss) attributable to common stockholders of Wells Real Estate Investment Trust II, Inc.	**$ 2,509**	**$ (6,887)**	**$ 4,702**	**$ 22,942**
Basic and diluted net income (loss) attributable to common stockholders of Wells Real Estate Investment Trust II, Inc. per share	**$ 0.00**	**$ (0.01)**	**$ 0.01**	**$ 0.04**
Distributions declared per share	**$ 0.15**	**$ 0.15**	**$ 0.15**	**$ 0.12**

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$136,877	$139,187	$137,793	$154,027
Net income (loss) attributable to common stockholders of Wells Real Estate Investment Trust II, Inc.	$ 6,855	$ 16,782	$ (9,650)	$ 26,607
Basic and diluted net income (loss) attributable to common stockholders of Wells Real Estate Investment Trust II, Inc. per share	$ 0.02	$ 0.04	$ (0.02)	$ 0.05
Distributions declared per share	$ 0.15	$ 0.15	$ 0.15	$ 0.15

13. Subsequent Events

Wells REIT II has evaluated subsequent events in conjunction with the preparation of consolidated financial statements and notes thereto included in this report on Form 10-K. In addition to the items disclosed in the preceding footnotes, Wells REIT II had the following subsequent events to report:

Acquisition of the Market Square Buildings

On March 7, 2011, Wells REIT II purchased two, ten-story office buildings containing approximately 679,710 square feet (the "Market Square Buildings") for $615.0 million, net of $6.0 million of adjustments. The acquisition was funded with $12.9 million of cash on hand, $300.0 million drawn on the JPMorgan Chase Credit Facility and $296.1 million drawn on a newly originated $300.0 million senior unsecured bridge facility with JPMorgan Chase Bank, N.A. (the "JPMorgan Chase Bridge Loan"; see below for details). The Market Square Buildings are 96.2% leased to: Fulbright and Jaworski (approximately 18.8%), Shearman and Sterling (approximately 16.6%), Edison Electric Institute (approximately 11.3%), and 38 additional office tenants. With respect to this transaction, while it is impractical for Wells REIT II to provide the fair value-based purchase price allocation details or pro forma financial information at this time, such information will be provided in the Form 10-Q filing for the period ending March 31, 2011.

JPMorgan Chase Bridge Loan

On March 7, 2011, Wells REIT II executed the JPMorgan Chase Bridge Loan to finance a portion of the acquisition cost of the Market Square Buildings. Under the JPMorgan Chase Bridge Loan, interest is incurred based on, at the Wells REIT II's option, LIBOR for one-, two-, or three-month periods, plus an applicable margin of 2.25% (the "Bridge LIBOR Rate"), or at an alternate base rate, plus an applicable margin of 1.25% (the "Bridge Base Rate"). The Bridge Base Rate for any day is the greatest of (1) the rate of interest publicly announced by JPMorgan Chase Bank, N.A. as its prime rate in effect in its principal office in New York City for such day, (2) the federal funds rate for such day plus 0.50%, or (3) the one-month LIBOR Rate for such day plus 1.00%. Under the terms of the JPMorgan Chase Bridge Loan, accrued interest on Bridge Base Rate loans is payable in arrears on the first day of each calendar month. The accrued interest on Bridge LIBOR Rate loans is payable on the last day of each one-, two-, or three-month interest period. Wells REIT II is required to repay outstanding principal and accrued interest six months after the respective funding dates. All such borrowings shall be prepaid with (a) 100% of the net cash proceeds of all asset sales or other dispositions of properties, (b) 100% of the net cash proceeds of issuances, offerings, or placements of debt obligations, and (c) 100% of the net cash proceeds of issuances of equity securities. Wells REIT II also may prepay the JPMorgan Chase Bridge Loan, in whole or in part, at any time without penalty, subject to reimbursement of any breakage costs incurred by lenders in the case of prepayment of LIBOR borrowings.

Stockholder Distribution Declaration

On March 1, 2011, Wells REIT II's board of directors declared distributions for the first quarter of 2011 in the amount of $0.125 (12.5 cents) per share on the outstanding shares of common stock payable to stockholders of record on March 15, 2011. Such distributions are expected to be paid in March 2011.

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Wells Real Estate Investment Trust II, Inc.

Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization

December 31, 2010
(in thousands)

Description	Location	Ownership Percentage	Encumbrances	Initial Cost: Land	Initial Cost: Buildings and Improvements	Initial Cost: Total	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2010: Land	Gross Amount at Which Carried at December 31, 2010: Buildings and Improvements	Gross Amount at Which Carried at December 31, 2010: Total	Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which Depreciation and Amortization is Computed (h)
WEATHERFORD CENTER HOUSTON	Houston, TX	100%	None	$ 6,100	$ 28,905	$ 35,005	3,674	$ 6,241	$ 32,438	$ 38,679	$ 13,151	1980	2/10/2004	0 to 40 years
333 & 777 REPUBLIC DRIVE	Allen Park, MI	100%	None	4,400	12,716	17,116	443	4,502	13,058	17,559	$ 3,355	2000	3/31/2004	0 to 40 years
MANHATTAN TOWERS	Manhattan Beach, CA	100%	75,000	11,200	72,467	83,667	(7,888)	11,459	64,320	75,779	$ 11,066	1985	4/2/2004	0 to 40 years
9 TECHNOLOGY DRIVE	Westborough, MA	100%	None	5,570	38,218	43,788	5,267	5,627	43,428	49,055	$ 14,706	1987	5/27/2004	0 to 40 years
180 PARK AVENUE	Florham Park, NJ	100%	None	10,802	62,595	73,397	1,882	11,050	64,229	75,279	$ 25,925	1982	6/23/2004	0 to 40 years
ONE GLENLAKE PARKWAY	Atlanta, GA	100%	60,000(a)	5,846	66,681	72,527	0	5,934	66,593	72,527	$ 17,107	2003	6/25/2004	0 to 40 years
80 M STREET	Washington, DC	100%	None	26,248	76,269	102,517	83	26,806	75,794	102,600	$ 23,922	2001	6/29/2004	0 to 40 years
ONE WEST FOURTH STREET	Winston-Salem, NC	100%	41,537	2,711	69,383	72,094	80	2,721	69,453	72,174	$ 15,400	2002	7/23/2004	0 to 40 years
3333 FINLEY ROAD	Downers Grove, IL	100%	None	6,925	34,575	41,500	631	7,015	35,116	42,131	$ 6,384	1999	8/4/2004	0 to 40 years
1501 OPUS PLACE	Downers Grove, IL	100%	None	3,579	17,220	20,799	329	3,625	17,502	21,128	$ 3,208	1988	8/4/2004	0 to 40 years
2500 WINDY RIDGE PARKWAY	Atlanta, GA	100%	32,000	7,410	60,601	68,011	1,572	7,485	62,098	69,583	$ 10,902	1985	9/20/2004	0 to 40 years
4100- 4300 WILDWOOD PARKWAY	Atlanta, GA	100%	25,000	13,761	31,785	45,546	491	13,898	32,139	46,037	$ 6,685	1996	9/20/2004	0 to 40 years
4200 WILDWOOD PARKWAY	Atlanta, GA	100%	33,000	8,472	44,221	52,693	524	8,546	44,671	53,217	$ 10,908	1998	9/20/2004	0 to 40 years
EMERALD POINT	Dublin, CA	100%	None	8,643	32,344	40,987	(12,314)	8,799	19,873	28,673	$ 3,092	1999	10/14/2004	0 to 40 years
800 NORTH FREDERICK	Gaithersburg, MD	100%	46,400	22,758	43,174	65,932	582	20,195	46,319	66,514	$ 12,060	1986	10/22/2004	0 to 40 years
THE CORRIDORS III	Downers Grove, IL	100%	None	2,524	35,016	37,540	(1,788)	2,558	33,194	35,752	$ 7,037	2001	11/1/2004	0 to 40 years
HIGHLAND LANDMARK III	Downers Grove, IL	100%	33,840	3,028	47,454	50,482	(4,595)	3,055	42,832	45,887	$ 8,321	2000	12/27/2004	0 to 40 years
180 PARK AVENUE 105	Florham Park, NJ	100%	None	4,501	47,957	52,458	1,744	4,501	49,701	54,202	$ 15,876	2001	3/14/2005	0 to 40 years
4241 IRWIN SIMPSON	Mason, OH	100%	None	1,270	28,688	29,958	719	1,299	29,378	30,677	$ 5,123	1997	3/17/2005	0 to 40 years
8990 DUKE ROAD	Mason, OH	100%	None	520	8,681	9,201	178	522	8,857	9,379	$ 1,775	2001	3/17/2005	0 to 40 years
5995 OPUS PARKWAY	Minnetonka, MN	100%	None	2,693	14,670	17,363	204	2,737	14,830	17,567	$ 5,349	1988	4/5/2005	0 to 40 years
215 DIEHL ROAD	Naperville, IL	100%	21,000	3,452	17,456	20,908	3,240	3,472	20,676	24,148	$ 5,325	1988	4/19/2005	0 to 40 years

S-1

Description	Location	Ownership Percentage	Encumbrances	Initial Cost: Land	Initial Cost: Buildings and Improvements	Initial Cost: Total	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2010: Land	Gross Amount at Which Carried at December 31, 2010: Buildings and Improvements	Gross Amount at Which Carried at December 31, 2010: Total	Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which Depreciation and Amortization is Computed (h)
100 EAST PRATT	Baltimore, MD	100%	105,000	31,234	140,217	171,451	29,681	31,777	169,355	201,132	$ 35,774	1975/1991	5/12/2005	0 to 40 years
COLLEGE PARK PLAZA	Indianapolis, IN	100%	None	2,822	22,910	25,732	(1,430)	2,822	21,479	24,302	$ 5,143	1998	6/21/2005	0 to 40 years
180 E 100 SOUTH	Salt Lake City, UT	100%	None	5,626	38,254	43,880	166	5,734	38,312	44,046	$ 11,193	1955	7/6/2005	0 to 40 years
ONE ROBBINS ROAD (b)	Westford, MA	99%	None	5,391	33,788	39,179	19	5,391	33,807	39,198	$ 6,298	1981	8/18/2005	0 to 40 years
FOUR ROBBINS ROAD (b)	Westford, MA	99%	None	2,950	32,544	35,494	(0)	2,950	32,544	35,494	$ 9,466	2001	8/18/2005	0 to 40 years
BALDWIN POINT	Orlando, FL	100%	None	2,920	19,794	22,714	592	2,920	20,385	23,306	$ 4,488	2005	8/26/2005	0 to 40 years
1900 UNIVERSITY CIRCLE	East Palo Alto, CA	100%	None	8,722	107,730	116,452	1,081	8,803	108,730	117,533	$ 34,563	2001	9/20/2005	0 to 40 years
1950 UNIVERSITY CIRCLE	East Palo Alto, CA	100%	None	10,040	93,716	103,756	8,314	10,134	101,935	112,070	$ 17,887	2002	9/20/2005	0 to 40 years
2000 UNIVERSITY CIRCLE	East Palo Alto, CA	100%	None	8,731	76,842	85,573	536	8,819	77,290	86,109	$ 11,664	2003	9/20/2005	0 to 40 years
MACARTHUR RIDGE	Irving, TX	100%	None	2,680	42,269	44,949	(7,032)	2,680	35,236	37,917	$ 4,610	1998	11/15/2005	0 to 40 years
5 HOUSTON CENTER	Houston, TX	100%	None	8,186	147,653	155,839	(7,851)	8,186	139,802	147,988	$ 39,263	2002	12/20/2005	0 to 40 years
KEY CENTER TOWER	Cleveland, OH	100%	None	7,269	244,424	251,693	14,117	7,454	258,355	265,810	$ 52,175	1991	12/22/2005	0 to 40 years
KEY CENTER MARRIOTT	Cleveland, OH	100%	None	3,473	34,458	37,931	7,087	3,629	41,390	45,018	$ 8,759	1991	12/22/2005	0 to 40 years
2000 PARK LANE	North Fayette, PA	100%	None	1,381	21,855	23,236	2,047	1,412	23,871	25,283	$ 6,218	1993	12/27/2005	0 to 40 years
TAMPA COMMONS	Tampa, FL	100%	None	5,150	41,372	46,522	1,859	5,268	43,113	48,381	$ 11,969	1984	12/27/2005	0 to 40 years
LAKEPOINTE 5	Charlotte, NC	100%	None	2,150	14,930	17,080	489	2,199	15,369	17,569	$ 2,951	2001	12/28/2005	0 to 40 years
LAKEPOINTE 3	Charlotte, NC	100%	None	2,488	5,483	7,971	8,238	2,546	13,662	16,209	$ 3,032	2006	12/28/2005	0 to 40 years
ONE SANTAN CORPORATE CENTER	Chandler, AZ	100%	18,000	4,871	24,669	29,540	135	4,948	24,727	29,675	$ 5,416	2000	4/18/2006	0 to 40 years
TWO SANTAN CORPORATE CENTER	Chandler, AZ	100%	21,000	3,174	21,613	24,787	(1,805)	3,245	19,737	22,982	$ 2,711	2003	4/18/2006	0 to 40 years
263 SHUMAN BOULEVARD	Naperville, IL	100%	49,000	7,142	41,535	48,677	6,890	7,233	48,334	55,567	$ 10,105	1986	7/20/2006	0 to 40 years
11950 CORPORATE BOULEVARD	Orlando, FL	100%	None	3,519	38,332	41,851	808	3,581	39,079	42,659	$ 9,262	2001	8/9/2006	0 to 40 years
EDGEWATER CORPORATE CENTER	Lancaster, SC	100%	None	1,409	28,393	29,802	682	1,432	29,052	30,484	$ 5,639	2006	9/6/2006	0 to 40 years
4300 CENTREWAY PLACE	Arlington, TX	100%	None	2,539	13,919	16,458	679	2,557	14,580	17,137	$ 4,187	1998	9/15/2006	0 to 40 years
80 PARK PLAZA	Newark, NJ	100%	60,894	31,766	109,952	141,718	6,096	32,221	115,593	147,814	$ 27,840	1979	9/21/2006	0 to 40 years
INTERNATIONAL FINANCIAL TOWER	Jersey City, NJ	100%	None	29,061	141,544	170,605	10,807	29,712	151,700	181,412	$ 28,448	1989	10/31/2006	0 to 40 years
STERLING COMMERCE	Irving, TX	100%	None	8,639	43,980	52,619	1,231	8,752	45,099	53,850	$ 13,402	1999	12/21/2006	0 to 40 years
ONE CENTURY PLACE	Nashville, TN	100%	None	8,955	58,339	67,294	(11,217)	9,106	46,971	56,077	$ 7,943	1991	1/4/2007	0 to 40 years

Description	Location	Ownership Percentage	Encumbrances	Initial Cost: Land	Initial Cost: Buildings and Improvements	Initial Cost: Total	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2010: Land	Gross Amount at Which Carried at December 31, 2010: Buildings and Improvements	Gross Amount at Which Carried at December 31, 2010: Total	Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which Depreciation and Amortization is Computed (h)
2000 PARK LANE LAND	North Fayette, PA	100%	None	1,044	—	1,044	12	1,056	—	1,056	$ —	N/A	1/5/2007	0 to 40 years
120 EAGLE ROCK	East Hanover, NJ	100%	None	2,726	30,078	32,804	1,052	2,762	31,094	33,856	$ 8,020	1990	3/27/2007	0 to 40 years
PASADENA CORPORATE PARK	Pasadena, CA	100%	None	53,099	59,630	112,729	(5,756)	53,099	53,874	106,973	$ 5,945	1965/2000/2002/2003	7/11/2007	0 to 40 years
7031 COLUMBIA GATEWAY DRIVE	Columbia, MD	100%	None	10,232	54,070	64,302	34	10,232	54,104	64,336	$ 7,316	2000	7/12/2007	0 to 40 years
CRANBERRY WOODS DRIVE	Cranberry Township, PA	100%	63,396	7,209	89,191	96,400	1,211	7,209	90,401	97,611	$ 4,615	2009	8/1/2007	0 to 40 years
222 EAST 41ST STREET	New York City, NY	100%	164,151(c)	—	324,520	324,520	1,533	—	326,053	326,053	$ 35,751	2001	8/17/2007	0 to 40 years
BANNOCKBURN LAKE III	Bannockburn, IL	100%	None	7,635	11,002	18,637	76	7,663	11,050	18,713	$ 2,282	1987	9/10/2007	0 to 40 years
1200 MORRIS DRIVE	Wayne, PA	100%	None	3,723	20,597	24,320	5,326	3,786	25,860	29,646	$ 3,864	1985	9/14/2007	0 to 40 years
SOUTH JAMAICA STREET	Englewood, CO	100%	None	13,429	109,781	123,210	3,253	13,735	112,727	126,463	$ 14,731	2002/2003/2007	9/26/2007	0 to 40 years
15815 25TH AVENUE WEST	Lynnwood, WA	100%	None	3,896	17,144	21,040	462	3,965	17,537	21,502	$ 1,862	2007	11/5/2007	0 to 40 years
16201 25TH AVENUE WEST	Lynnwood, WA	100%	None	2,035	9,262	11,297	216	2,071	9,442	11,513	$ 746	2007	11/5/2007	0 to 40 years
13655 RIVERPORT DRIVE	St. Louis, MO	100%	None	6,138	19,105	25,243	8	6,138	19,113	25,251	$ 2,134	1998	2/1/2008	0 to 40 years
11200 WEST PARKLAND AVENUE	Milwaukee, WI	100%	None	3,219	15,394	18,613	2,380	3,219	17,774	20,993	$ 2,472	1990	3/3/2008	0 to 40 years
LENOX PARK BUILDINGS	Atlanta, GA	100%	216,000(d)	28,478	225,067	253,545	4,184	28,858	228,871	257,729	$ 19,351	1992/1999/2001/2002	5/8/2008	0 to 40 years
LINDBERGH CENTER	Atlanta, GA	100%	250,000(c),(e)	—	262,468	262,468	3,252	—	265,720	265,720	$ 20,364	2002	7/1/2008	0 to 40 years
THREE GLENLAKE BUILDING	Sandy Springs, GA	100%	25,721 / 120,000(f)	7,517	88,784	96,301	891	8,055	89,136	97,192	$ 7,217	2008	7/31/2008	0 to 40 years
1580 WEST NURSERY ROAD	Linthicum, MD	100%	None	11,410	78,988	90,398	1,211	11,745	79,864	91,609	$ 7,413	1992	9/5/2008	0 to 40 years
DVINTSEV BUSINESS CENTER — TOWER B	Moscow, Russia	100%	None(c)	—	66,387	66,387	1,727	—	68,114	68,114	$ 10,604	2009	5/29/2009	0 to 40 years
147-149 SOUTH STATE STREET	Salt Lake City, UT	100%	None	525	—	525	188	713	—	713	$ —	N/A	8/26/2009	0 to 40 years
STERLING COMMERCE CENTER	Columbus, OH	100%	None	1,793	31,501	33,294	2,888	1,793	34,389	36,182	$ 1,123	1990/1995/1996/1998	3/8/2010	0 to 40 years
550 KING STREET BUILDINGS	Boston, MA	100%	None	8,632	74,625	83,257	5,347	8,632	79,971	88,604	$ 2,995	1984	4/1/2010	0 to 40 years

Description	Location	Ownership Percentage	Encumbrances	Initial Cost			Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2010			Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which Depreciation and Amortization is Computed (h)
				Land	Buildings and Improvements	Total		Land	Buildings and Improvements	Total				
CRANBERRY WOODS DRIVE—PHASE II	Cranberry Township, PA	100%	None	8,303	83,871	92,174	(0)	8,303	83,871	92,174	$ 1,582	2010	6/1/2010	0 to 40 years
HOUSTON ENERGY CENTER I	Houston, TX	100%	None	4,734	79,344	84,078	5,000	4,734	84,344	89,078	$ 1,690	2008	6/28/2010	0 to 40 years
SUNTRUST BUILDING	Orlando, FL	100%	None	1,222	20,402	21,624	938	1,222	21,340	22,562	$ 388	1959	8/25/2010	0 to 40 years
CHASE CENTER BUILDING	Columbus, OH	100%	None	5,148	24,743	29,891	2,805	5,148	27,548	32,696	$ 317	1972/1982	10/21/2010	0 to 40 years
Total - 100% REIT II Properties				**$566,848**	**$ 4,327,545**	**$4,894,393**	**$ 105,509**	**$571,696**	**$ 4,428,206**	**$4,999,902**	**$ 769,863**			

(a) As a result of the acquisition of the One Glenlake Parkway Building, Wells REIT II acquired investments in bonds and certain obligations under capital leases in the amount of $60.0 million.

(b) Wells REIT II acquired an approximate 99.3% interest in the One Robbins Road and Four Robbins Road Buildings through a joint venture with an unaffiliated party. As the controlling member, Wells REIT II is deemed to have control of the joint venture and, as such, consolidates it into the financial statements of Wells REIT II.

(c) Property is owned subject to a long-term ground lease.

(d) As a result of the acquisition of the Lenox Park Buildings, Wells REIT II acquired investments in bonds and certain obligations under capital leases in the amount of $216.0 million.

(e) As a result of the acquisition of the Lindbergh Center Building, Wells REIT II acquired investments in bonds and certain obligations under capital leases in the amount of $250.0 million.

(f) As a result of the acquisition of the Three Glenlake Building, Wells REIT II acquired investments in bonds and certain obligations under capital leases in the amount of $120.0 million.

(h) Wells REIT II assets are depreciated or amortized using the straight-lined method over the useful lives of the assets by class. Generally, Tenant Improvements are amortized over the shorter of economic life or lease term, Lease Intangibles are amortized over the respective lease term, Building Improvements are depreciated over 5-25 years, Site Improvements are depreciated over 15 years, and Buildings are depreciated over 40 years.

Wells Real Estate Investment Trust II, Inc.

Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization

December 31, 2010
(in thousands)

	2010	2009	2008	2007
Real Estate:				
Balance at the beginning of the year	$4,767,664	$4,625,137	$3,787,838	$2,938,153
Additions to/improvements of real estate	297,023	159,654	870,227	863,782
Sale of real estate	(18,143)			
Write-offs of tenant improvements		(890)	(501)	(547)
Write-offs of intangible assets(1)	(52)	(2,704)	(9,139)	(10,015)
Write-offs of fully depreciated/amortized assets	(46,590)	(13,533)	(23,288)	(3,535)
Balance at the end of the year	$4,999,902	$4,767,664	$4,625,137	$3,787,838
Accumulated Depreciation and Amortization:				
Balance at the beginning of the year	$ 635,080	$ 467,945	$ 324,472	$ 185,322
Depreciation and amortization expense	184,155	183,239	168,300	145,107
Sale of real estate	(2,763)			
Write-offs of tenant improvements	25	(674)	(110)	(105)
Write-offs of intangible assets(1)	(44)	(1,897)	(1,429)	(2,317)
Write-offs of fully depreciated/amortized assets	(46,590)	(13,533)	(23,288)	(3,535)
Balance at the end of the year	$ 769,863	$ 635,080	$ 467,945	$ 324,472

(1) - Consists of write-offs of intangible lease assets related to lease restructurings, amendments and terminations.

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Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 7 to Form S-11 to Registration Statement No. 333-144414 on Form S-3 of our report dated March 11, 2011, relating to the consolidated financial statements and consolidated financial statement schedule of Wells Real Estate Investment Trust II, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company's adoption of new accounting provisions for business combinations and associated acquisition costs) appearing in the Annual Report on Form 10-K/A of Wells Real Estate Investment Trust II, Inc. for the year ended December 31, 2010, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 21, 2011

EXHIBIT 31.1
PRINCIPAL EXECUTIVE OFFICER CERTIFICATION
PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, E. Nelson Mills, certify that:

1. I have reviewed this report on Form 10-K/A of Wells Real Estate Investment Trust II, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of and for the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of our annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 21, 2011

By: /s/ E. NELSON MILLS
E. Nelson Mills
Principal Executive Officer

EXHIBIT 31.2
PRINCIPAL FINANCIAL OFFICER CERTIFICATION
PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Douglas P. Williams, certify that:

1. I have reviewed this report on Form 10-K/A of Wells Real Estate Investment Trust II, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of and for the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of our annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 21, 2011

By: /s/ DOUGLAS P. WILLIAMS

Douglas P. Williams
Principal Financial Officer

EXHIBIT 32.1
CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. 1350)

In connection with the Annual Report of Wells Real Estate Investment Trust II, Inc. (the "Registrant") on Form 10-K/A for the year ended December 31, 2010, as filed with the Securities and Exchange Commission (the "Report"), the undersigned, E. Nelson Mills, Principal Executive Officer of the Registrant, and Douglas P. Williams, Principal Financial Officer of the Registrant, hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350) that, to the best of our knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934.

/s/ E. NELSON MILLS

E. Nelson Mills
Principal Executive Officer
March 21, 2011

/s/ DOUGLAS P. WILLIAMS

Douglas P. Williams
Principal Financial Officer
March 21, 2011



Wells REIT II Board of Directors and Officers

Standing from left: George W. Sands, Randall D. Fretz,* Bud Carter, Charles R. Brown, John L. Dixon, E. Nelson Mills*
Seated from left: Neil H. Strickland, Leo F. Wells III, Douglas P. Williams,* and Richard W. Carpenter

Corporate Governance
Wells REIT II is subject to certain laws pertaining to corporate governance of publicly registered companies. As of December 31, 2010, Wells REIT II was fully compliant with all requirements of Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, which was enacted to increase corporate accountability. In 2010, in addition to the certification required by Sections 302 and 906, Wells REIT II continued to document and test controls over its financial reporting processes in order to comply with Section 404(a) of the Sarbanes-Oxley Act of 2002 for the year ended December 31, 2010.

The Advisor Behind Wells REIT II
Wells REIT II is an investment product that relies on the real estate experience of Wells Real Estate Funds. Wells is a national real estate investment company with an established track record of providing investors with access to commercial real estate and other real asset investment opportunities. Since 1984, Wells has served more than 250,000 investors nationwide, investing over $11 billion on their behalf in commercial real estate assets.†

Notice of Annual Meeting
The Annual Meeting of the stockholders of Wells REIT II will be held at the Atlanta Athletic Club at 1:30 p.m., ET, on July 13, 2011, in Johns Creek, Georgia.

Website Access to U.S. Securities and Exchange Commission Filings
All reports filed electronically by Wells REIT II with the U.S. Securities and Exchange Commission, including the Annual Report on Form 10-K, Quarterly Reports on Forms 10-Q, and current event reports on Forms 8-K, are accessible at www.WellsREITII.com.

For Electronic Communications or Additional Information and Assistance
To sign up for electronic communications, or for additional information about Wells REIT II, please visit our investor website, www.WellsREITII.com. To access your account information, click "Investor/e-Delivery LOG-IN."

Investors also may contact a Wells Client Services Specialist for assistance at 800-557-4830; 770-243-8198 (fax); or client.services@wellsref.com. They are available Monday through Thursday from 8:15 a.m. until 6:30 p.m., and Friday from 8:15 a.m. until 5:30 p.m. (ET).

RISK FACTORS
This correspondence may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including discussion and analysis of our financial condition and certain other matters. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers should be aware that there are various factors that could cause actual results to differ materially from any forward-looking statements made herein. Factors that could cause or contribute to such differences include, but are not limited to, changes in general economic and business conditions, changes in real estate conditions, industry trends, construction delays, changes in government rules and regulations (including changes in tax laws), lease-up risks, lack of availability of financing, lack of availability of capital proceeds, and increases in interest rates. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this correspondence. We do not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements. This is neither an offer nor a solicitation to purchase securities.

*Officers of Wells REIT II.
†Data as of December 31, 2010.


WELLS

Wells Real Estate Investment Trust II, Inc.
6200 The Corners Parkway
Norcross, GA 30092-3365
800-448-1010
www.WellsREITII.com

RTIIMPREPP1012-1047